07025779

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Foschini Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
AUG 10 2007
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 04044 FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 8/7/07

FOSCHINI

FOSCHINI LIMITED


Annual Report 2007

The Group

Foschini Limited has the following operating divisions:

Retail

- Foschini: branded as Foschini, Donna-claire, fashionexpress and Luella;
- Markham;
- Exact!;
- The Sports division, branded as Sportscene, Totalsports and DueSouth;
- The Jewellery division, branded as American Swiss, Sterns and Matrix
- @home, branded as @home and @homelivingspace;
- TFG Apparel Supply Company; and
- FG Financial Services.

External Financial Services "RCS Group"

RCS Personal Loans;
RCS Cards;
RCS Private Label Cards; and
RCS Home Loans.

Through its retail divisions, the group retails clothing, jewellery, accessories, cosmetics, sporting and outdoor apparel and equipment and homewares to the broad, middle income group throughout southern Africa, mainly as a credit retailer. The ratio of cash sales to total turnover approximates 33%.

The external financial services division offers preapproved loans, mainly to qualifying customers of the group, and credit to customers of merchants outside of the group.



Contents

FOSCHINI

A destination of choice for women seeking fashionable, current apparel and footwear offering good value, in an environment that is modern and friendly.

donna-claire FASHION IN SIZES 16-28 — Offering stylish fashion for larger sized women.

fashion — A value fashion chain focusing on the value for money proposition.

Luella — A range of ladies footwear, handbags and accessories aimed at the middle to upper middle market.

Markham — Internationally inspired menswear of great quality and value, suitable for all occasions and daily experiences.

exact! wearever — Accessible fashion for everybody, offering consistent quality and reassuring affordability with focused ranges that are easy to dress up or down.

sportscene — Provides the street wise active youth in search of a more defined identity a unique blend of freesport brands and urban style in their own environment.

TotalSPORTS — Top of mind sportswear destination giving the everyday athlete the inspiration to compete and perform by offering a range of international sports brands.

SOUTH BE AN OUTSIDER — A modern, hi-tech, outdoor lifestyle and adventure destination offering a comprehensive and fashionable range of the latest brands and product innovation.

AMERICAN SWISS YOU DESERVE IT — The leading contemporary jewellery retailer offering new and exciting merchandise for the aspirational, confident individual.

STERNS — THE JEWELLER — — A trusted jeweller offering stylish jewellery for special occasions. With an emphasis on gentle sophistication, sincerity, emotional warmth and romance.

MATRIX Sunglasses • Cell phones — Strong lifestyle orientation providing branded accessories aimed at a generally younger customer.

@home THE HOMEWARE STORE — Fashionable merchandise covering the Eat, Sleep, Bath, Cook and Live categories for the discerning homemaker.

@homelivingspace THE HOMEWARE STORE — Offering design-conscious consumers a comprehensive range of affordable contemporary furniture.

Contents overleaf



History

The company, which commenced trading in 1924, has been listed on the JSE Limited since 1 January 1941 and is regarded as one of the foremost independent chain store groups in the country. The company's success is strongly driven by its desire to provide the right merchandise to the respective target markets of all its trading divisions, and its skill in achieving this objective has resulted in a successful track record. The Foschini group believes that teamwork coupled with professionalism in all aspects of retailing will continue to be the foundation for the future.



Mission

The group's mission is to retain leadership in cost-effective and profitable retail operations and to achieve significant growth through employee contribution, innovative differentiation, new business development, acquisition and aggressive expansion, including expansion across borders.



Values

- the maintenance of its integrity by being honest, open and ethical in all its dealings;
- a commitment to providing "exceeding service" to customers, and giving them value for money;
- the treatment of people with dignity and respect, ensuring a supportive and encouraging environment;
- the belief in equal opportunity and development for all, and fair reward to people according to responsibility, effort and performance; and
- the commitment to a self-critical professionalism, with visible and consistent standards and a constant search for performance improvement.

Financial Statistics and Targets

	Medium-term target	2007	2006
Operating margin (%)	24,0	26,1	24,3
ROE (%)	35,0	32,5	33,6
Current ratio (times)		3,1	3,0
Debt equity ratio (%)	25,0	18,8	16,2
Finance charge cover (times)		18,0	19,8
Number of stores	1 500	1 332	1 273
Square metres	420 000	380 615	354 747
Stock turn			
– jewellery		2,18	1,91
– @home		2,43	2,31
– other		3,20	3,31

Financial Highlights

	% change	2007	2006
Retail turnover (Rm)	12,4	7 230,0	6 432,1
Operating profit before finance charges (Rm)	20,4	1 887,0	1 567,3
Profit before tax (Rm)	19,8	1 782,3	1 488,2
Headline earnings (Rm)	13,4	1 119,2	986,9
Profit attributable to equity holders of Foschini Limited (Rm)	13,4	1 119,2	986,9
Cash flows from operating activities (Rm)	202,1	99,3	(97,3)
Total shareholders' interest (Rm)	17,0	3 823,6	3 267,9
Earnings per ordinary share* (cents)	15,4	534,2	463,0
Headline earnings per ordinary share* (cents)	15,4	534,2	463,0
Tangible net asset value per ordinary share** (cents)	17,5	1 789,4	1 523,4
Dividend per share (cents)	22,7	270,0	220,0
Share price (cents)			
– at year-end	18,6	6 910,0	5 826,0
– high	14,1	7 101,0	6 225,0
– low	24,7	4 040,0	3 240,0
– average	17,7	5 427,0	4 612,0
Market capitalisation (Rm)	18,6	16 618,4	14 011,4
Gross number of shares in issue (millions)		240,5	240,5
Net number of shares in issue (millions)		212,0	212,6
Closing US$ conversion rate		7,30	6,21
Average US$ conversion rate		7,06	6,26

* based on the weighted average number of shares in issue

** based on the net actual number of shares in issue

Financial Highlights and Share Performance

Share Performance

	2007	2006	2005	2004	2003
Market price per share (cents)					
at year end	6 910	5 826	3 555	1 995	1 070
highest	7 101	6 225	4 100	2 140	1 212
lowest	4 040	3 240	1 775	1 070	685
average	5 427	4 612	2 650	1 724	970
Number of shares in issue (millions)	240,5	240,5	240,5	240,5	240,5
Number of beneficial shareholdings	5 349	5 303	5 349	3 960	2 938
Price/earnings ratio at year end	12,94	12,58	9,88	8,41	6,60
Dividend yield	3,5	3,1	3,5	3,2	3,7
Number of shares traded during the year (millions)	273,3	156,8	178,0	149,2	162,3
Volume traded/number of shares in issue (%)	113,6	65,2	74,0	62,0	67,5
Market capitalisation (Rm)	16 618,4	14 011,4	8 549,7	4 797,9	2 573,3


Retail Turnover
2007
Foschini
Markham
Exact!
Sports Division
Jewellery
@home
2006

	2007 Rm	% change 52 versus 53 weeks	% change 52 versus 52 weeks	2006 Rm
Foschini	2 911,8	9,4	11,6	2 660,6
Markham	1 138,3	15,9*	18,6*	1 054,7
Exact!	682,6	15,2	17,4	592,4
Sports division	1 062,4	17,4	20,0	904,7
Jewellery division	1 022,5	14,5	16,3	893,4
@home	412,4	26,3	28,6	326,3
	7 230,0	12,4	14,6	6 432,1

* Growth excludes the discontinued RJL brand

FOSCHINI

FOSCHINI LIMITED

Operations

Foschini
Foschini
Donna-claire
Fashionexpress
Luella

Markham

Exact!

Sports Division
Sportscene
Totalsports
DueSouth

Jewellery Division
American Swiss
Sterns
Matrix

@home
@home
@homelivingspace

TFG Apparel Supply Company

FG Financial Services

RCS Group Financial Services*
RCS Personal Loans
RCS Cards
RCS Private Label Cards
RCS Home Loans

Services

- Group Finance and Administration
- Group Audit Services
- Foschinidata
- Distribution and Logistics
- Human Resources
- Group Services
- Group Property

* All divisions are wholly owned, with the exception of the RCS Group financial services division, in which the Standard Bank of South Africa Limited (SBSA) has a minority share.



Corporate Structure


Botswana
Limpopo
Namibia
Mpumalanga
Gauteng
Swazilan
North West
Free State
KwaZulu-Natal
Northern Cape
Eastern Cape
Western Cape

Foschini Limited	2007		2006	
	Number of stores	Turnover Rm	Number of stores	Turnover Rm
Botswana	5	29,6	5	28,1
Eastern Cape	100	544,6	99	497,4
Free State	95	411,8	90	356,1
Gauteng	326	2 217,6	306	1 983,0
KwaZulu-Natal	149	905,3	145	822,5
Limpopo	86	389,6	82	343,2
Mpumalanga	95	387,7	83	297,3
Namibia	47	182,7	45	151,9
North West	75	329,1	75	294,1
Northern Cape	49	198,4	42	191,5
Swaziland	4	9,7	4	9,6
Western Cape	301	1 623,9	297	1 457,4
	1 332	7 230,0	1 273	6 432,1

Turnover and Stores by Province

Foschini Limited and its subsidiaries

Years ended	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
No. of weeks	52	53	52	52	52	52	52	53	52	52	52
Profitability											
Retail turnover (Rm)	7 230,0	6 432,1	5 279,3	4 410,0	3 880,6	3 289,9	2 980,5	2 646,5	2 514,3	2 399,3	2 256,5
Operating profit before finance charges (Rm)	1 887,0	1 567,3	1 204,8	814,6	582,0	348,5	202,7	333,7	337,8	338,7	300,1
Profit attributable to equity holders of Foschini Limited (Rm)	1 119,2	986,9	767,0	516,9	359,5	199,9	116,0	233,3	211,2	193,0	165,1
Headline earnings (Rm)	1 119,2	986,9	767,0	523,4	364,8	203,0	119,1	233,3	211,2	191,6	165,1
Balance sheet											
Non-current assets (Rm)	2 160,4	1 536,5	1 438,1	1 096,6	754,7	965,5	1 107,7	805,6	800,8	775,8	711,0
Current assets (Rm)	4 623,3	4 311,8	3 422,1	2 794,1	2 630,6	2 120,6	1 781,3	1 797,2	1 517,6	1 461,9	1 249,8
Total assets (Rm)	6 783,7	5 848,3	4 860,2	3 890,7	3 385,3	3 086,1	2 889,0	2 602,8	2 318,4	2 237,7	1 960,8
Total shareholders' interest (Rm)	3 823,6	3 267,9	2 641,8	2 291,4	2 077,0	1 830,1	1 775,1	1 755,7	1 544,3	1 349,0	1 156,0
Minority interest (Rm)	181,3	88,9	16,0	10,1	5,1	8,6	–	–	–	–	–
Non-current liabilities (Rm)	1 282,4	1 064,2	833,8	554,5	514,7	625,2	599,3	376,2	324,7	415,8	397,2
Current liabilities (Rm)	1 496,4	1 427,3	1 368,6	1 034,7	788,5	622,2	514,6	470,9	449,4	472,9	407,6
Total equity and liabilities (Rm)	6 783,7	5 848,3	4 860,2	3 890,7	3 385,3	3 086,1	2 889,0	2 602,8	2 318,4	2 237,7	1 960,8
Cash flow statement											
Cash flows from operating activities (Rm)	99,3	(97,3)	86,7	289,9	288,3	121,4	66,1	159,0	271,9	135,4	184,7
Cash flows from investing activities (Rm)	(112,7)	51,5	(165,7)	(187,3)	(155,1)	(166,6)	(370,2)	43,6	(45,3)	(80,4)	(84,6)
Cash flows from financing activities (Rm)	20,0	72,1	86,0	(100,6)	(132,8)	46,7	352,2	(83,8)	(236,4)	(56,6)	(98,0)
Net increase (decrease) in cash (Rm)	6,6	26,3	7,0	2,0	0,4	1,5	48,1	118,8	(9,8)	(1,6)	2,1
Cash at the beginning of the year (Rm)•	62,5	36,2	29,2	27,2	26,8	175,3	127,2	8,4	18,2	19,8	17,7
Cash at the end of the year (Rm)•	69,1	62,5	36,2	29,2	27,2	176,8	175,3	127,2	8,4	18,2	19,8

•The figures from 1996 to 2002 comprise cash and cash equivalents, whereas those from 2003 onwards comprise cash only.

Performance measures/ratios	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
Turnover growth (%)	12,4	21,8	19,7	13,6	18,0	10,4	12,6	5,3	4,8	6,3	3,4
Operating margin (%)	26,1	24,3	22,8	18,5	15,0	10,6	6,8	12,6	13,4	14,1	13,3
Debt equity ratio (%)	18,8	16,2	12,7	4,0	8,6	17,1	15,1	3,0	–	–	17,2
Total liabilities to shareholders' interest (times)	0,73	0,76	0,96	0,69	0,63	0,68	0,63	0,48	0,50	0,56	0,67
Current ratio (times)	3,1	3,0	2,5	2,7	3,3	3,4	3,5	3,8	3,4	3,1	3,1
Headline earnings per ordinary share (HEPS) (cents)*	534,2	463,0	359,6	237,1	162,2	87,9	50,1	100,1	91,2	82,7	71,3
Change in HEPS (%)	15,4	28,8	51,7	46,2	84,5	75,4	(50,0)	9,8	10,2	16,1	(27,4)
Tangible net asset value per ordinary share (cents)	1 789,4	1 523,4	1 233,4	1 039,1	917,8	803,4	731,6	752,9	667,0	582,6	499,3
Market capitalisation (Rm)	16 618,4	14 011,4	8 549,7	4 797,9	2 573,3	1 681,1	1 190,5	3 196,1	2 917,4	4 451,5	3 495,6

Notes

When an accounting policy has been changed, comparative figures have been restated in accordance with the new policy.

* Up to 1999, comparative figures were restated in terms of the increased number of shares in issue resulting from subdivisions and capitalisation issues. From 2000, this figure has been calculated using the weighted average number of shares in issue, without restatement of prior year figures.

Group Statistics and Definitions

Foschini Limited and its subsidiaries

Years ended	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
No. of weeks	52	53	52	52	52	52	52	53	52	52	52
Statistics											
Number of ordinary shares in issue (millions)	**240,5**	240.5	240.5	240.5	240.5	240.5	240.5	235.0	231.5	222.6	211.9
Number of ordinary shares on which headline earnings per share is calculated (millions)	**209,5**	213.1	213.3	220.7	224.9	231.0	237.9	233.2	231.5	231.5	231.5
Net number of ordinary shares on which net asset value per share is calculated (millions)	**212,0**	212.6	211.9	218.4	223.6	226.3	240.5	233.2	231.5	231.5	231.5
Number of stores	**1 332**	1 273	1 233	1 197	1 188	1 185	1 207	1 088	1 069	1 013	971
Floor area (gross m²)	**380 615**	354 747	334 662	323 459	317 381	310 166	309 188	272 152	260 371	252 266	240 023



SAARF Living Standards Measure (LSM)*	Population 2006	% population 2003	% population 2006	Average monthly household income 2006 (R)
LSM 1	1 895 000	9.5	6.1	1 003
LSM 2	3 784 000	13.1	12.2	1 210
LSM 3	3 878 000	14.4	12.6	1 509
LSM 4	4 603 000	14.0	14.9	1 924
LSM 5	4 176 000	12.8	13.5	2 674
LSM 6	4 454 000	13.2	14.4	4 400
LSM 7	2 413 000	6.5	7.8	6 880
LSM 8	1 759 000	5.9	5.7	9 304
LSM 9	2 085 000	5.5	6.7	12 647
LSM 10	1 857 000	5.1	6.0	19 974

* Source: SAARF AMPS 2005 and 2006

Definitions

Comparable

As the prior year comprised 53 weeks, all references to "comparable" refer to 52 versus 52 week comparisons.

Current ratio

Current assets divided by current liabilities.

Debt equity ratio

Interest bearing debt and short-term loans, reduced by preference share investment and cash, expressed as a percentage of capital and reserves.

Gross square metres

Comprises the total leased store area including stockrooms.

Headline earnings

Net income attributable to ordinary shareholders adjusted for the effect, after tax, of exceptional items.

Headline earnings per ordinary share

Headline earnings divided by the weighted average number of shares in issue for the year.

LSM

Refers to the SAARF Universal Living Standards Measure which is a unique means of segmenting the South African market by dividing the population into 10 LSM groups, 1 (lowest) to 10 (highest). Refer table alongside.

Market capitalisation

The market price per share at the year-end multiplied by the number of ordinary shares in issue at the year-end.

Same store

Stores which have traded for the full current and previous financial years out of the same trading area.

Tangible net asset value per ordinary share

Total net asset value, after minorities, excluding goodwill and intangible assets, divided by the net number of ordinary shares in issue at the year-end.

Operating margin

Operating profit before finance charges expressed as a percentage of retail turnover.



Five Yearly Review 1981 – 2007

Equity attributable to equity holders of Foschini Limited


Millions of Rands
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
44,0
93,8
343,0
1 156,0
1 830,1
3 823,6
1981
1986
1992
1997
2002
2007

Number of stores



1 400
1 200
1 000
800
600
400
200
0
541
599
693
971
1 185
1 332
1981
1986
1992
1997
2002
2007

Headline earnings per share*



600
500
400
300
200
100
0
Cents
7,1
11,2
40,1
71,3
87,9
534,2
1981
1986
1992
1997
2002
2007

*Comparative figures have been restated in terms of the current number of shares in issue, adjusted for subdivisions and capitalisation issues. Where applicable, earnings are shown before extraordinary/exceptional items. From 2005 the ratios are based on the weighted average number of shares in issue.

Earnings attributable to equity holders of Foschini Limited



1 200
1 000
800
600
400
200
0
Millions of Rands
15,6
24,6
92,8
165,1
199,9
1 119,2
1981
1986
1992
1997
2002
2007

Retail turnover



8 000
7 000
6 000
5 000
4 000
3 000
2 000
1 000
0
Millions of Rands
189,7
329,8
1 153,5
2 256,5
3 289,9
7 230,0
1981
1986
1992
1997
2002
2007



D M Polak (58) # 0 ^

Appointed in 1996
Joined the group in 1969



R Stein (57) # ^

BComm, CA(SA)
Appointed in 1999
Joined the group in 1996

*	Member of the Audit Committee
+	Member of the Remuneration Committee
#	Member of the Risk Committee
0	Member of the Nominations Committee
^	Member of the Transformation Committee

Committees

Audit Committee

S E Abrahams (Chairman), E Osrin, D M Nurek, N H Goodwin

Remuneration Committee

E Osrin (Chairman), Prof. F Abrahams, D M Nurek, C J Ginsburg (Consultant)

Risk Committee

D M Nurek (Chairman), E Osrin, D M Polak, R Stein, A D Murray (Director, Operating Board)

Nominations Committee

E Osrin (Chairman), D M Nurek, S E Abrahams, D M Polak

Transformation Committee

E Osrin (Chairman), Prof. F Abrahams, D M Polak, R Stein, G S Naidoo (Group Human Resources Director)

Directorate

Non-executives



E Osrin (74) * + # o ^

Chairman
Appointed in 1978
Also a director of
Atlas Property Limited



D M Nurek (57) * + # o

Deputy Chairman
Appointed in 1990
Also a director of
Aspen Pharmacare Holdings Limited, Distell Group Limited, Lewis Group Limited, New Clicks Holdings Limited, Pick 'n Pay Stores Limited, Sun International Limited, Trencor Limited, JCI Limited and Randgold and Exploration Company Limited



S E Abrahams (68) * o

FCA, CA(SA)
Appointed in 1998
Also a director of Investec PLC, Investec Limited, Super Group Limited and Phumelela Gaming and Leisure Limited



W V Cuba (52)

BSc(Survey), BSc(Info.Systems), MBA
Appointed in 1998
Also a director of Mustek Limited and Kelly Group Limited



N H Goodwin (67) *

Appointed in 1989



Prof F Abrahams (44) +

BEcon(Hons) MComm DComm
Appointed in 2003
Also a director of
Lewis Group Limited



L F Bergman (63)

BSc(Chem.Eng.), MSc(Ind.Adm.)
Appointed in 2002
Also a director of
Super Group Limited



M Lewis (48)

BA(Econ) (Hons)
Appointed in 1989

Executive Management

S A Annenberg (46)
General Manager – exact!
Joined the group in 1985

S E Eagle (48)
Managing Director – TFG Apparel Supply Company
Joined the group in 1998

D B Gedye (48)
Managing Director – Markham
Joined the group in 1979

A Kleinman (48)
BSc, MBA
General Manager – Jewellery division
Joined the group in 1984

K Westvig (36)
BBusSc
Managing Director – RCS Financial Services
Joined the group in 1994

Operating Board

D M Polak (58)
Chief Executive Officer
Joined the group in 1969

S N Bowley (45)
BBusSc (Hons)
Group CEO Designate
Joined the group in 1987

A D Murray (50)
BA, CA
Group MD Designate
Joined the group in 1985

H B Godfrey (52)
Managing Director – @home
Joined the group in 1994

P S Meiring (51)
Managing Director – Foschini Group Financial Services
Joined the group in 1983

R Stein (57)
BComm, CA(SA)
Group Financial Director
Joined the group in 1996

G S Naidoo (39)**
BSocSc (Hons), MA(Ind.Psych.)
Group Human Resources Director
Joined the group in 2005

B J Curry (45)**
Managing Director – Foschinidata
Joined the group in 1988

M Mendelsohn (48)*
Managing Director – Sports division
Joined the group in 1982

A R Bisogno (49)*
Managing Director – Foschini division
Joined the group in 1978

* Appointed 1 March 2007
** Appointed 1 October 2006

Executive Management and Operating Board



Standing left to right: F R Godfrey, R Stein, A D Murray, M Mendelsohn and B L Curry
Seated left to right: [illegible] Bisogno, S R Bowley, D M Polak, P S Meiring and P S Naidoo


Eliot Osrin

Overview

The retail sector in South Africa has experienced unprecedented growth in the last five years, with consumer spending being extremely strong and growing at a far faster rate than the economy as a whole.

Against this background, I am pleased to report that this has been another good year for our group, with an 18,5% growth in comparable headline earnings per share, which follows compounded growth in the past five years of 56%. I must, once again, congratulate and thank our chief executive officer Dennis Polak, his management team and our entire staff of over 15 000 for their fine efforts, dedication and commitment.

Our group's retail turnover now exceeds R7 billion and is well on the way to reaching the R10 billion mark. Our pre-tax profit is one of the highest in our sector and has grown this year to R1,78 billion. Whilst the historic rating awarded to our group by the market is not the highest in our sector, the arrival of the private equity industry to our shores has demonstrated the undervaluation of our share, and its re-rating together with that of the retail sector as a whole has recently moved our share price to a level reflecting a historic price earnings ratio in excess of 14 times.

Having regard to our expectation of the continued strength of the economy and our business, as well as our very strong balance sheet and cash flow, we have reduced our dividend cover this year from 2,1 to 2,0 times resulting in the total dividend for the year being increased by 22,7% to 270 cents per share. Whilst we are of the view that next year will be one of the most difficult that the group has experienced for many years, we do believe that this will be short-lived and that the economy will once again continue its upward momentum in the build-up to the Soccer World Cup in 2010.

Economy

Notwithstanding the strong economy over the last five years and the adverse effect of the continued increases in the petrol price, our optimism and GDP outlook for the future remains positive which is supported by strong business and consumer confidence. There has been and continues to be, a continual upward shift in the income demographics of consumers, as reflected in the living standards measurement (LSM), particularly in so far as our market is concerned. This is particularly dominant in the emerging black middle class.



Employment growth, improving confidence across racial groups and government infrastructure spend of R259 billion over the next two years all bode well for the economy as a whole. Government spending will be supported by corporate investment and we have already seen announcements by Transnet and Eskom totalling more than R145 billion over the next five years, and major construction companies show two-year order books totalling in excess of R30 billion. These factors, combined with low inflation, real wage increases of the consumer, and the continued economic stability have all resulted in the continual increase in the disposable income of consumers.

Interest rates, which are at all-time lows, are expected to remain static or only increase marginally during the next year. Thereafter the expectation is that interest rates will again start declining which together with the other factors mentioned, will once again allow consumer confidence and spending to grow at a far greater rate than the economy as a whole which will be extremely positive for our group and the retail sector in general.

As a result of the low interest rate cycle, the ratio of household debt servicing costs to disposable income remains manageable at around 9%, up from 6% two years ago. Growth in overall buying power continues to be boosted by the black middle class, which grew 30% in the 2006 calendar year to 2,6 million according to a survey by the University of Cape Town and TNS Research.

Chairman's Report

Our Operating Environment

Our new democracy has continued to evidence political stability in South Africa that is most gratifying and beneficial for doing business. The economy under the guidance of President Mbeki has been extremely well managed and it is hoped that at the end of the year the ANC will elect a successor who is qualified and capable of continuing the good work done thus far by the president and his Minister of Finance, Trevor Manuel.

The National Credit Act becomes effective on 1 June 2007 and our group is expected to be completely compliant with the new regulations before the implementation date. This Act will go some way to ensuring that consumer credit levels do not become dangerously high, and at the same time, it will have benefits for our business by enabling us to utilise risk-based pricing.

A quota system was introduced from 1 January 2007 for a two-year period, restricting the quantity of ready-made garments and fabric imports from China. The bulk of our group's clothing is manufactured locally in South Africa, so whilst the new quota system does present challenges to our group, particularly in regard to fabric, we are better placed than most similar companies and we thus do not expect these quotas to adversely affect our business. By way of example, the number of ready-made garments affected by the quota system in the case of our group is expected to amount to only 3% of next year's total garment purchases.

We are one of the biggest users in the country of the local manufacturing industry, and this year we acquired in excess of 5,5 million South African-made garments via our TFG Apparel Supply division. We will continue to grow our local supply base, thereby promoting the local clothing manufacturing industry, and in the process provide employment for many in the garment manufacturing industry.

Staff and Succession

Our group's greatest asset continues to be its current excellent management. To ensure that this situation continues in the years ahead, we pay considerable attention to retention and succession planning in all facets of our business.

In February of this year Dennis Polak, who has been the CEO for the last ten years, announced that he would be retiring from this position at the end of 2007. Dennis will have spent 39 years with the group, the last ten as CEO. He has been an outstanding CEO and under his stewardship, the company has not only annually produced outstanding results (increasing earnings per share from 82,7 cents in 1998 to 534,2 cents in 2007), but it has considerably increased the number of divisions which constitute the group by adding Exact!, fashionexpress, Totalsports, DueSouth, @home, Luella and RCS financial services to the group's offerings. I am delighted that Dennis will be remaining on as a non-executive director of the group and am confident that his successor, Simon Bowley, who has a proven retail track record, will ensure the continued prosperity of the group.

Starting in 2005 the board embarked on a comprehensive succession process to select an internal candidate. Simon's appointment as CEO Designate with effect from 19 February 2007 was done to facilitate an orderly eleven-month transition, during which time Dennis and Simon will adjust their respective roles to accommodate a seamless change in leadership on 1 January 2008 when Simon will be appointed as CEO. Simon has been with the group for 20 years, the past seven as MD of the Foschini Stores division and prior to that as MD of the Markham division.

At the same time that Simon was appointed as CEO Designate, Doug Murray, previously Retail Director of our group, who has been with our group for 22 years, was appointed as Group MD Designate. We are delighted to have two such able internal candidates who we are confident will steer the group to new heights in the future.

Both Simon and Doug have now joined the Foschini Limited board.

Community Responsibility

We remain committed to achieving a balance between economic performance and the part we can and must play for our society and the community in which we operate. We are very mindful of the critical role that business has to play in the upliftment of the community and for this reason we are committed to continuing investment in the development of society. We make charitable donations to well over 100 national and local non-governmental organisations with our primary focus areas being education, job creation, staff bursaries, poverty alleviation, welfare and combating HIV/AIDS. Full details of our CSI endeavours are covered in the sustainability section of this report.

Transformation

Our transformation committee, with myself as Chairman, has the task of driving the group's Black Economic Empowerment (BEE) strategy into the future. Our various internal transformation subcommittees tackle, on a daily basis, the various pillars of BEE to ensure that our group plays its rightful role in the development of historically disadvantaged communities. In the Financial Mail's Top Empowerment Companies Report of 2007, our group has once again fared extremely well and achieved the second highest rating in our sector. Now that the final BEE codes have been issued, we will start focusing in earnest on our BEE ownership endeavours as each South African corporate must inevitably do.

Governance

Your directors consider responsible corporate governance as integral to the success of the company, and our commitment thereto is outlined in our corporate governance report, which appears elsewhere in this document.

Looking Ahead

Having regard to the economic factors referred to above and a satisfactory increase in turnover in the first eight weeks of the new financial year, we are confident that, in the absence of unforeseen circumstances, the company will enjoy another year of satisfactory growth.

Thanks

On behalf of my board I wish to extend appreciation and thanks to:

- all employees for their continued excellent performance during the year;
- our customers for their continued and growing support;
- our shareholders for their continued confidence in the group;
- our suppliers, advisers and business associates for their co-operation and contribution to the continued growth of the business; and
- my fellow directors for their ever ready support, guidance and valuable input.

Eliot Osrin
Chairman

31 May 2007





Group Overview

The financial year to the end of March 2007 comprises 52 weeks compared to the corresponding period of 53 weeks in 2006, which makes direct comparisons misleading.

Our group has enjoyed a superb five years with compounded growth in headline earnings per share over that period increasing by 56%. Against this very high base, the current year's growth of 15,4% (18,5% in the case of 52 weeks) is extremely pleasing.

Over this very buoyant period our group has continued with its strategy of reinventing, extending and revitalising our brands and I can say with confidence, that all our stores are excellent in regard to their appearance and layout, systems, merchandise offering and customer service. Over the last five years all of our stores have advanced to new levels of excellence and bear little resemblance to our stores of five years ago.

I'm also pleased to be able to report that the calibre of our staff, our most valuable asset, continues to improve year-on-year and we have detailed succession plans in place at all levels of our business.



Dennis Polak



Trading Environment

Having approached this year with a confident feeling, we had a very good first six months as we continued to benefit from the favourable economic climate in this country. The second half proved to be a little more challenging particularly due to the stock shortages experienced by our Foschini division during the period up to November 2006. The political stability in our country combined with the low interest rate environment and low inflation, has certainly assisted retailers to produce above normal results. In addition, the growth of the emerging black middle class has enabled the retail environment to grow at a faster rate than the overall economy which is evidenced by our comparable turnover growth for the 52 weeks of 14,6% compared to the product inflation in our company of approximately 4%.

Whilst these favourable trading conditions are expected to continue, it will become increasingly more difficult to sustain these exceptional results, having regard to the very high growths achieved in the last five years and accordingly the extremely high base created. The increase in interest rates over the past short while together with the petrol price hikes, will make the trading environment in the next financial year more difficult as consumer spending must inevitably be impacted.

Having said that, it would appear that the interest rate cycle is now at or very close to its peak. We expect that towards the end of our next financial year interest rates could start declining which should result in an increase in consumer demand. This will be good for our group.

An area of concern for the next year relates to the introduction of the new National Credit Act which becomes effective on 1 June 2007. Whilst this Act will in the medium term be beneficial to our group, in the short term, it will present some unique challenges for us. It is inevitable that, post the implementation of this Act, the opening of new accounts will become more difficult, until the marketplace has absorbed the practicalities of applying the new provisions.

Chief Executive Officer's Report

Financial Performance

Whilst our group's detailed financial performance for the year is set out in the Financial Director's Report, I would like to draw attention to the following highlights:

- Record retail sales of R7,2 billion, an increase of 14,6% for the comparable 52 weeks on our product inflation of approximately 4%
- Operating margin of 26,1%, the highest ever achieved
- Net profit before tax of almost R1,8 billion
- An increase in the annual dividend of 22,7%
- Our group's return on equity of 32,5%

Trading Performance

As already mentioned, the lower interest rate environment and buoyant trading conditions experienced in the first half of the financial year continued into the second half, albeit at a reduced tempo. All our divisions performed well, once again substantially above our product inflation of approximately 4%, the exception being our Foschini division which suffered stock shortages during the period August to November. We estimate that the loss in turnover arising from this out-of-stock position was approximately R100 million. Sales and sales growth in the various divisions were as follows:

	No. of stores	Retail turnover 52 weeks ended 31.03.07 Rm	% change 52 versus 53 weeks	% change 52 versus 52 weeks
@home	51	412,4	26,3	28,6
Exact!	180	682,6	15,2	17,4
Foschini division	386	2 911,8	9,4	11,6
Jewellery division	316	1 022,5	14,5	16,3
Markham	191	1 138,3	15,9*	18,6*
Sports division	208	1 062,4	17,4	20,0
Total	1 332	7 230,0	12,4	14,6

* Growth excludes the discontinued RJL brand.

Total comparable 52-week same store sales for the year grew by 8,0%, with apparel growing 4,8%, cosmetics 15,5%, cellphones 26,9%, jewellery 10,7% and homewares 2,6%. During the year the group's trading area grew by 7,3% with 96 new stores added and 36 stores closed. At the year-end our group was trading out of 1 332 stores.

Our gross margins were marginally down on the previous year, primarily as a result of a change in the sales mix, with cellphones and cosmetics growing at a higher rate than our other products.

Whilst the positioning, performance and strategy of our trading divisions are outlined in some detail later in this report, I would like to comment on some of the highlights of each division.

The **Foschini division** started off the year with impressive sales growth growing by 16,5% for the first four months to July 2006. From August to November, which is our key opening summer period, sales were negatively impacted by approximately R100 million as a result of stock shortages. These stock shortages were caused, in the main, by changes to the in-house manufacturing process as well as the procurement lead time being reduced too aggressively in order to improve stock turns and flexibility. These problems were resolved from December onwards. Overall therefore, this division had a disappointing year with comparable 52-week growth of 11,6% and same store growth of only 3,7%. Cosmetic sales continue to grow very well, gaining market share, with turnover now in excess of R430 million annually. Luella, the newly-created standalone footwear and accessory chain continues to improve and will be expanded in the future to more than 50 stores.





The **Markham division** traded well with comparable 52-week same store growth of 8,2%, excluding the discontinued RJL brand. The repositioning of the Markham brand that started in 2005 has been extremely successful and has now been rolled out to 72 stores, with the remainder still to be completed. The level of markdown sales has been particularly well controlled, with markdowns improving to 10,5% of turnover. Its RJL brand was discontinued during the year with its real estate being converted into other group formats – in the main Luella.

The **Exact! division** continues to grow and maintained its strong performance with sales densities improving still further. Its new-format stores now number 97 and its two larger stores which were developed this year in Pretoria and Durban have experienced an exceptional response from the market. This chain has found its niche and is well positioned to capitalise on the growing emerging middle class. Comparable 52-week sales growth for the year was 17,4% and a very satisfactory same store growth of 12,9%.

The **Sports division**, trading as Sportscene, Totalsports and DueSouth, traded well with growth in comparable 52-week turnover of 20,0% and same store growth of 10,9%. For the first time this division achieved turnover in excess of R1 billion. Its relatively new DueSouth division consisting of 16 stores is now recognised as a key player in the outdoor lifestyle market, with a vastly improved product range.

Our **Jewellery division**, comprising American Swiss, Sterns and Matrix retains its position as the leading jeweller in the middle mass market in the country. Given that jewellery is a luxury item, sales surprised on the upside with comparable 52-week growth at 16,3% and turnover for the first time exceeding R1 billion.

Our **@home division** continued with a substantial increase in its store base during the year and grew its turnover to R412,4 million, an increase of 28,6% for the comparable 52 weeks. Its first two lifestyle stores branded as @homelivingspace have improved considerably and will be rolled out in the next few years to at least 7 stores country-wide. In addition we plan to expand the size of certain @home stores in order to include an additional décor range. Comparable 52-week same store growth was only 2,6% primarily due to its own cannibalisation as additional stores are rolled out.

Our **Foschini Group Financial Services (FG Financial Services) division**, which has, *inter alia*, responsibility for the group's accounts receivable function has had another successful year. In our interim profit announcement at the end of September 2006 we indicated that there was evidence that the credit cycle had entered a new phase where conditions are not as favourable as they had been in recent years. Our credit division responded to this change in the market by strengthening their collection procedures which resulted in our collections from debtors remaining very satisfactory. Our retail debtors book, which amounts to R2,2 billion, increased by 5,6% during the year, whilst credit turnover increased by 8,5% compared to the previous corresponding period. Cash sales as a percentage of total sales increased from 30,8% to 33,3%. Net bad debts as a percentage of credit transactions increased only marginally from 2,4% to 2,6% which in the current economic cycle is extremely good.

On 1 June 2007 the National Credit Act (NCA) will be implemented. The NCA makes provision for more stringent evaluation of new and existing account holders to service the credit which we grant them. Whilst the NCA will make it more difficult for credit providers to operate with the same freedom as before, we are supportive of the intent of the NCA and have applied substantial time and resources to ensuring that on 1 June our policies, systems and processes will be compliant with the NCA, whilst ensuring that the impact on our business is minimal.

Financial Services – RCS Group

Our **RCS Financial Services division** comprises RCS Personal Finance, our group's personal loans business, and RCS Cards, which offers credit to customers of merchants outside of the group. This division continued to show strong growth during the year, growing its pre-tax profits by 27,5%. Since the sale of a minority stake in this business to the Standard Bank of South Africa Limited (SBSA), this division has embarked on a number of new initiatives such as the introduction of private label cards for other retailers, home loans granted to RCS customers, and the pending introduction of a dual card between FG Financial Services and RCS Financial Services as well as launching our vehicle finance product. As from 1 April 2007, our group's shareholding in this division is now at 55%, with the remainder being held by the Standard Bank of South Africa Limited.



My Successor and Management Changes

This is my last CEO's report, as my retirement from this position was announced in February of this year after 39 years with the group, the last ten as CEO. I have had a great experience with the group and the last ten years, whilst being challenging, have been stimulating and fulfilling with the group during this period growing its turnover and earnings from R2,4 billion to R7,2 billion and from 82,7 cents per share to 534,2 cents per share respectively. This could not have been achieved without the assistance of a dedicated management team and the contribution of each of our 15 000 staff members.

Whilst the choice of a CEO is a board's most onerous decision, we embarked in 2005 on a comprehensive succession process to select an internal candidate. Simon Bowley's appointment as CEO Designate with effect from 19 February 2007 was done to facilitate an orderly eleven-month transition, during which time Simon and I will adjust our roles to accommodate a seamless change in leadership on 1 January 2008 when Simon will be appointed as Group CEO. Simon has been with the group for 20 years.

At the same time that Simon was appointed as CEO Designate, Doug Murray, previously Retail Director of our group, who has been with our group for 22 years, was appointed as Group MD Designate.

The detailed succession planning and development of staff in our group has made my retirement and the reshuffling of senior staff an easy task. I am very happy and pleased that we have senior executives such as Abigail Bisogno, who has headed our Exact! division for many years who can move within our group to new challenges. Abi will be moving to the MD role in our Foschini division to fill the gap which will be left by Simon. Her position in Exact! will be ably filled by Suzanne Annenberg, previously the marketing and planning director of that division. During the year Adrienne Kleinman moved as General Manager of our jewellery division to replace Ken Schreuder who has moved to head our Group Property division. I wish all of them every success in their new positions in which I'm confident they will all excel. It is significant that three of our trading divisions are now led by women.

During the year Shani Naidoo and Brent Curry were appointed to the operating board and just prior to the year-end Abigail Bisogno and Martin Mendelsohn were appointed as well. I am confident that our enlarged operating board will be in a position to meet all challenges and ensure that the group grows from strength to strength.

My thanks and gratitude to our chairman, Eliot Osrin, for his personal support and guidance during my tenure as CEO.



Strategy

The strategic focus across our divisions is to improve our customers' experience by targeted expansion of our store base and constantly developing our merchandise offering according to identified needs of our customers.

Core to the success of this strategy is optimisation of our supply chain and a steering committee has been formed which will focus on optimising lead times, supplier conformance, replenishment and merchandise pipelines.

Strategies of the individual divisions are referred to in the divisional review section of this report.

Prospects

We anticipate opening in excess of 80 new stores across all divisions in the year ahead.

Whilst these favourable trading conditions are expected to continue, it will become increasingly more difficult to sustain these exceptional results, having regard to the very high growths achieved in the last five years and accordingly the extremely high base created. As mentioned previously, the increase in interest rates over the past short while together with the petrol price hikes, will make the trading environment in the next financial year more difficult as consumer spending must inevitably be impacted.

Turnover for the first eight weeks of the new financial year is in line with budget, and in the absence of unforeseen circumstances we remain confident that we will be able to produce another year of satisfactory growth.

Thanks

The contribution of each of our 15 000 staff is reflected in these good results as well as in the development of our group which has enabled us to produce sustained superior performance and I extend to each and every one my sincere appreciation.

Thanks are also due to all the members of the board for their wisdom, guidance and direction.

To our shareholders, thank you for your support and we trust that your loyalty will continue to be rewarded. Finally, a word of appreciation goes to our suppliers, advisers, corporate stakeholders and customers.

Dennis Polak
CEO

31 May 2007




Stein

Overview

Our group has once again had a good year delivering pleasing results against the high base set in the previous few years.

It is common practice within the retail industry to treat a week of trading as a business period and to consider a year to consist of 52 weeks. Since 52 weeks translates into only 364 days, each year the retail trading calendar is one day short of a calendar year. This, together with leap years in between, requires a correction approximately every five years by having a 53-week retail trading calendar. The group took this extra week during 2006. Since last year consisted of 53 weeks versus only 52 weeks in 2007, the results of the group must thus been seen against this background. Where applicable, the results for the comparable 52 weeks are shown in brackets.

The key financial indicators for the year are as follows and are discussed in more detail elsewhere in this report.

Key performance indicators	**52 weeks ended 31.03.2007**	Medium-term target	53 weeks ended 31.03.2006
Turnover (Rm)	**7 230,0**		6 432,1
Turnover growth (52 vs 53 weeks)	**12,4%**		21,8%
Turnover growth (52 vs 52 weeks)	**14,6%**		21,8%
Gross margin	**42,0%**		42,4%
Operating margin	**26,1%**	24%	24,3%
Profit before tax (Rm)	**1 782,3**		1 488,2
Profit before tax growth	**19,8%**		29,8%
Profit after tax (Rm)	**1 192,0**		1 009,0
Headline earnings per share (HEPS) (cents)	**534,2**		463,0
HEPS growth (52 vs 53 weeks)	**15,4%**		28,8%
HEPS growth (52 vs 52 weeks)	**18,5%**		25,4%
Dividend per ordinary share (cents)	**270,0**		220,0
Dividend per ordinary share growth	**22,7%**		34,1%
Return on average equity	**32,5%**	35%	33,6%
Gearing	**18,8%**	25%	16,2%
Tangible net asset value per share (cents)	**1 789,4**		1 523,4
Tangible net asset value per share growth	**17,5%**		23,5%
Stock turn (times)			
– jewellery	**2,18**		1,91
– @home	**2,43**		2,31
– other	**3,20**		3,31

Financial Director's Report

Accounting Policies and Standards

The annual financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) since 2006 and comply with the requirements of the South African Companies Act. The principal accounting policies are consistent with those applied in the previous year, except for the adoption of the following Standards and Interpretations:

- IFRIC 4 – determines the treatment of operating and finance leases. The adoption of this statement did not require any changes as there are currently no arrangements falling within the scope of this statement.
- IAS 21 – determines the treatment of exchange rate differences arising on translation. The adoption of this statement had no material impact on the group results.

The group reclassified certain balance sheet items in order to achieve improved disclosure.

Further information regarding all restatements can be found in note 33.


colours

Income Statement

Retail turnover

Retail turnover of R7,2 billion for the 52 weeks for the first time exceeded the R7 billion mark – an increase of 12,4% (14,6% in the case of 52 weeks) on the previous year. Comparable same store turnover growth for the 52 weeks was 8,0%. The buoyant sales growth of 16,6% achieved in the first half continued into the second half, albeit at lower growth levels, growing at 12,9%, having regard to the high base.

All product categories performed reasonably well, with apparel growing 10,7%, jewellery 14,3%, cellphones 31,6%, cosmetics 25,0% and homewares 28,6% for the 52-week period. Our divisions performed well, once again substantially above our product inflation rate of approximately 4%, the exception being our Foschini division which suffered stock shortages during the period August to November 2006 resulting in a loss in turnover of approximately R100 million.

Trading area in the first six months of the year grew by 4,3%, but accelerated towards the end of the financial year reaching a total of 7,3% growth.





During the year, cash sales as a percentage of total sales once again increased to 33,3% from 30,8%.

	Retail turnover 52 weeks ended 31.03.07	Retail turnover 53 weeks ended 31.03.06	% change 52 versus 53 weeks	% change 52 versus 52 weeks
@home	**412,4**	326,3	26,3	28,6
Exact!	**682,6**	592,4	15,2	17,4
Foschini division	**2 911,8**	2 660,6	9,4	11,6
Jewellery division	**1 022,5**	893,4	14,5	16,3
Markham	**1 138,3**	1 054,7	15,9*	18,6*
Sports division	**1 062,4**	904,7	17,4	20,0
Total	**7 230,0**	6 432,1	12,4	14,6

* Growth excludes the discontinued RJL brand.

Our gross margin decreased by 0,4% from 42,4% to 42,0%, primarily as a result of a change in the sales mix where again this year, cellphone and cosmetic turnover grew at faster rates of 31,6% and 25,0% respectively. Gross margins in these categories are lower than our other product lines and hence the reduction in the overall gross margin.

Expenses

Expenses were well controlled during the year, with total net expense growth for the year at 12,7%. This increase in expenses has been impacted by a larger than normal growth in new stores as well as ongoing store improvements and refurbishments resulting in an increase of 7,3% in floor space. The annual depreciation charge of R172,6 million increased by 16,4%.

Store occupancy costs, the group's second biggest operating cost, increased by 11,6% to R512,7 million, and as a percentage of sales remains at 7,1%. The increase in this cost is due mainly to the opening of new stores. During the year 96 new stores were opened whilst 36 stores were closed. In addition 18 stores were enlarged whilst 38 were relocated.

This year an amount of R7,7 million was charged to store occupancy costs, an increase of R14,5 million over the R6,8 million credit in the previous year in order to comply with IAS 17 (Leases).

Employment costs of R945,3 million are our group's biggest operating cost and increased by 9,3% over the previous year. The increase in these costs is due to normal staff salary increases, the appointment of new staff to service the new store openings, as well as to fill positions necessary in terms of our group's capacity issues. Included in these costs are incentive bonuses and restraint payments which are paid in line with the group's performance as well as to ensure the retention of key staff. These payments this year amount to R24,4 million, a reduction from the R51,9 million paid last year.

The IFRS 2 share option charge to the income statement this year amounted to R19,2 million. An amount of R19,0 million was recognised as an expense last year.

Included in other operating costs of R620,2 million are the group's net bad debt writeoffs. Details of our group's credit operations are dealt with more fully in the review of Foschini Group Financial Services elsewhere in this report.

Interest paid increased to R104,7 million primarily due to increased investment in receivables of R514,2 million with the most significant increase being in private label card receivables.

Profit before tax

As a result of operational efficiencies profit before tax of R1,78 billion increased by 19,8% on an increased turnover of 12,4%. Our pre-tax profit is approaching the R2 billion level.

Our group's operating margin increased still further to 26,1% from 24,3% exceeding our medium-term target of 24%.

Taxation

The group's effective tax rate increased to 33,1% primarily as a result of increased secondary tax on companies (STC) on increased dividend payments. Further details are contained in the notes to the Financial Statements.

Earnings

Headline earnings increased by 13,4% from R986,9 million to R1 119,2 million, whilst headline earnings per ordinary share increased from 463,0 cents per share to 534,2 cents per share, an increase of 15,4%. Headline earnings per share has been calculated on the weighted average number of ordinary shares in issue of 209,5 million, down from 213,1 million in the prior year as a result of continued share buybacks.

The group's return on equity (ROE) of 32,5%, remains at a satisfactory level, marginally down on last year's restated ROE of 33,6%. Our medium-term target remains at 35%.

Dividends

A final dividend of 170 cents per share has been declared, and together with the interim dividend of 100 cents per share, the total dividend for the year of 270 cents per share is 22,7% higher than the previous year. Having regard to the group's financial performance, cash flow and strong balance sheet, the dividend cover has been further reduced from 2,1 to 2,0 times headline earnings per share.

Balance Sheet

Assets

Property, plant and equipment

Property, plant and equipment of R782,1 million increased from last year's restated R654,4 million primarily as a result of:

- the opening of new stores, store enlargements and refurbishments in line with our strategy to increase our total trading area;
- the introduction of new IT systems; and
- an amount of R26,1 million in respect of an enlargement to our head office complex at Duminy and Jenkinson Streets in Parow East.

The restatement of the prior year amount relates to shopfitting work in progress that has now been reclassified to property, plant and equipment. This amount was previously disclosed as part of other receivables and prepayments.

Trade receivables

The group's net retail trade receivables increased by 5,6% to R2 235,2 million on credit turnover growth of 8,5%, reflecting a very sound trade receivables book. In our interim profit announcement at the end of September 2006, we indicated that there was evidence that the credit cycle had entered a new phase where conditions are not as favourable as they had been in recent years. In light of this, we took corrective action by focusing on the earlier stages of delinquency which resulted in our collections from our debtors being satisfactory. Net bad debts as a percentage of credit transactions increased only marginally from 2,4% to 2,6%, which we believe is extremely good in the current economic cycle.

Inventory

Inventory on hand increased by 15,8% to R1 292,9 million from R1 116,7 million. Shopfitting stock and consumables previously reflected in other receivables and prepayments, have been reclassified and are now disclosed as part of inventory. Stock turn in respect of jewellery at 2,18 was an improvement over the previous year's 1,91, whilst the stock turn on other merchandise of 3,20 was slightly below last year's 3,31. Adequate provision has been made for markdowns, shrinkage and inventory obsolescence.

Financial services "RCS Group"

Our financial services division comprises RCS Personal Finance, our group's personal loans business, and RCS Cards, which offers credit to customers of merchants outside of the group. This division continued with its strong performance with growth in profit before tax and minority interest of 27,5% over last year.

As a result of the growth in this division, the combined loan receivables reflected under both non-current and current assets increased by 6% to R866,5 million. The more recently-established private label card business which is growing very fast increased its private label card receivables by 72,2% to R826,7 million. Our group's non-retail receivables now total R1 693,2 million. Bad debts in this division continue to be well managed, although the net bad debt experienced is at a higher level than that experienced with our retail trade receivables, as reflected in more detail in the review of RCS Financial Services.

This division currently represents 18,1% of our group's profit before tax, increasing from last year's 17,0%. It is anticipated that this will grow in the years ahead to around 20%.



Equity

The group's attributable equity increased to R3 823,6 million from the restated R3 267,9 million, translating into tangible net asset value of 1 789,4 cents per share. At the financial year-end treasury shares held by subsidiaries, including the share trust, amounted to 28,5 million shares, representing 11,9% of the total issued shares.

Minority interest

The minority interest of R181,3 million relates to the minority shareholding in our RCS Group financial services division, RCS Investment Holdings (Pty) Ltd (RCSIH). At the financial year-end our group's shareholding in this division was 65% with the balance being held by the Standard Bank of South Africa Limited (SBSA). On 1 April 2007, SBSA acquired the final 10% of RCSIH increasing its shareholding in this division to 45%, the maximum possible in terms of our agreement. Subsequent to the year-end the group received cash proceeds of R211,5 million in respect of this transaction. Our group's holding in this division is now 55%. Refer to note 15 for further details.

Debt profile

Our group's operations are financed primarily by means of its own cash flow as well as banking facilities. This debt, offset by the group's cash and its "near cash" preference share investment of R200 million, represents net gearing of 18,8%, which is below our group's revised medium-term objective of 25%.

Included in interest-bearing debt is an amount of R389,7 million advanced by SBSA to RCSIH and its subsidiaries in terms of a funding agreement between the parties. This funding agreement is not subject to any guarantee or security from Foschini Limited or any of its subsidiaries, and accordingly the debt is ring-fenced within the RCS Group financial services division.

Trade and other payables

Trade and other payables increased by 16,4% to R1 139,1 million from R978,5 million. Our group's policy of paying all suppliers 30 days from statement date remains consistent with prior years.



Cash Flow

Cash flows from operating activities before working capital changes amounted to R1 191,5 million, an increase of 11,1% over the previous year. Due to the improved trading activities during the year, there were larger working capital requirements primarily as a result of a high investment in private label card receivables of R346,6 million and inventory of R176,2 million. This is partially offset by an increase of R161,9 million in trade and other payables, all of which resulted in cash generated by operations amounting to R973,4 million.

The net cash outflow from investing activities amounted to R112,7 million, investments being made in IT equipment and shopfitting and R26,1 million in respect of an enlargement to our head office complex in Parow East. Share purchases by the share trust amounted to R288,4 million. Due to these outflows, interest-bearing debt increased by R217,6 million which resulted, as mentioned previously, in our group's net gearing increasing to 18,8% from 16,2% last year.

Subsequent to the year-end, our group received cash proceeds of R211,5 million in respect of the transaction with SBSA referred to above. As has been our stated intention, the group will apply these funds to share buybacks.

Financial Targets

Our group's financial targets have been included in the Financial Highlights section of this annual report.

Ronnie Stein
Financial Director

31 May 2007

Service Divisions







Positioning

The Foschini division is the primary ladieswear fashion retailer within the group and comprises the following brands:

Foschini – Ladieswear retail store offering contemporary clothing, footwear and cosmetics, at good value, in an environment which is modern and friendly. Target market is 18 – 35 year olds within LSM 6 – 10. Located in prime shopping centres and CBDs.

Donna-claire – designed to cater for larger-sized women, yet still offering fashionable clothing. Located in prime shopping centres, catering for LSM 6 – 10.

Fashionexpress – Ladieswear chain located in smaller towns and B positions in shopping centres, catering for LSM 5 – 9 and offering value clothing and footwear.

Luella – this recently created standalone footwear chain offers mid-range footwear in a modern international store format catering for LSM 6 – 10. So far 18 stores have been opened in prime shopping malls and are showing good potential.



		2007	% change 52 versus 53 weeks	% change 52 versus 52 weeks	2006
Turnover (R million)	Foschini	**2 307,3**	7,3	9,5	2 151,1
	Fashionexpress	**273,9**	11,0	12,5	246,8
	Donna-claire	**303,0**	18,3	20,5	256,2
	Luella	**27,6**	324,6	326,8	6,5
	Total	**2 911,8**	9,4	11,6	2 660,6
Number of stores	Foschini	**208**	3,0		202
	Fashionexpress	**96**	7,9		89
	Donna-claire	**64**	8,5		59
	Luella	**18**	200,0		6
	Total	**386**	8,4		356
Floor area (gross m²)	Foschini	**131 308**	7,2		122 510
	Fashionexpress	**27 742**	10,3		25 152
	Donna-claire	**16 520**	9,5		15 085
	Luella	**2 636**	175,7		956
	Total	**178 206**	8,9		163 703
Number of employees	Foschini	**3 991**	11,1		3 593
	Fashionexpress	**579**	15,6		501
	Donna-claire	**442**	20,4		367
	Luella	**111**	170,7		41
	Total	**5 123**	13,8		4 502

Foschini

Review of the Year

The high level of development of retail space in South Africa continued during 2007 with the following new major regional shopping centres opening during the year:

Diamond Pavilion – Kimberley
Vaal Mall – Vanderbijlpark
Jabulani Mall – Soweto

In total 33 new stores were added across the division's four brands during 2007. In addition a further 16 stores were enlarged or relocated. Altogether an additional 14 503 square metres of retail space was added during the year – a growth of 8,9% on 2006.

Generally trading remained buoyant during the year. The division's overall sales growth started off well, growing by 16,5% for the first four months of the year to July. However, from August to November which is our key opening summer period, sales were negatively impacted by stock shortages. This was primarily as a result of changes to the in-house manufacturing process which is detailed below. During these four months the division struggled and sales grew by only 7% on the comparable period – representing around R100 million in lost turnover. By December the situation had improved and for the last four months of the year the sales grew by 12%, resulting in full year sales being up 11,6% on the comparable 2006 year.

Our cosmetics business continues to grow very well, gaining market share, with a growth this year of 23%. Cosmetics turnover is now in excess of R430 million annually.

Foschini is the second biggest departmental retailer of cosmetics in South Africa, representing the major international brands such as Clinique, Revlon, Elizabeth Arden, Yardley and L'Oreal. In most of the new-format shopping centre stores, the cosmetics departments have their own entrance, creating a standalone feel, and thereby increasing the footfall and benefiting the other departments within Foschini.

Markdowns for the year at 15,1% remained at the same level as last year, which is at an acceptable level relative to sales, well down from the highs of over 20% experienced previously. Our medium-term goal remains to reduce clothing and footwear markdowns to between 10% and 12% of sales.

	2003	2004	2005	2006	**2007**
Markdown value (Rm)	224,9	304,0	266,7	349,3	**371,0**
% to sales	14,8	18,5	13,3	15,1	**15,1**

In-house manufacturing

During 2007 the in-house design and manufacturing arm of the group, TFG Apparel Supply Company, was restructured into four separate design units, each unit operating as a profit centre with a gross profit objective. The restructuring was the first step in re-engineering our in-house supply chain in order to shorten lead times and increase flexibility. However, the change-over resulted in delivery problems and significant stock shortages for the summer season. These issues have been resolved and the benefits of these smaller focused units are already being seen in terms of more appropriate ranges reaching our stores.

We believe that a strong local design and manufacturing industry is required in South Africa and by strategically realigning our in-house processes, we will create an opportunity for growth in this area going forward.






fashion
R50
OFF



Foschini

Overall comparable sales in Foschini grew by 9,5%, as Foschini was the brand most impacted by the stock shortages. The comparable same store sales within Foschini grew by 8,6% for the first four months to July, but during the opening summer period of August to November same stores were down 2,1%. The period from December to March was better at 3,4% growth resulting in an overall comparable same store growth of 3,2% for the year.

Some older stores were also impacted by the new regional shopping centres drawing customers from traditional shopping locations, typically CBDs. The largest impact came from the old stores close to the following recently opened centres:

Maerua Mall – Windhoek
Diamond Pavilion – Kimberley
Garden Route Mall – George
Vaal Mall – Vanderbijlpark
Paarl Mall – Paarl

Excluding the stores impacted by these centres, the remainder of the Foschini older stores grew comparable same store turnover by 5,0%.

Eight new stores were opened during the year and a further eleven were upgraded, taking the total number of new-concept stores to 96 at year-end.

The new-concept stores continue to perform well above the chain average, both in terms of sales growths and trading densities, and now represent close to 70% of the brand's total turnover.

Performance by store concept	**New concept**	**Old format**
Number of stores	96	112
Sales growth (%)	14,5	1,0
Sales contribution (%)	66	34
Trading density/m² (incl. VAT)	R22 950	R16 050
Total number of stores	208	

Total trading space in terms of rented square metres grew by 7,2% to 131 308 square metres and we saw a continued improvement in trading densities and increased profitability.

Foschini continued

Whilst the large number of new shopping centre developments currently being undertaken in South Africa is assisting the overall growth of Foschini, we have seen a certain amount of cannibalisation as new centres draw customers from traditional shopping locations as detailed above. This has more of an impact on an established brand like Foschini with a large, well-spread store base. However, we have found that even the impacted stores are still highly profitable, usually with lower rentals, and once the new centres have become established we are able to grow sales in both locations.

During 2007 almost R30 million in capital expenditure was incurred on upgrading existing Foschini stores through enlargements, relocations or revamps. These upgraded stores have shown very good growths and strengthen the brand's position in these existing centres.

We have an encouraging new store plan for 2008 with the following new stores already committed:

Greenstone – Modderfontein, Johannesburg
Irene – Centurion, Pretoria
Loch Logan – Bloemfontein
Maponya – Soweto
Hillcrest – Durban

This is in addition to a number of enlargements and revamps planned over this period.

We will also open a Foschini store in the V&A Waterfront in October 2007 which has been much awaited, as until now, we have been unable to find suitable space in that location.

In terms of our merchandise offering, our ranges achieved very good clearances, with markdowns at acceptable levels, indicating an acceptance of our fashion/value proposition. We are confident that the merchandise strategies, structures and processes that we have evolved will continue to deliver improving performance.

Fashíonexpress

fashíonexpress

This value chain, created initially out of ailing Foschini stores, has established itself successfully. Built around the concept of "express yourself for less", this ladieswear-focused chain offers fashionable garments in a pleasant shopping environment at prices that rival the traditional cash retailers.

Overall comparable sales grew by 12,5% with comparable same stores up 3,5%.

A new store concept has been established that will allow the brand to have a consistent handwriting across all the locations and this will be rolled out to existing stores over the next two years.

During 2007 eight new stores were opened, and a further six are planned for the year ahead. With the closure of unprofitable stores now behind us (70 unprofitable stores were closed over a five-year period), we are confident that this chain will continue to grow its profit contribution. By the end of 2008 there will be over 100 fashionexpress stores.





Donna-claire

donna-claire
FASHION IN SIZES 16-28

Comparable sales for this chain grew by 20,5%, assisted by five new store openings. The comparable same store growth at 8,1% was encouraging, with big improvements having been made in the merchandise ranges, thereby offering more appropriate fashionability

With nine stores already committed in 2008 and another ten stores earmarked for 2009, this niche chain will grow to over 80 stores within the next two years

With their high trading densities and low markdowns, Donna-claire stores are the most profitable stores in the division.


donna-claire





Luella

This recently created standalone footwear concept offers a range of ladies footwear, handbags and accessories aimed at the middle to upper income market. The target market is the high fashion conscious woman who "has a thing" for shoes.

During 2007 a further 12 new Luella stores were opened, taking the chain to 18 stores nationwide, all in key shopping centres.

With the expected improvements in the fashion ranges, we are confident that Luella will within the next three years, become a meaningful contributor to the division's profit. Potentially this could be a 50-store chain, located in prime shopping centres and catering for LSM 6 – 10.



Strategy

The division's structural re-engineering in terms of brands has now been completed. The footprint of the Foschini brand has been significantly increased in most major shopping centres and Donna-claire has been aggressively rolled out since the 2000 financial year. This expansion has been offset by the closure of almost 80 unprofitable stores over the last six years. This strategy has allowed us to significantly improve our store base without a large increase in rented space, thereby increasing trading densities and profitability.

A solid site foundation is now in place from which we can fully exploit the growth opportunities offered by our brands: Foschini, Donna-claire, fashionexpress and Luella. All of these brands are far from over-exposed and existing strategies, together with a robust economy, should ensure strong sales growths going forward. The positioning of our brands allows flexibility in entering new retail space. Experience has shown smaller Foschini stores of less than 1 000 square metres in marginal centres have underperformed, whereas fashionexpress is far more suited to and successful in such centres.



						Projection	
Store statistics	2003	2004	2005	2006	2007	2008	2009
Foschini	197	197	196	202	208	214	218
Fashionexpress	97	89	86	89	96	102	106
Donna-claire	44	48	53	59	64	73	83
Luella	–	–	–	6	18	20	22
Total no. of stores	338	334	335	356	386	409	429
Closures	15	11	15	6	3	–	–
Floor area (m²)	151 313	152 767	154 025	163 703	178 206	192 000	203 000

We are constantly striving to improve our ability to supply fashion-right garments to our stores and react to changing consumer trends. Merchandise performance improvements will be attained by focusing on developing our people and having access to an exclusive supply base that is able to react more quickly and appropriately to changing customer demands.

The merchandise buying teams have been strengthened by the creation of additional middle management positions and the introduction of a comprehensive in-house trainee programme.

Management Changes

Abigail Bisogno who has been the managing director of our Exact! division for many years, will be moving to our Foschini division as managing director, to fill the gap which will be left by Simon Bowley.

Prospects

The problems experienced in 2007 with restructuring the in-house design and manufacturing units have now been resolved and we are confident about our sales growth on the back of the poor performance in summer 2006.

South African consumer confidence remains high in spite of the interest rate increases last year and whilst the overall debt levels taken on by consumers have increased, they are still well below international levels.

Our investment in capital expenditure in terms of new stores and the refurbishment of existing stores will allow us to capitalise on South Africa's economic growth. Overall in the year ahead, we have committed to opening over 20 new stores and to the upgrade of approximately another 20 stores, adding in the region of 14 000 square metres of new retail space. We believe all brands are now well positioned within the markets in which they operate and as such are well poised for strong growth going forward.



Positioning

Markham is the largest men's fashion retail chain in southern Africa, located in most major shopping centres and large towns. In our endeavour to make our customers **"feel great, look good, and share our passion for style"**, we provide up-to-date, internationally-inspired menswear of good quality and value, suitable for all occasions and daily experiences. Whilst we target the LSM 6 – 10 range, LSM 3 – 5 are also buyers of our apparel for stylish appearance. "Markham Relay" has recently been established as a more compact store focused on our casual range.

RJL, which was part of the Markham stable, was phased out to free up retail space required for other group brands, including "Markham Relay", that have a greater rollout potential and trade at higher gross margins.



Donald Gedye



		2007	% change 52 versus 53 weeks	% change 52 versus 52 weeks	2006
Turnover (R million)	Markham	**1 117,6**	15,9	18,6	963,9
	RJL	**20,8**	(77,1)	(76,4)	90,8
	Total	**1 138,4**	7,9	10,4	1 054,7
Number of stores	Markham	**191**	6,1		180
	RJL	**–**	(100,0)		28
	Total	**191**	(8,2)		208
Floor area (gross m²)	Markham	**58 230**	6,0		54 939
	RJL	**–**	(100,0)		3 825
	Total	**58 230**	(0,9)		58 764
Number of employees	Markham	**1 560**	20,5		1 295
	RJL	**–**	(100,0)		167
	Total	**1 560**	6,7		1 462

Review of the Year

Markham stores improved comparable sales by 18,6% for the year with comparable same store sales growth of 8,2%. Although prices effectively remained constant, changes in the product mix resulted in 2% product inflation. Cellphones again performed well with growth of 34,3%, representing 17% of turnover. Continued control of markdown and expenses resulted in a further increase in profitability.

Markdowns at 10,5% of turnover are at a very acceptable level which is sustainable for the future. The table following sets out the clothing markdown history.



Markham

	2003	2004	2005	2006	**2007**
Markdown value (Rm)	66,1	83,1	95,0	106,6	**99,2**
% to sales	10,6	12,0	12,4	11,7	**10,5**

Our brand repositioning, which commenced in the second half of 2005 has more than exceeded expectations. The same store new-format Markham stores grew in excess of 35% for the year, and we now have 72 of these stores all trading extremely well. In addition to this, a further 38 smaller Markham stores have been rebranded with the new Markham logo, but without a complete store revamp.

During the year 12 new stores were added and a further ten relocated or enlarged. Of these new stores, five are the new "Markham Relay" casual range stores.

Strategy

In 2005 we saw the start of a major repositioning of the Markham brand. This repositioning seeks to ensure that we remain a relevant, aspirational brand, focused on delivering fashion and style in an exciting shopping environment. The new store design will be further rolled out during 2008.

Training of all staff will continue to ensure that the repositioned brand is professionally and passionately delivered. We will also continue with the existing programme of rightsizing and repositioning stores in major centres. We will open in excess of six new stores in 2008 as well as convert at least five stores into the new format.

Store statistics	2003	2004	2005	2006	**2007**
Markham	172	173	177	180	**191**
RJL	35	37	38	28	**–**
Total no. of stores	207	210	215	208	**191**
Closures	3	1	3	13	**29**
Floor area (m²)	56 106	56 956	58 538	58 764	**58 230**

Store statistics	Projection 2008	2009
Markham	197	210
RJL	–	–
Total no. of stores	197	210
Closures	–	–
Floor area (m²)	59 790	61 939

In addition to the above, we continue to investigate several options to reduce merchandise procurement lead times, giving us the ability to react quicker to current trends. We will also focus on better fulfilment of customers' size requirements utilising our newly-implemented size-management tool.

The men's fashion arena has extremely limited local manufacturing capability. However, we continue striving to develop closer relationships with domestic suppliers to address this over time, thus lowering our reliance on imported product.

Prospects

The further rollout of new-format Markham stores, combined with better fulfilment of customers' size requirements will ensure that this division performs well in 2008 and beyond.

Our ultimate goal is to have well in excess of 210 stores which will include at least 30 of our new "Markham Relay" stores. In addition, a standalone "formalwear-only" offering is being considered.







Positioning

As the group's value chain, Exact! targets LSM 5 – 8 and is perfectly positioned to capitalise on this growing group of South African shoppers.

We offer our customers a consistent range of smart-casualwear which is easy to dress up or down and to combine. Our merchandise is well co-ordinated and housed, making Exact! a simple shopping experience.

While not the cheapest in the marketplace, we ensure that we offer excellent value for money. Value is measured by achieving a constant price-quality equation in line with our customers' expectations.

Based in shopping malls, high streets and rural areas, we offer our diverse group of customers a consistent Exact! experience wherever they choose to shop.

	2007	% change 52 versus 53 weeks	% change 52 versus 52 weeks	2006
Turnover (R million)	**682,6**	15,2	17,4	592,4
Number of stores	**180**	5,9		170
Floor area (gross m²)	**51 386**	7,4		47 855
Number of employees	**1 080**	7,5		1 005

Store location	% of turnover	% of m²
Shopping malls	41	38
High streets	28	24
Rural areas	31	38



Exact!

Review of the Year

We started to experience a slightly tougher retail environment in the second half of the year. In response to this, stock was controlled very efficiently. This had the positive effect of mitigating high markdowns that could have been incurred. This resulted in profit growing in excess of the comparable turnover growth of 17,4%. Comparable same store sales growth was at 12,9%.

	2003	2004	2005	2006	**2007**
Markdown value (Rm)	50,8	53,9	66,2	84,6	**91,0**
% to sales	13,8	12,9	13,7	14,6	**14,3**

Menswear performance was acceptable coming off an extremely high base in the previous year, while the performance of ladieswear was slightly below expectation.

It is clear that Exact! is a destination shop for footwear customers. This is supported by the outstanding performance achieved by the footwear department. Footwear sales grew way beyond expectation at 26,3% due to an enhanced focus on this area.

Accessories that were incorporated into the mix in 2006, to add excitement to the ranges and complete the look, were rolled out to all stores. This department achieved pleasing sales growth of 50,5%.

Cellular products were also in high demand and this was evidenced by a sales growth of 51,7%, which represents 18,5% of divisional turnover.

We piloted our "megastore" concept, a new, larger, multi-level format in Church Street, Pretoria and West Street, Durban and with the additional floor space, were able to offer expanded ranges. The initial response from customers was outstanding and sales growth in the first six months in each store was 34% on average.

Performance by store concept	New concept	Old concept
Number of stores	97	83
Sales growth (%)	18,3	16,0
Sales contribution (%)	64,7	35,3
Trading density/m² (incl. VAT)	R17 353	R13 554
Total number of stores	180	

The new-concept stores continue to be rolled out in a controlled fashion, balancing up-front capital expenditure with improved sales growth and trading densities.

Additional product offerings and better utilisation of space improved trading densities, which have increased to R15 232 per square metre overall this year.

From a marketing perspective, window displays remained our biggest media opportunity and effort was placed on enticing customers with interesting and differentiable window displays and neatly merchandised stores. We are exceptionally proud of our achievements in this area.

We continued to support local clothing manufacturing through a strong collaborative effort between our group's in-house design and manufacturing arm (TFGA) and our buying teams.

Our people development continues to be enhanced by our Retail Academy which has an accredited course with Stellenbosch University's Business School, for store managers who show potential.

Exact!'s main corporate social responsibility initiative remains Monkeybiz, a non-profit organisation that employs and empowers over 450 disadvantaged and/or HIV-positive women. We continue to subsidise their soup kitchen, as well as giving support through donations. In addition, Exact! supported Attie van Wyk school and City Mission Safeline.

Strategy

The foundation of our strategy and the six pillars of our business namely, people, fashion, value, stores, service and profit are firmly embedded into the fabric and culture of Exact!. In the year ahead, action plans and success criteria developed under each of these strategic pillars will drive the business forward. All projects will be managed holistically and clearly-communicated common goals will ensure that all departments work synergistically.

Emphasis will once again be placed on driving turnover growth while maintaining a balanced approach to stock control. Speed to market has become a strategic initiative and emphasis will be placed on improving our supply chain in order to optimise lead times. We will continue to develop and support the local supply base with the aim to procure at least 70% of our clothing purchases locally.

Based on the success of our "megastore" pilot in Durban and Pretoria, we will roll out this concept to further stores, thereby maximising opportunities in prime high-street sites. We plan to open five new stores in the new year, as well as relocating or enlarging four stores and revamping five stores. These initiatives will be strictly targeted at sites that enhance the brand and attract mass shopping.


exact!

Number of stores	170	169	170	170	180
Closures	32	6	4	–	[illegible]
Floor area (m²)	47 328	46 921	46 862	47 855	[illegible] 386

Store statistics	Projection 2008	Projection 2009
Number of stores	185	190
Closures	1	2
Floor area (m²)	54 408	55 220

The succession plans that we implemented last year are already showing signs of success and will be key in developing strength, stability and capacity in the division in the future. We will continue our focus on people development with particular emphasis on store management through structured training programmes.

We will continue to support our current corporate responsibility initiatives and will also launch some very innovative projects in the year ahead.

Management Changes

Abigail Bisogno, who has headed our Exact! division for many years, will be moving to the Foschini division as the managing director, to fill the gap which will be left by Simon Bowley. Her position at Exact! will be ably filled by Suzanne [illegible]berg, previously the marketing and planning director of Exact!.



Prospects

South African consumer confidence, in spite of the recent interest rate increase, remains high. Our investment in our new stores and the refurbishment and enlargement of existing stores will enable us to capitalise on this growth. This will be further strengthened by a back-to-basics approach in order to achieve our strategic objectives.



Positioning

Our clear market positioning for our brands Totalsports, Sportscene and DueSouth has ensured that we continue to achieve a leadership position within the respective retail sectors. We continue to actively seek market differentiation through product innovation, brand selection and continual updating of our respective retail environments.

Totalsports remains positioned as the premier sportswear destination in the country. With top performance brands complemented by fashion product, we offer the everyday athlete a world-class product offering that is well suited to their sporting needs. Our well-trained and knowledgeable staff offer the consumer a premium shopping experience in a revitalised retail environment. Our key sport strategy focusing on soccer, running, fitness and the newly-introduced studio category, ensure that we offer our customer a broad-range assortment incorporating sportswear and protective gear, thereby cementing our market leadership position.

Sportscene offers a blend of sport and fashion brands that are street relevant, providing the fashion-conscious youth with a unique fashion environment. This constantly evolving brand ensures market relevance by being part of the youth urban landscape through various initiatives that touch our consumer through their world. Our involvement in grassroots events, youth ambassadors and similar projects, ensures a fashion destination that is well accepted by our target market.

DueSouth caters for the modern, hi-tech, outdoor consumer who demands a clearly-differentiated retail environment suited to their outdoor lifestyle. We target mid to upper income outdoor lifestyle enthusiasts with a focused range of unique international adventure brands, complemented with own-fashion interpretations, constantly updating our range as part of our growth as a new brand. Our modern stores are well accepted by our customers, and are complemented by specialist staff, well trained in the latest technology and innovations that are part of the exciting outdoor lifestyle market.

The sports division is increasingly recognised as the key distribution channel for recognised international sports brands. The ongoing success of these international brands is key to our continued growth, whilst our in-house brands offer us both the margin flexibility and growth potential going forward.


TotalSPORTS

Sports Division

		2007	% change 52 versus 53 weeks	% change 52 versus 52 weeks	2006
Turnover (R million)	Sportscene	**386,3**	14,3	16,9	338,0
	Totalsports	**599,3**	16,0	18,7	516,5
	DueSouth	**76,8**	53,0	56,6	50,2
	Total	**1 062,4**	17,4	20,0	904,7
Number of stores	Sportscene	**86**	8,9		79
	Totalsports	**106**	9,3		97
	DueSouth	**16**	14,3		14
	Total	**208**	9,5		190
Floor area (gross m²)	Sportscene	**17 296**	12,3		15 408
	Totalsports	**25 925**	8,6		23 878
	DueSouth	**5 637**	14,2		4 935
	Total	**48 858**	10,5		44 221
Number of employees		**1 613**	9,5		1 473

Review of the Year

2007 delivered another successful trading year for the sports division realising a 20,0% comparable sales growth, and exceeding the R1 billion milestone. The key structural changes implemented previously have resulted in an increasingly focused business and delivered increased efficiencies in all brands. The appointment of merchandise managers responsible for each brand has allowed us to clearly manage and differentiate the respective brands. Our newly-formed visual merchandise department has ensured the showcasing of the latest product innovations and trends, in a world-class shopping environment. In addition, our technical trainers have helped to deliver improved customer service. These initiatives in conjunction with ongoing focus on key supplier relationships have ensured the continuation of significant growth for this division.

Comparable same store sales of 10,9% was again well above product inflation, and profit growth again outstripped turnover growth, largely due to tight expense management and margin improvements.

Totalsports

A new look (successfully implemented across 50 stores during the year), a continued focus on our key sports strategy, and an enhanced ladieswear offering, have resulted in a re-energised shopping experience and a good trading year.

Comprehensive and consistent product ranges, supported by sports-focused marketing campaigns, have ensured that our key sports of running, soccer and fitness are more clearly understood by our customers. Our sports clinics for our staff, have resulted in improved customer service, and instilled passion and technical skills into the business.

Following this strategy, Totalsports has achieved a significant turnover growth of 18,7% for the year, with an 11,8% same store growth. We continue to increase gross profit, through improved full-price product sales and input margins.

	2003	2004	2005	2006	**2007**
Markdown value (Rm)	43,1	43,3	47,6	59,0	**58,8**
% to sales	11,4	10,4	9,9	10,0	**8,6**

We anticipate that the markdown level will return to a more sustainable level of 10%.

Totalsports expanded aggressively this year, opening nine new stores and relocating and enlarging a further five stores. This growth in footprint positions us favourably for the new financial year.






sportscene

Sportscene

Sportscene continued to cement its market leadership position by challenging our product offering and retail environment. We implemented a unique and relevant visual handwriting across all stores, and successfully communicated this message through innovative and exciting marketing campaigns. We believe our continued and direct involvement with our target market sets us apart from our competitors. We continually introduce "the now" brands into our product mix, ensuring market relevance and street credibility. We have continued to focus on expanding our own brand Redbat as well as ladies apparel and accessories, thereby allowing us to differentiate our business and offering further growth opportunities.

Following ten years of exceptional growth, the Sportscene brand continues to strengthen and gain market share. Comparable sales grew by 16,9% for the year, with 7,9% same store comparable sales growth. Our markdown to sales ratio, although higher than in the previous two years, remains at acceptable levels.

	2003	2004	2005	2006	**2007**
Markdown value (Rm)	28,8	36,5	42,0	53,7	**64,7**
% to sales	14,8	14,8	13,6	13,8	**14,7**

We anticipate a lower level of markdowns in the future, settling into the 12,5% – 13% range.

Sportscene continued its expansion drive, opening seven new stores during the year and enlarging a further two stores.

DueSouth

DueSouth is now recognised as a key player in the outdoor lifestyle market. A vastly improved product range, including a greater contribution from our DueSouth brand, and the introduction of new footwear and apparel brands, further differentiating us from our competitors, has been positively received by our customers. Considerable progress has been made in identifying the optimum product selection geared to the outdoor lifestyle enthusiast.

We aggressively marked down, and sold out of product that no longer fitted our brand positioning, resulting in our stores being far cleaner, better merchandised and more accessible to our customer.

We achieved a comparable turnover growth of 56,6%, and a very encouraging comparable same store growth of 23,7%. Our footprint now consists of 16 stores in key shopping locations around the country, having opened a further two stores during the year.

Strategy

Totalsports will expand on the key sports strategy with the introduction of ladies studio and rugby as key sports. We continue to examine new store opportunities as they arise and have committed to a further seven new stores this year. Ongoing collaborative strategies with our brand partners in regards to the 2010 Soccer World Cup are at an advanced stage, with many initiatives under way. Our successful repositioning of the Totalsports brand will move to the next level, with increased above-the-line marketing exposure, thereby further entrenching our leadership position in the minds of our customer. We will focus on increased collaboration with international sports brands, who are paying more attention to South Africa, to address their unique needs.

Sportscene is undergoing a strategic review in terms of its marketing and retail handwriting, as is required by this fast-moving youth brand. Further initiatives are currently under way to ensure our market positioning and fashion relevance is ahead of our competitors. We will continue to leverage our market perception as being the leader in footwear offerings, as well as continuing to focus on the growth of our Redbat brand, which is being enhanced with the introduction of a revitalised denim offering. Our expansion continues with the opening of a further four stores this year.

DueSouth continues to establish itself within the outdoor lifestyle market as an innovative, contemporary, and hi-tech retail brand, in harmony with the aspirations of our customers. Relevance to our market is maintained with ongoing research as befits the growth of this new brand, ensuring we remain in touch with this growing market. The introduction of new brands, including Fox, enhances our current brand assortment, and complements the unique world-class brands available to our customers. Three new stores have been planned for this year.

SOUTH



Store statistics	2003	2004	2005	2006	2007	Projection 2008	2009
Totalsports	93	92	94	97		115	123
Sportscene	60	70	74	79		90	98
DueSouth	–	–	9	14		19	24
Total no. of stores	153	162	177	190		224	245
Closures	4	3	2	2		1	1
Floor area (m²)	33 343	35 691	40 643	44 221		52 509	57 114


BREATHE OUT
BREATHE IN
BREATHE OUT

Prospects

The ongoing consumer confidence bodes well for our trio of well-positioned and exciting retail brands. We are confident that the structural changes undertaken in the previous year will ensure that the trading challenges will be met and our position of market dominance maintained. The revisiting of the relevant brand positioning has ensured that strategies and staff effort is aligned to take full advantage of the growth experienced in our sector. Ongoing focus remains in leveraging 2010 and beyond, and we are confident that our status as the preferred retail channel for all our key sport partners, offers us unprecedented opportunities going forward.

Expansion of the store footprint will be concentrated around the demographics of our target market, including all regional and major malls and rejuvenating city centres for Totalsports and Sportscene. DueSouth will continue its focus only on major malls.





Positioning

American Swiss Jewellers (ASJ) continues to retain its position as the leading jeweller in the middle-mass market in southern Africa, with Sterns a close second.

The ASJ brand is positioned as glamorous and fashion-forward and these elements are reflected consistently in every touch-point the consumer has with the brand.

Sterns, perceived as a quality jeweller by its customers, is in the process of evolving towards a more contemporary brand. To this end, new formats have been implemented in 22 stores which are reflecting a major increase in turnover per square metre, in some cases as much as 30%. Further, we have signed up a new advertising agency, commencing March 2007, to assist us in aligning the brand image.

Matrix, our sunglasses and cellphone stores, are aimed at a sophisticated, fashionable, brand-conscious customer. We have adjusted the logo and signage in all stores to reflect this increased level of sophistication and have ensured that advertising, store design and brands on offer are consistent in their appeal to this brand-conscious customer.



		2007	% change 52 versus 53 weeks	% change 52 versus 52 weeks	2006
Turnover (R million)	American Swiss	**622,7**	15,2	17,0	540,7
	Matrix	**34,1**	28,7	30,8	26,5
	Sterns	**365,7**	12,1	14,0	326,2
	Total	**1 022,5**	14,5	16,3	893,4
Number of stores	American Swiss	**181**	1,1		179
	Matrix	**14**	–		14
	Sterns	**121**	5,2		115
	Total	**316**	2,6		308
Floor area (gross m²)	American Swiss	**12 850**	0,7		12 763
	Matrix	**508**	–		508
	Sterns	**8 671**	4,4		8 309
	Total	**22 029**	2,1		21 580
Number of employees	American Swiss	**742**	(2,7)		763*
	Matrix	**54**	1,9		53
	Sterns	**453**	(3,4)		469*
	Total	**1 249**	(2,8)		1 285

* 2006 has been restated to include flexi-timers

Review of the Year

The jewellery division recorded comparable sales growth of 16,3% over the previous year's growth of 18,1%. The drive to reduce the number of off-price events continued across all three chains and resulted in markdown as a percentage of turnover reducing for a sixth consecutive year to only 8,6% of turnover. We believe a level in the region of 9% is ideal.

AMERICAN SWISS
YOU DESERVE IT

STERNS
— THE JEWELLER —

MATRIX
Sunglasses • Cell phones



Jewellery Division



	2003	2004	2005	2006	2007
Markdown value (Rm)	87,8	83,1	83,8	89,0	**96,5**
% to sales	13,5	11,5	10,1	9,1	**8,6**

Operating profits grew in excess of sales growth, thereby further improving productivity ratios.

The past year was marked by the challenge of a huge growth in commodity prices, particularly metals. The gold price jumped by 38% over the past year and required meticulous planning on the part of our merchants in order to ensure that the stores would have the right mix of product for our customers.

Stock turn improved marginally this year to 2,18 from 1,91 last year.

ASJ and Sterns both opened six new stores during the year, whilst ASJ closed four less profitable stores. Average trading densities continue to rise and are running at over R45 000 per square metre compared to last year's R40 000 per square metre. Revamped stores continue to perform well with sales growths in many cases in excess of 30%.

This last year saw the replacement of two major sets of systems – covering all aspects of merchandise and finance. A considerable effort was expended during the year to ensure that these systems were satisfactorily bedded down.

Strategy

The coming year sees a major focus on each of the individual brands of ASJ, Sterns and Matrix to ensure that all elements of communication, design and offering are aligned and consistently communicated to our staff and consumers. In regard to Sterns, the bedding down of the new advertising agency is the first move that has taken place in this direction.

In line with the brand focus mentioned above, we are also embarking on training programmes in stores and at head office to ensure that all staff are aligned with the brand's customer focus and core values.

We pride ourselves in the positive, open culture that exists in our division and it is our intention to entrench a "big team" culture where all staff are focused on the customer and on performance. The alignment of head office and store cultures will ensure that the best product is always available to our customers.

Our store location strategy includes continuously monitoring trends, and where economic factors dictate, closures or consolidation will proceed. Locations in new and existing shopping centres where we are under-represented have been identified and new stores will be opened in prime positions. Great care is taken in ensuring that new stores are appropriately sized. The current proliferation of new retail malls is being treated with caution in terms of expansion of the chains. A measured view of expansion is taken, in line with the core strategy of seeking long-term growth in sales and profits.



Management Changes

During the year Adrienne Kleinmann, previously the marketing and merchandise director of our jewellery division, moved as General Manager of this division to replace Ken Schreuder who has moved to head our Group Property division.

Prospects

We expect that the growth in the middle market in southern Africa will continue for the foreseeable future. Our brands are ideally positioned to take advantage of this growth, due to the brand awareness, loyalty and trust that already exist with consumers.

Our new systems will help to ensure that we can better serve our customers' needs. This combined with training to align staff and brand values will further ensure that the customer focused culture is entrenched within each of the brands. With this in mind, we are confident that we can continue to strengthen and grow our market share into the future.

Store statistics	2003	2004	2005	2006	2007	Projection 2008	2009
American Swiss	181	175	175	179	181	186	191
Sterns	121	114	115	115	121	126	131
Matrix	2	9	12	14	14	17	23
Total no. of stores	304	298	302	308	316	329	345
Closures	10	15	6	3	4	2	2
Floor area (m^2)	21 801	21 123	21 189	21 580	22 029	22 572	23 257

As mentioned above, the past year saw the replacement of major merchandise and financial systems, while a new merchandise assortment and location planning system has just been implemented in May 2007. The coming year will see the division commence the exploitation of these systems to improve merchandise management.


AMERICAN SWISS
AMERICANSW



Howard Godfrey

Positioning

@home and our recently-opened two @homelivingspace stores, which sell a full range of contemporary furniture to complement our existing homeware offering, has now reached a store base of 51 in total. We continue to service the LSM 8 – 10 market segment by being positioned in South Africa's leading metropolitan shopping malls and destination centres in the case of @homelivingspace.



@home
@homelivingspace
VIP

	2007	% change 52 versus 53 weeks	% change 52 versus 52 weeks	2006
Turnover (R million)	**412,4**	26,3	28,6	326,3
Number of stores	**51**	24,4		41
Floor area (gross m²)	**21 906**	17,6		18 624
Number of employees	**848**	13,0		750

Review of the Year

@home opened a further ten stores in the year under review. The majority of these stores opened in the last six months of the year.

Our two @homelivingspace stores located in Design Quarter in Johannesburg and Willowbridge in Cape Town have been well received. These stores, selling a full range of furniture and larger décor items, have had a same store growth of 30% for the period. @home enjoyed comparable turnover growth of 28,6% for the period.

The homewares arena is becoming more competitive as a large number of homeware stores roll out across the country.

Our staff training academy continues to focus on our people to ensure organic growth for our future staff needs, including new store expansion.

	2003	2004	2005	2006	2007
Markdown value (Rm)	8,7	16,5	16,0	27,1	**39,3**
% to sales	6,3	8,0	5,6	7,5	**8,3**

Markdowns were in line with expectations and are at an acceptable level, while trading densities remained largely constant at R25 000 per square metre.

@home



Strategy

@home has a further ten stores planned for the coming year as well as enlarging certain stores to add an extra decor element similar to that offered in our @homelivingspace stores.

@homelivingspace has a number of new stores committed across the country with a 2 000 square metre store being opened in Loch Logan, Bloemfontein later this year. We see expansion into specialist shopping complexes around the country and our current plans are to have at least ten @homelivingspace stores country wide.

@home has certain exclusive international brands that differentiate us in the marketplace. We will continue to focus on bringing our customers a quality homeware offering with exceptional in-store service.

Prospects

We will continue to maintain our acceptable margins and focus on profitability with tight expense control.

@home and @homelivingspace will grow to more than 60 stores in the near future and at the same time will enlarge certain stores where the trading densities indicate additional space is required. Our Menlyn and Cavendish @home stores will be the first enlargements in the next year adding a decor element whilst at the same time being revamped. We continue to look for suitable sites to grow our homeware business well into the future.



							Projection	
Store statistics	2002	2003	2004	2005	2006	**2007**	2008	2009
@home	8	15	24	34	39	**49**	56	63
@homelivingspace	–	–	–	–	2	**2**	3	7
Total no. of stores	8	15	24	34	41	**51**	59	70
Closures	–	–	–	–	–	**–**	–	–
Floor area (m^2)	3 670	6 611	10 001	13 405	18 624	**21 906**	25 801	36 143



Positioning

The year under review saw TFG Apparel Supply Company (TFGA) restructure its business into a more focused design and production unit in line with the changing needs and requirements of the retail trading divisions. TFGA continues to be the procurement partner for Foschini, Markham, Exact! and to a lesser extent our sports division, supplying them with exclusive, in-house designed brands. TFGA now has a staff complement of over 250 employees across five design and manufacturing units. TFGA continues its role in co-ordinating the Group Sourcing, Group Shipping and Group Quality Assurance departments.

TFGA has sustained its presence in the local CMT manufacturing industry and continues the forward development of the local supply base. There is continued commitment to develop these relationships in conjunction with the local textile, outwork and trims industries.

With the introduction of the quota system, which applies to certain categories of ready-made garments imported from China, we continue to build our capacity locally to ensure a regular flow of merchandise to our trading divisions.



Selwyn Eagle

Asked to comment on the quota system and the five-year agreement with the unions to source product in SA, Selwyn Eagle, MD of the manufacturing and sourcing arm of Foschini, says: "What we've said is that there's a two-year plan in place at present and we won't do something for two years and then just go back to what we were doing before. The process will continue for longer than the quotas are in place."

Eagle says the issue isn't just about rigidly enforcing an agreement over the next five years. It's about establishing relationships within the supply chain.

"We have to teach our suppliers how to deal with us better. An example for us is the sourcing of yarn and fabric locally, which we see as strategic. We're comfortable we're going about it the right way, but that doesn't mean it won't be an uphill battle."

Eagle says those who have given commitments to increase sourcing in SA of product will meet regularly to give feedback, so the process will be monitored.

Concerning the quota plan, Eagle says: "Government has put something in place and you have to react to it. We've decided to make it work and we have a good relationship with government and the unions. We have to keep jobs."

However, he says that the quotas haven't affected Foschini's business drastically. "We've always dealt very strongly in the SA market." He's sceptical about claims that prices will rise sharply as a result of the quotas.

Source: Finweek, 17 May 2007



TFG Apparel Supply Company

Our sourcing department remains focused on procuring our group's needs and we have maintained our strong partnerships with our various buying offices off-shore.

The group shipping department is run effectively and over the past year the group has benefited from the consolidation of cargo from the various ports we use globally. This area is an integral part of the group, as it is also responsible for foreign currency purchases and payments to all our import suppliers.

The group quality assurance department is active in each of the group's apparel trading divisions, as well as homeware and furniture. Performance standards are continually reviewed to ensure merchandise is of a world-class standard. There is close co-operation with the group's suppliers, to assist in the adoption of world-class manufacturing practices. Group Quality Assurance provides suppliers with the use of our in-house textile testing laboratory, which is of an international standard.



TFG APPAREL SUPPLY CO.

Review of the Year

With the introduction of TFGA's restructuring some difficulties were encountered with deliveries to Foschini stores division. Lead time reduction and the change in some buying patterns had an unforeseen negative impact on the timeous delivery of some merchandise. This also had an impact on the productivity of our local CMT base for a period during our summer season. We have now addressed these issues and stock deliveries were restored to normal in December. Each of the new design and manufacturing units are establishing their own handwriting, unique personality and culture in line with that of the respective trading divisions to which they supply merchandise.

These new units are now located within our group's head office complex and are individually set up with their own unique showrooms, full design facilities and own production and design rooms making each unit very focused. This new way of working has given each unit visibly more ownership and accountability.

Our CMT suppliers are assisted financially from time to time, as well as obtaining assistance from our in-house pool of skills in quality assurance, human resources and production planning.

Our leadership academy continues as an effective development initiative, whilst at the same time it also is a tool for identifying staff with leadership potential. There remains a continued focus by our management team on retention and management of talent across the business. We continue to make steady progress towards our employment equity targets, as well as progressing our corporate social investment initiatives by sponsoring a feeding scheme in the townships.

The introduction of the import restrictions and Chinese quotas were imposed in an endeavour to give the local industry some breathing space to become more competitive, thereby maintaining a sustainable source of employment and ensuring future economic growth. TFGA continues to support the local CMT industry and remains one of the most significant users of this industry in the country.

Strategy

One of our key focus areas this ye[illegible] the re-engineering of our supply pipeline to ensure [illegible] and reliable flow of product from our suppliers to our cust[illegible] which we believe will be of great benefit to the[illegible]

The desi[illegible] units will strive to supply innovative product and design [illegible] trading divisions in order to remain the larges[illegible] appare[illegible] these divisions.

The developmen[illegible] skills within the division remains a priority [illegible] establishment of a proper [illegible] skilling programme w[illegible] that this is successful. In addition, positive and proactive [illegible] plans have been put in place for identified key [illegible]

BEE supplie[illegible] development will remain a strategic focus.

Prospects

TFGA is confident that it can sustain the growth in units being supplied to our trading divisions by delivering [illegible] to create and deliver innovative product. Emphasis will be placed on delivery of products with the appropriate value and quality [illegible] continually improving time to market.


Peter Meiring

Positioning

The group's financial services division consists of two independent businesses:

- **FG Financial Services** (previously branded as Foschini Retail Credit) manages the group's in-store credit card programme that consists of 14 different card formats. Included in this division's responsibilities are the group's Club, insurance products and the cellular phone operations.
- **RCS Group** provides a range of broader financial services to both customers of the group as well as to customers of retailers outside the group. At present these financial services comprise RCS Personal Loans, RCS Cards, RCS Private Label Cards and RCS Home Loans.

  Standard Bank held a 35% interest in this business and exercised its option to increase that to 45% on 1 April 2007.

  The business is represented graphically alongside:


FOSCHINI GROUP
FINANCIAL SERVICES
55% effective
1 April 2007
INTERNAL
FINANCIAL SERVICES
EXTERNAL
FINANCIAL SERVICES
FG
FINANCIAL SERVICES
RCS GROUP*
CLUB
INSURANCE
ONE2ONE
STORE CARDS
RCS CARDS
RCS
PRIVATE
LABEL CARDS
RCS
PERSONAL
FINANCE
RCS
HOME LOANS

FG Financial Services

Review of the Year

As alluded to last year, the levels of account delinquency were at an all-time low and it was highlighted that this scenario was unlikely to continue for much longer.

During the past year, household debt came under pressure as many new credit players came into the market offering bank cards and related financial products to a broader range of South African consumers. Many of our customers have been targeted with these new offers. Over and above these offerings, the traditional credit players have sought to maximise their customer footprint in anticipation of a slowdown in lending post 1 June 2007 when the National Credit Act (NCA) comes into effect. The impact of these aggressive strategies and extended terms has seen many customers reach new levels of indebtedness. This situation has also arisen on the back of three interest rate hikes and record fuel price levels. All of these factors have made increased demands on customers' disposable income.

Despite these factors our customers have shown remarkable resilience reflected in a more responsible attitude toward the management of their personal debt and a greater capacity to service these increased levels of debt.

The strong growth in the economy and therefore in personal household income as well as an expansion of the overall credit market with many new borrowers has led to good growth in advances.

FG Financial Services has had another good year with solid growth in advances, continued good cash flows, but with higher levels of delinquency.

With concentrated focus on reducing arrears, positive benefits were seen in the number of accounts in a buying situation. By year-end 82,1% of the base could buy, up from 81,9% last year.

* The Standard Bank of South Africa Limited (SBSA) has a minority share in this division.

Foschini Group Financial Services



Our preapproved campaign added 82 401 new customers with better than average risk levels.

During the course of the year our collection management processes were subjected to an intensive review, particularly in the light of higher levels of customer delinquency seen in the first quarter. The changes that resulted from these reviews have seen significant improvements in overall efficiencies and customer payments particularly toward the latter part of the year. Net bad debt grew by 21,6% compared to overall receivable growth of 5,6%.

Our new account system was overhauled to enhance functionality and ensure that the provisions of the NCA could be accommodated.

	2007 Rm	% change	2006 Rm
Interest income	**299,3**	18,3	253,0
Other income	**85,2**	26,0	67,6
	384,5	19,9	320,6
Net bad debt	**(168,0)**	21,6	(138,2)
Credit costs	**(148,0)**	17,4	(126,1)
Profit before tax	**68,5**	21,7	56,3

Interest Income

The maximum usury rate remained at 20% for the majority of the period under review. A change was granted on 7 March 2007 that effectively raises the rate to 23% for balances below R10 000 and 20% for balances above R10 000. This is an effective 3% change. We have elected to move upward by 2% at this stage. This adjustment has no effect on the 2007 numbers.

Book growth slowed down over the period under review with the year-end book up by 5,6% which is significantly lower than last year's 21,0% growth. Improved collections meant delinquency levels by year-end are on par with last year. As a result the book remains healthy with fewer accounts in arrears resulting in lower interest yields.

Other Income

Insurance

Profit growth in this area was 25,9%. The product offering is being restructured, presenting exciting growth opportunities by offering additional short-term insurance cover to customers.

Club

The Club grants a range of benefits for subscribers who are credit card holders of the group and RCS.

These benefits include:

- Automatic death insurance
- Account balances protection
- Medical and legal helpline
- Qualification in the monthly R300 000 draw
- Discounts at several retailers
- Promotional item discounts
- Bursaries to the value of R2 million per annum
- A monthly magazine with topics of interest

Currently there are more than 920 000 Club and 70 000 SuperClub paying subscribers. With effect from March 2007 the magazine was brought in-house and is managed in conjunction with Safika Highbury Communications, who produce several top level titles.

The offering from this area has expanded with the introduction of a Kids Club. The success of this new avenue leads us to believe that there is capacity to expand the Club into several other niche club offerings. Tests will commence during 2008.

Profit from this area grew by 19,9% over last year.

Cellular

Cellular continues to be a strong growth area for the group. Handset and airtime sales have been exceptional with group turnover from this source increasing by 31,4%. We remain an exclusive MTN partner.

ONE2ONE

Our newly-established division, ONE2ONE has recently launched its first product called ONE2ONE Top-up Airtime Deal in 33 pilot stores. The aim was to create an airtime product that is very compelling and affordable.

The ONE2ONE Top-up Airtime Deal offers either R75 or R150 worth of airtime downloaded to the customer's cellphone monthly for 24 months. The airtime rates are currently better than conventional prepaid airtime rates and offer the convenience of a contract without additional credit checks. The uptake in the pilot has exceeded our expectations and we intend rolling this out to a further 132 stores by June 2007.


FOSCHINI
fashion
donna-claire
Celebrate yourself
Luella

Net Bad Debt

During the first quarter of the year we saw the delinquency rate spike. As a result of this we took corrective action to focus on the earlier stages of delinquency. This, coupled with a number of other initiatives, saw delinquency levels return to former norms. This improvement has continued into the first part of 2008.

Our behavioural scorecards continue to correctly rank order accounts in value at risk sequence. These scores coupled with bureau score enables us to effectively manage risk and in particular manage the exposure to those accounts with the highest potential to default on payments. During the year optimising software was deployed on our automated dialler. This software determines the most effective time to call arrear customers and therefore maximise customer contact. As a result of this implementation, our yield per customer contact has increased significantly. We expect to see increased benefit from this software in the next financial year.

Our charge-off policy on bad debt remains consistent with last year. Non-performing accounts, defined as accounts whose payment profile scores and recency fall below fixed criteria, are written off monthly.

New applicant fraud

Fraud profiling and extensive databases have enabled us to become very effective at determining application, identity, and transactional fraud, all of which have increased systemically over the past year as sophisticated syndicates target retailers and banks alike. Through the use of database analysis tools, fraud has been maintained at very low levels. All new account applicants are passed through the fraud profiling scorecards and databases. Exceptions are referred to forensic underwriters.

Provisions

Over and above the monthly writeoff, all accounts are examined using a MARKOV model on a quarterly basis. Relying on historical and current delinquency roll rates, the MARKOV model determines what proportion of account balances in the portfolios will roll into writeoff. We use this information to create a provision for doubtful debts. This provisioning method conforms to IFRS standards.

This year the MARKOV model required a R29,0 million charge to the income statement against a R24,5 million charge last year. This charge contributed to net bad debts rising by 21,6% on last year. The doubtful debt provision now stands at R194,8 million which represents 8,0% of the closing book, up from 7,4% last year.

Net bad debt to credit transactions increased to 2,6% from last year's 2,4%. Net bad debt writeoff to debtors increased to 6,6% from last year's 5,7%.

Key debtor statistics	2007	2006
Number of active accounts ('000)	**2 163**	2 079
Credit sales as a % of total retail sales	**66,7**	69,2
Net debtors book (Rm)	**2 235,2**	2 116,6
Arrear debtors % to debtors book	**25,0**	26,7
Net bad debt writeoff* as a % of credit transactions	**2,6**	2,4
Net bad debt writeoff* as a % of debtors book	**6,6**	5,7
Doubtful debt provision as a % of debtors book	**8,0**	7,4
Applicants granted credit (%)	**63,0**	65,1
% able to purchase	**82,1**	81,9

* Including VAT, excluding movement in provision

Credit Costs

The credit costs increased by 17,4% in the year. This increase was driven, amongst other factors, by the preapproved accounts drive and further investment in our systems leading up to the NCA. When these two elements are removed, costs would have increased by 12,4%.

Strategy

We are constantly endeavouring to maximise the range of products and services that we sell to our customers. The challenge is determining the correct combination of products, services, discounts, promotions and special markdowns that drive good value for customers as well as enhanced returns for the group.

During the year we upgraded our debtors decisioning system to TRIAD Release 8.1. This decisioning system has a marketing module that uses a test and control methodology that allows us to run different combinations of products, services and benefit offers, side by side, to a random sample of our customers to establish the combinations that achieve our marketing objectives. We envisage good use of this tool in 2008.

Prospects

We remain confident that FG Financial Services will continue to effectively manage the challenges that 2008 poses and continue to grow and contribute strongly to the group's overall performance.

In particular, we will be compliant with the provisions of the NCA by 1 June 2007. Customers were advised of the effect of the NCA changes on their accounts during the course of May 2007. We continue to be of the opinion that the NCA will ultimately lead to a more informed and responsible customer base. In the short to medium term, however, as customers adjust to the provisions of this Act, we anticipate some confusion that we are gearing up to deal with. We also anticipate that there will be some undesirable consequences of the Act in that many customers in the emerging market category with informal income will be locked out of the credit process based on their level of affordability. To meet this challenge we have a range of products that we believe will enable our customers to acquire our merchandise without compromising the credit exposure.


Markham
sportscene
1234 1234
exact!
Totalsports
1234 5678
1234 1234
SOUTH
BE AN OUTSIDER
A.N.Sample
01234 432 10
STERNS
THE JEWELLER
FOREVER
@home
THE HOMEWARE STORE
1234 1234
A.N.OTHER
· eat · sleep · bath · cook ·
@homelivingspace


Karl Westvig

RCS Group

RCS Group provides a range of broader financial services to both customers of the group as well as to customers of retailers outside the group. At present these financial services comprise RCS Personal Loans, RCS Cards, RCS Private Label Cards and RCS Home Loans.

Whilst there is a degree of commonality in systems and some sharing of operational resources, each business is uniquely defined, has its own management team, budgets, key areas of focus and unique profit models. The decision to differentiate the businesses was taken at the outset to ensure that the focus on our traditional business was not lost and that all costs and profits associated with new ventures were clearly ring-fenced.

Over the past five years the initiatives in the RCS Group have added new revenue streams and allowed the group to have a broader level of interaction with customers.

Review of the Year

The RCS Group has shown solid profit growth for the year, whilst still investing in infrastructure, skills and new ventures, as well as managing a tighter credit environment.

The RCS Group is developing as a South African consumer finance business by expanding the range of products and building a solid platform and infrastructure for growth.

Standard Bank of South Africa Limited (SBSA) has increased its stake in RCS Group by a further 10% to reach 45% in April 2007.

RCS Personal Loans

RCS Personal Loans has shown reasonable debtors growth, but has been hampered by higher provisions and bad debt. It remains a highly profitable business that will have significant growth opportunity with the introduction of the NCA on 1 June 2007. Prior to the introduction of the NCA this product was capped at R10 000 and 36 months, but will now be introduced at higher levels and longer terms for good customers.

The interest rate increases of last year, as well as a general increase in consumer indebtedness has led to larger credit losses and increased provisions.

RCS personal loans	**2007 Rm**	% change	2006 Rm
Interest income	**336,5**	15,7	290,9
Interest expense	**(41,7)**	1,0	(41,3)
Other income	**75,6**	17,0	64,6
Total income	**370,4**	17,9	314,2
Net bad debt	**(67,7)**	128,7	(29,6)
Credit costs	**(92,0)**	26,9	(72,5)
Profit before tax and minorities	**210,7**	(0,7)	212,1

RCS personal loans – key debtor statistics	**2007**	2006
Number of active accounts ('000)	**204**	188
Net debtors book (Rm)	**866,5**	817,5
Arrear debtors % to debtors	**8,6**	4,4
Net bad debt writeoff as a % of advances made	**4,4**	3,6
Net bad debt writeoff as a % of debtors book	**3,3**	3,0
Doubtful debt provision as a % of debtors book	**8,7**	6,3

This business provides personal loans to customers of the Foschini group as well as externally. Customers are attracted by the convenience and simplicity of the RCS personal loan offer. A large portion of the process is handled telephonically. The level of repeat loans, in excess of 50%, attests to the appeal of the loan offer.

The selection criteria for qualifying customers remain strict. This, coupled with improved response modelling, has contributed to the continued growth of the portfolio, albeit at lower levels.

Arrear debtors have increased to 8,6% (2006: 4,4%) of the portfolio, which has been driven by taking on more external customers as well as the effects of the macroenvironment of increasing interest rates and higher levels of indebtedness caused by excessive credit granting by some lenders prior to the introduction of the NCA. This increased risk has been covered in the increased provision taken on the portfolio. We expect high levels of recoveries and an improvement in arrears in the coming year.

Interest cost only increased by 1,0% compared to interest income growth of 15,7%. This was as a result of positive cash flow generated from the debtors book despite average interest rates increasing during the past 12 months.

Bad debt as a percentage of the book remains within acceptable parameters at 3,3% to debtors (2006: 3,0%). We believe that substantial scope remains for new and repeat business from our existing customer database to maintain above-average growth from this business.

Credit costs increased by 26,9% driven mainly by increased marketing costs and investment in key skills and infrastructure. Lists of prospective customers sourced from list vendors yield a lower takeup of the personal loan offer than from Foschini customers. As more customers are sourced from this area, the marketing and mailing costs move up disproportionately.

The cost to income ratio remains very low at 25,8% (2006: 22,3%).

RCS Cards and RCS Private Label Cards

RCS Cards has had spectacular growth as a result of changing the model in 2006 which allowed for greater acceptance from our merchants and is now accepted in over 7 500 merchants nationally. Turnover through the card this year was R1,14 billion (2006: R714 million).

To complement the growth in the RCS Cards business, RCS launched a Private Label Card business for Queenspark in August 2006 and acquired the original debtors book from Standard Bank in March 2007. Private Label Cards is a strategic growth area for RCS Group in the future.

RCS Cards and RCS Private Label Cards	2007 Rm	% change	2006 Rm
Interest income	**238,0**	137,5	100,2
Interest expense	**(44,1)**	94,3	(22,7)
Other income	**79,2**	35,2	58,6
Total income	**273,1**	100,7	136,1
Net bad debt	**(61,7)**	67,2	(36,9)
Credit costs	**(93,2)**	60,1	(58,2)
Profit before tax and minorities	**118,2**	188,3	41,0

RCS Cards and RCS Private Label Cards – key debtor statistics	2007	2006
Number of active accounts ('000)	**366**	241
Net debtors book (Rm)	**826,7**	480,1
Arrear debtors % to debtors	**20,3**	18,7
Net bad debt writeoff as a % of credit transactions	**3,5**	2,5
Net bad debt writeoff as a % of debtors book	**4,4**	4,1
Doubtful debt provision as a % of debtors book	**7,6**	10,4
Applicants granted credit (%)	**47,9**	51,1

The introduction of the single format card with lower merchant commission rates in August 2005 has had an extremely positive impact on merchant acceptance and consequently turnover through the card. The wider acceptance has also attracted a significant number of new accounts which has increased our active base to 366 000 (2006: 241 000). RCS Cards continues to make inroads into the broader card market.

Credit costs have been contained at less than the growth of interest income and debtors. A substantial investment is still being made into the programme to provide superior service to our merchants and customers.

Included in these costs are the costs of acquiring and relaunching the Queenspark portfolio.

New ventures

Standard Bank has provided support in launching a home loans business under the RCS brand in June 2006. The business is showing early signs of success with good growth prospects for the future. By year-end, loans advanced to customers of the group had grown to R136 million with only R33 000 in arrears. The home loan business offers an equity release product that gives our customers the opportunity to take advantage of increased property values to consolidate their debt at a much lower interest rate cost.

The launch of a vehicle finance product is envisaged for October 2007.

Prospects

Growth prospects for the RCS Group in the next financial year are very good and, as a result, we expect to see profits increasing in excess of 20%. RCS Group continues to conservatively provide for bad debt.

Credit Legislation

The National Credit Act (NCA) came into effect on 1 June 2006 with full industry compliance required by 1 June 2007. Financial provision has been made to ensure that the RCS Group is positioned to make the necessary changes in systems and operations to achieve compliance by 1 June 2007. At the financial year-end 90% of all changes had already been put into effect.

Many of the requirements embodied in the NCA have their origin in the Micro Finance Regulatory Council (MFRC) regulations. As a result the RCS Group is already compliant with many of the aspects of the new Act. In addition, the draft regulations allow for fees and interest charges that in aggregate are higher than are currently being charged. The removal of the R10 000 cap on loans should have a positive impact on the loans and cards businesses.


RCS
give yourself

Group Finance and Administration

The Group Finance and Administration division is a centralised service division that provides a support function to the other divisions within the group. The division comprises the following areas of responsibility:

Financial accounting and corporate reporting

This department is responsible for:

- the collating and production of the group's interim and annual financial statements;
- corporate communications and shareholder reporting;
- ensuring compliance with all required accounting standards and statutory requirements; and
- liaison with the external auditors.

Management accounting

Management accounting is responsible for:

- control of the group's financial accounting systems and internal controls;
- co-ordination and consolidation of all the group's financial planning, including annual budgets and quarterly re-projections;
- divisional financial reporting to enable accurate management decision-making; and
- all operational financial reporting at store, area, regional and divisional level.

General finance and administration

General finance and administration is responsible for:

- processing and payment of all merchandise, expense and rental transactions;
- ensuring all stores deposit the correct amounts daily; and
- administration of store and head office inventory and claims.

After the initial successful implementation of SAP Financials, it is Group Finance's intention to investigate the use of other modules within SAP to obtain the full benefits of the integration capabilities of the system.

Treasury

This department is responsible for managing the group's foreign exchange and funding policies. The department ensures that the group's funding needs are provided for with adequate credit lines, appropriate financial instruments at the lowest cost and that the daily cash management is optimised. Investments and interest-rate risk are managed within the parameters laid down by the board and in consultation with the Financial Director. The department, in conjunction with the Taxation department, assist with various commercial initiatives that impact on the group.

Taxation

This department is responsible for all aspects of the group's taxation compliance. By its nature, it is staffed by highly skilled experts who constantly remain abreast of current and pending legislation.

Secretarial and administration

This department is responsible for:

- maintenance of the group's statutory records;
- administration of the Foschini Group Retirement Fund;
- administration of the group's trademarks;
- administration relating to the preparation and signing of the group's store leases;
- the group's compliance function; and
- provision of legal assistance/advice to other areas within the group as required.

Service Divisions

Risk management

The risk management department is responsible for the following functions:

- managing and controlling the risk management process, as defined by the risk committee and as required by the Code of Corporate Practices and Conduct;
- appropriate insurance placement for the group;
- the administration of all group insurance claims and the compilation of comprehensive loss statistics;
- control over the group business continuity planning process; and
- facilitation of inter-divisional store security meetings as well as the hosting of similar informal meetings with other retailers to allow a cross pollination of loss prevention information and strategies.

A detailed risk analysis is contained in the Corporate Governance report.

Procurement

The group procurement process ensures that best practice is followed in all areas of the purchasing process throughout the group. Quarterly procurement reportbacks are made to the procurement committee, comprising three members of the operating board and two senior managers. In addition, the procurement manager ensures that the BEE procurement strategy as defined by the transformation committee is implemented. Further details of initiatives in this regard are contained in the Sustainability Report.

Group payroll

This department is responsible for the accurate and timeous payment of salaries to over 15 000 of the group's employees across all employment categories.

Further efficiencies will be achieved through the implementation of a time and attendance and staff scheduling system which is being piloted and will be rolled out to stores in 2008. In addition, the web-based human resources self-service system will be enhanced to further improve service and processing time.

Group Audit Services

The Group Audit Services (GAS) department's primary responsibility is to support the group's commitment to strong corporate governance and sound internal control. While management is responsible for the development, implementation and monitoring of effective control systems, GAS assists management in fulfilling this commitment. This is done by evaluating the adequacy and effectiveness of controls to support management in its pursuit of sustainable achievement of business objectives, and includes the appraisal of performance measures, the reliability of management information, operational controls and the safeguarding of assets. An Internal Audit Charter, approved by the audit committee and conforming to the International Standards for the Professional Practice of Internal Auditing as defined by the Institute of Internal Auditors (IIA), determines the mission and scope of the function.

Although GAS is responsible to the Group Financial Director for administrative matters, GAS reports to the audit committee of the board of directors. The 17 staff members are responsible for the audits of all group operations:





Group Audit Services continued

- The head office and information system (IS) audit teams co-operate closely to provide internal audit services for the group's head office operations. This includes financial areas, such as accounts payable and the large credit operations, as well as non-financial areas, including shopfitting and distribution centres. In addition, the IS audit team conducts technical reviews covering Foschinidata areas such as database administration and networks. The audit teams also make extensive use of technology, such as automated scanning and data interrogation tools to improve assurance reporting to management. In addition, auditors often become involved when new computer systems are developed to ensure that cost-effective controls are considered at both the system design stage (prior to implementation) and during the system implementation to reduce the risk of business interruption.
- Current store audit coverage is between 15% and 20% of group stores per year (approximately 25% of all stores' turnover), but maximum leverage is obtained by ensuring that at least 85% of all the area managers experience a minimum of one audit every year. The audited store's administrative performance can then be benchmarked against that of other stores in the same trading division. Store audit has developed a scoring system for store audit results that enables management to evaluate the administrative health of stores both within and across trading divisions. Given the geographic spread of stores, as far afield as Namibia and Botswana, the planning of visits is crucial in ensuring that the planned coverage is met. The experience and professionalism of the store auditors has contributed significantly to the success of the store audit team which regularly runs control workshops for field and store management.

GAS is committed to providing quality internal audit services at a competitive cost. This is done by measuring and monitoring audit productivity and other performance factors, and keeping abreast of international trends. Key initiatives to improve both efficiency and effectiveness are the increased automation of audit processes by implementing an electronic working papers system and providing internal auditors with a mobile work environment. The international audit and consulting firm PricewaterhouseCoopers (PwC) recently performed a quality assurance review of GAS. This review found the department to "generally conform" to all of the standards promulgated by the international IIA. This is the highest compliance rating that can be awarded. The report by PwC also found that the department compared favourably against the benchmarks set by the best international audit groups in the retail sector.

Foschinidata

Foschinidata is responsible for the group's information and communication technology (ICT) function with an objective of adding value to the group by providing strategic and cost-effective ICT solutions, whilst improving operational efficiencies and supporting future growth strategies through providing relevant, timeous user defined information.

Using a combination of fully-integrated third-party solutions and in-house developed software, Foschinidata (in conjunction with its outsource partners) is well structured to deliver ICT solutions to the group. Achievements during the period under review bear testimony to the capacity of the group to deliver large, technically challenging projects, utilising leading-edge technologies and architecture on time and within budget.

2007 was again a rewarding year for the ICT division with the following key advances being made:

- replacement of our legacy financial system with SAP financials;
- completion of our infrastructure upgrade, with the adoption of the latest Microsoft applications and operating systems as well as the Microsoft Operations framework, in order to standardise on technology platforms and enhance our IT security controls;
- implementation of a New Accounts Application system in our FG financial services division;
- implementation of the JDA merchandise planning system, called Arthur AIM, in our Foschini stores division. All trading divisions have now been converted on to one standard version per division of Arthur AIM, thus simplifying application support;
- implementation of a new callcentre "knowledge base" system called ITSM for the IT division;
- continued progress on the delivery of an electronic time and attendance system for the group stores and distribution centres;
- development and implementation of various credit-related systems and changes in order to be compliant with the requirements of the National Credit Act (NCA);
- implementation of a JDA Product Size Scaling system in our Markham division, in order to improve on the product size allocation to our stores. This system will be rolled out to our remaining trading divisions during the 2008 financial year; and
- development and implementation of an Electronic Style Card system for our Exact! division which will also be rolled out to our remaining trading divisions during the 2008 financial year.

Taking cognisance of the strategic importance of effective information and communication technology in retail, the group's investment for the period under review was again substantial, with capital expenditure of R67 million and operating expenses of R163 million, representing a constant 2,3% of sales. Despite the numerous planned initiatives for 2008, both capital and operational expenditure will broadly be in line with the previous year.

The group's reliance on IT for its day-to-day operations means that IT security, risk management and governance are key focus areas for Foschinidata. Foschinidata meets this business requirement by adopting best-practice methodologies for system delivery and support via the ITIL service delivery framework and the Cobit model for IT governance. Our disaster recovery plans are updated and tested on a regular basis and we also ensure the implementation and upgrading of intrusion prevention and IT security tools on our networks and devices.

With a clearly defined ICT strategy in place, aligned with the group's vision and business requirements, our key initiatives for 2008 centre on:

- successful replacement of our legacy Sales Audit system with the windows Biztalk system;
- continued progress and piloting of the electronic Time and Attendance system in our stores;

- possible further changes to various credit systems to meet NCA compliance;
- development of systems for new credit products;
- commencement with the development of an integrated electronic funds transfer (EFT) system with our Point-of-sale (POS) system at store level;
- the rollout of the JDA Size Scaling system to the retail divisions; and
- the rollout of the Electronic Style Card system to the retail divisions.

There will also be a continuing focus on keeping up to date with and aligning new projects to support supply chain initiatives.

Distribution and Logistics

The group's distribution and logistics team is responsible for the management of stock received from suppliers and distributing it to stores efficiently and productively. This year 44,2 million units were distributed.

The two new distribution centres (DCs) built in 2005 provided better space utilisation and supported @home's growth. A further 18 000 square metres of land, owned by the group, is available for development when required.

The DCs, based near the group's head office in Parow East, Cape Town, handle the entire group's stock distribution, including receiving, storage, picking, packing and despatching of stock. There are seven DCs in total, each responsible for the following business areas:

- **Tygerberg DC:** Foschini, Donna-claire, fashionexpress and Luella footwear, @home, @homelivingspace and customer returns
- **Ndabeni DC:** Exact!, Markham and style accumulation
- **Sports DC:** DueSouth, Totalsports and Sportscene
- **Foschini DC:** Foschini, Donna-claire and fashionexpress apparel
- **Jewellery DC:** American Swiss, Sterns, Matrix and Foschini jewellery
- **Cloth Store:** Cloth for local clothing production
- **Shopfitting DC:** Shopfitting stock for the group

The Cloth Store was moved from Montague Gardens to Epping during 2007 in order to improve logistics between CMTs and head office, as well as providing more space.

The group continues to utilise HRP Distribution Services' hubs to cross-dock all stock, other than jewellery and @homelivingspace furniture, to stores in the various regions across South Africa, Swaziland, Namibia and Botswana. This outsourced contract expires in March 2008. For our jewellery business we utilise RAM Hand-to-Hand Couriers, who also have a contract that expires in March 2008. For @homelivingspace we extended our contract with Boltt to March 2008. The group will go out to tender for the clothing, jewellery and @home transport contracts towards the end of the 2007 calendar year.

A dedicated systems development team, which maintains and develops systems that ensure higher levels of productivity, supports this area. The supply chain and logistical demands from our trading divisions have necessitated a review of our logistics systems. We have gone out to tender to replace our current warehouse management systems, that have been modified substantially since initially being implemented in 1999. Better process flexibility to support our changing supply chains is envisaged.

The DCs are further supported through materials handling systems that are continuously being redesigned, developed and implemented to support quicker throughput times. Our replenishment businesses utilise radio frequency (RF) picking, which we have found to be more productive and flexible in this scenario.

Productivity figures in the various distribution centres are world-class. Cost per unit and units per man-hour are closely measured and benchmarked against the best retailers in the world. The cost of distribution as a percentage of group turnover for 2007 is 1,57%. This figure is slightly higher than the 1,53% in 2006 mainly due to the higher contribution of @home and @homelivingspace, both being more logistically expensive than clothing and footwear. This figure includes depreciation, industrial engineering, management costs, labour, packaging and outbound transport.

Our group utilises in excess of 30 local CMT factories in order to manufacture merchandise for our various trading divisions. Stock that is manufactured by these factories is accumulated at our Ndabeni DC, allowing CMTs to maximise their production space. Fabric stock is procured by the group and housed at the Cloth Store prior to being delivered to the CMTs through our small in-house fleet.

In 2006 we indicated that we would begin a process of supply chain improvement. A formal steering committee was established, chaired by the group CEO designate. A number of projects were identified to address areas of improvement and these projects are currently being set up. We envisage long-term benefits being derived from these initiatives, notably improved stock turn. Further discussion can be found in the risk management section of the Corporate Governance report.

Our major DC risk is fire. Fire-fighting training, maintenance of fire-fighting equipment, atmospheric detection, and inter-rack sprinkler systems mitigate the risk of fire. We have generators at each DC to avoid power interruptions.

Security is an important element of our distribution and transport operation. The group's DCs are equipped with CCTV cameras and are guarded 24 hours a day. As part of our stringent security procedures, an access control system is in place. Our security procedures are extended to our transport partners who have comprehensive security through a combination of secured premises and satellite-tracked vehicles.

Business continuity plans are in place and are regularly tested and reviewed by the risk committee.


Shani Naidoo

Human Resources

Human Resources (HR) operates on two levels within the group. Firstly, there is the Group Human Resources division headed by the HR Director who sits on the operating board. This division is staffed by senior specialists whose role it is, in conjunction with the business and trading divisions, to set strategy and provide shared services such as recruitment, industrial relations, job evaluation, benefits administration, training and development and group succession planning and talent management.

Secondly, the trading and service divisions have well-established HR functions which are headed up by senior HR generalists who are members of their respective management teams. They devise and execute unique HR solutions in line with their division's requirements, but within the parameters of the group strategy and drawing on the shared services where necessary.

These HR functions have dual reporting lines, one line to the individual MD and another to the Group HR Director.

HR strategy

Pursuant to a change in the leadership of Group HR, a new 9-point long-term strategy was developed taking specific cognisance of the business imperatives, the socio-economic landscape, best HR practice and the solid foundation that HR was built on, with the aim being to sustain and strengthen HR's position as a strategic business driver that differentiates the group from its competitors.

At the core of the strategy lies a consistent performance management process that drives our approach to talent retention, development and attraction. The significant outcome of this is that new or revised job output models had to be developed for all positions in the group. This dovetailed particularly well with the job evaluation, e-recruitment, remuneration, talent management and leadership development projects.

In light of the need to provide more aggregate and real-time data to managers and employees, and the philosophy that employees should take responsibility for their personal information, the group has commenced the scoping process for a group-wide HR information system. It is hoped that a short list of vendors will be identified shortly.

Shared services

- Recruitment: All senior and junior management, specialists and trainees are recruited centrally. To improve this process the group purchased and installed an e-recruitment tool that will greatly enhance this process plus provide the group with an accurate database of potential candidates.

  This e-recruitment tool is currently in use in all our head office departments. Phase 2 of the rollout will cover store recruitment, which will significantly speed up the process and avoid more than one trading division considering the same applicant.

  A further service provided is the setting of the recruitment policy, training of line managers in correct competency-based recruitment techniques and being the custodians of psychometric testing.

- Industrial Relations (IR): The group has sound and clearly-formulated industrial relations policies, procedures and practices that empower line managers to deal with issues speedily and effectively. IR specialists are employed in both Johannesburg and Cape Town to provide advice and extensive training and to deal with more complex matters. In critical instances the group can and has called on the assistance of its attorneys and independent labour consultants.

  In addition, the group has regular interaction with its unions in South Africa and Namibia. In both cases wage agreements were negotiated, the South African agreement with SACCAWU being for one year and the Namibian agreement with the NWRWU being for a two-year period. This year's South African negotiations will commence in time for implementation on 1 September 2007.

The agreement in South Africa provided for an increase of 8,5% for the bargaining unit while the Namibian agreement provided for 8,7% in year one and 8,2% in year two.

Group management and development

The provision of a wide variety of generic and specific leadership, managerial skills and operational programmes ensures that employees have the opportunity to enhance their skills, whilst at the same time the group has a workforce that is current and can deal with all eventualities. There is a growing focus on aligning certain general programmes with the National Skills Standards, thus providing employees with a formal qualification.

The group is directing its efforts on store manager and graduate trainee training as one of the strategies to ensure an ongoing skills pipeline.

In excess of 14 800 staff participated in at least one training programme during the year. Further information on skills development appears in the Sustainability section of this report.

A discussion of both employment equity and corporate social investment initiatives appears in the Sustainability section of this report.

Remuneration and reward

To ensure that our staff are competitively rewarded, we constantly benchmark and review our practices against the market. In addition, the group recently introduced a new and more relevant job evaluation system and to date most of the key jobs have been re-evaluated. Further research into variable compensation practices and share schemes is currently in progress in order to further enhance and reinforce the principles of performance-based remuneration. The retention of key staff is a critical output of this area.

Talent planning

The group has a well-entrenched process addressing talent planning. The board meets twice annually to review each division's plans and to establish a centralised view of the group's resources. During the year the process was enhanced by standardising the performance review and talent mapping process, thus facilitating more accurate, meaningful and consistent comparisons across divisions.

The various divisions run a number of tailored programmes such as our well-established leadership academies to help identify and track talent at all levels.

HIV/AIDS

The group rolled out our Voluntary Counselling and Testing Programme during the year which is available to all employees in South Africa. The neighbouring territory programmes will be rolled out in due course.

Any employee testing positive will receive full support, including antiretrovirals as needed. Further information is available in the Sustainability Report.

Group Services

This division's mission is to provide value-adding services through streamlined, expert facilities management that ensures cost-effective operational efficiency and workplace well-being. The division comprises 70 staff members, static for a number of years.

Outsourced suppliers are used extensively, with a focus on utilising those with retail expertise. Benefits are extracted for the group by implementing strict service-level agreements across the board and utilising fewer suppliers well known to the group. Service-level agreements incorporate the uniqueness of the group and address our special needs and methodologies.

Group Services ensures that the group's space requirements are met to accommodate office employees and warehouse distribution requirements. In addition to providing appropriately equipped facilities, this division ensures the ongoing maintenance of all buildings, plant and equipment. In total, 19 properties are administered.

Group Services sees to the installation and maintenance of all security, fire detection and access control systems, as well as implementing and managing the occupational health and safety programme. From a governance perspective all security and fire evacuation systems are tested on a regular basis. All offices, with the exception of the non-critical Isando property, have backup power generators. Isando has extended UPS battery life.

Group Services sees to the procurement of standardised office automation equipment (printers, copiers, audiovisual), vehicles and capital equipment other than computers.

The fleet department operates within the mandated capital budget, monitors expenditure levels and leverages volume discounts through approved suppliers.

Mail room, reception, switchboard and store alarm monitoring are among the services provided. Outsourced contractors managed by Group Services include catering, physical guarding, gardening, architectural, mechanical, electronic and electrical, and travel services.





Group Property

With the ongoing growth in the number of new retail centres being developed, the group has been selective in its commitment to retail space. We believe that a number of developments currently proposed would not be of interest to the group and will not all necessarily come to fruition. According to the South African Shopping Centre Directory, well in excess of 1 million square metres of new retail space is being built or planned in 2008. All opportunities are assessed monthly with our trading divisions, incorporating format and size considerations where applicable. We do not necessarily enter new retail space with all our brands, but select the most appropriate brands for each new location.

During the year under review 96 new stores were opened across the group's 14 trading brands. Net of store closures, these stores added an extra 25 868 square metres to the trading area. Rationalisation of less profitable stores resulted in the closure of 36 stores, and at the year-end the group was trading out of 380 615 square metres, in excess of 70% in shopping malls. This represents an increase of 7,3% over the previous year.

The enlargement of 18 stores in key locations resulted in an increase in space of 4 660 square metres, alleviating the pressure of excessive trading density and enabling substantial turnover growths in these stores. A further 38 stores were relocated to better trading positions. These both continue to be areas of proactive management.

New centres that opened during the past year with group store representation were Diamond Pavilion, Vaal Mall, Jabulani, Balito, Northam, Knysna Mall, Hazyview, Mossel Bay and Trade Route Mall. The group has committed to opening new stores in the forthcoming year in the following new centres: Greenstone Mall, Irene, Maponya Mall and Loch Logan.

The successful opening of Jabulani Mall in Soweto has been encouraging and is the first time a major centre with a full complement of national retailers has been developed in Soweto. Similarly, Maponya Mall will open in the second quarter of 2007.

Whilst the vast majority of the stores are located within South Africa we also have a cross-border presence in Namibia, Botswana and Swaziland. Locations are strategically spread throughout the provinces in accordance with consumer demand and cover all markets from super-regional to community shopping centres, and from CBDs to deep rural environments.

Details of leases are shown in note 27.





The board of directors of Foschini Limited remains fully committed to business integrity, fairness, transparency and accountability in all its activities. In support of this commitment, the board subscribes to the highest standards of corporate governance in all aspects of the business and the ongoing development of best practices.

Foschini fully endorses the principles incorporated in the Code of Corporate Practices and Conduct, as outlined in the second King Report (King II), and the Listings Requirements of the JSE Limited.

Foschini has, in all material respects, complied with King II and continually strives to enhance compliance. The application of King II continues to serve as a valuable guide to the entrenchment of strong governance principles throughout the group. A Board Charter has been finalised and awaits ratification and adoption by the board.

The Main Board of Directors of Foschini Limited

Role and composition

Foschini has a unitary board structure, which, as at its 31 March 2007 year-end, comprised 10 directors. The eight non-executive directors are all independent according to the King II definition, with the two executive directors being the CEO and managing director and the financial director. Detailed information on the directors and their credentials appear on pages 10 and 11.

At 31 March 2007, the board and its committees were constituted as follows:

Main Board of Directors

Independent non-executive directors

E Osrin (Chairman)
D M Nurek
Prof F Abrahams
S E Abrahams
L F Bergman
W V Cuba
N H Goodwin
M Lewis

Executive directors

D M Polak (CEO and Managing Director)
R Stein (Financial Director)

Remuneration Committee

E Osrin (Chairman)
D M Nurek
[illegible] (Consultant)
Prof F Abrahams

Risk Committee

D M Nurek (Chairman)
D M Polak
[illegible] (Director, Operating Board)
E Osrin
R Stein

Audit Committee

S E Abrahams (Chairman)
D M Nurek
E Osrin
N H Goodwin

Nominations Committee

E Osrin (Chairman)
S E Abrahams
D M Nurek
D M Polak

Transformation Committee

E Osrin (Chairman)
D M Polak
[illegible]
Prof F Abrahams
R Stein

Corporate Governance Report

The non-executive directors come from diverse backgrounds in commerce and industry. Their collective experience enables them to provide sound, independent and objective judgement in decision-making that is in the best interests of the group. They are ultimately responsible for the performance of the group, its long-term sustainable growth, and enhancement of shareholder value. They review and ratify the group's strategy in addition to monitoring and measuring its performance and executive management against key performance indicators. They provide opinion and advice regarding the group's financial, audit, governance and risk management controls. They review the succession planning at senior levels, group transformation, as well as provide input to the remuneration process to ensure sustainable leadership.

The chairman and deputy chairman are both independent non-executive directors. The roles of the chairman, Eliot Osrin, and the CEO and managing director, Dennis Polak, are separate, with a clear division of responsibilities. Both provide leadership and guidance to the company's board, and encourage deliberation on all matters requiring the board's attention, and obtain optimum input from the other directors. All directors exercise unfettered discretion in the fulfilment of their duties, resulting in constructive debate at meetings that continue to yield well-considered decisions.

Newly-appointed directors hold office only until the next annual general meeting, at which time they retire and become eligible for re-election as directors. Each year, one-third of the existing board are subject to retirement by rotation and are eligible for re-election as directors by the shareholders. Non-executive directors have no fixed term of employment, and the performance of all directors is subject to annual peer review.

An annual evaluation of the board is undertaken by the chairman by means of a questionnaire sent to each board member. The results of the questionnaire are collated by the chairman, and feedback provided to the full board.

An induction programme is in place in the event of the appointment of new directors, with the objective of maximising their understanding of the group, enabling them to provide immediate input and make well-informed decisions.

Board meetings

The board typically meets quarterly in Cape Town, and further meetings are scheduled at short notice should circumstances dictate.

The board and its committees are timeously supplied with comprehensive information to enable them to effectively discharge their duties. All directors have unrestricted access to the company secretary and all company records, as well as to independent professional advice at the company's expense in appropriate circumstances.

Directors' shareholdings

The direct and indirect holdings, share options and transactions of the directors of Foschini Limited at 31 March 2007 are set out in note 12.4. Non-executive directors do not participate in the share incentive schemes.

Personal share dealings

The board complies with the requirements of the JSE Limited in relation to the restrictions required in the trading of Foschini Limited shares by directors and employees during the defined closed periods. Restrictions may also be placed on share dealings at other times during the year should the group be involved in corporate activity or sensitive negotiations. The company secretary advises all directors and employees prior to the commencement of the closed trading periods of the prohibitions contained in the Insider Trading Act relating to share dealings whilst in possession of price-sensitive information. Details of directors' share dealings are disclosed to the Listings Division of the JSE Limited and communicated through its electronic news service, SENS. These dealings are also disclosed at board meetings. There is a process in place, in terms of the requirements of the JSE Limited, for directors to obtain prior clearance before dealing in the company's shares. All transactions are conducted at the ruling market price on the JSE Limited.

Succession

In line with the responsibilities as formalised in their charter, the nominations committee announced changes to directorships as part of the group's succession planning to ensure sustained leadership.

Main board:

D M Polak will retire from the positions of group managing director and chief executive officer with effect from 31 December 2007. His experience and expertise will be retained with his transition into the role of non-executive director on 1 January 2008.

His existing role will be split into two functions:

- S N Bowley, who previously held the position of managing director – Foschini Stores, was appointed chief executive officer designate on 2 April 2007, upon which date he was also appointed a member of the main board of Foschini Limited. He will assume the role of chief executive officer on 1 January 2008.
- A D Murray, who previously held the position of retail director – Jewellery division, Markham, Exact!, Sports division and @home, was appointed group managing director designate on 2 April 2007, upon which date he was also appointed a member of the main board of Foschini Limited. He will assume the role of group managing director on 1 January 2008.

Operating board:

B J Curry and G S Naidoo were appointed to the operating board with effect from 1 October 2006.

A R Bisogno and M Mendelsohn were appointed to the operating board with effect from 1 March 2007.

Furthermore, D Sheard was appointed as company secretary with effect from 15 February 2007 to replace R Stein, who continues his role as financial director.

Directors' interests

The directors had no interest in contracts as contemplated in section 234 of the Companies Act.

Board attendance

The attendance of the directors at board meetings and board committee meetings for the year was as follows:

	Board	Audit Committee	Remuneration Committee	Risk Committee	Nominations Committee	Transformation Committee
Number of meetings	5	2	3	4	2	2
Directors' attendance						
E Osrin	5	2	3	4	2	2
D M Nurek	5	2	3	4	2	n/a
F Abrahams	5	n/a	3	n/a	n/a	2
S E Abrahams	4	2	n/a	n/a	2	n/a
L F Bergman	5	n/a	n/a	n/a	n/a	n/a
W V Cuba	4	n/a	n/a	n/a	n/a	n/a
N H Goodwin	5	2	n/a	n/a	n/a	n/a
M Lewis	2	n/a	n/a	n/a	n/a	n/a
D M Polak	5	2*	3*	3	2	2
R Stein	5	2*	n/a	4	n/a	2

* by invitation

Main Board Committees

The main board of directors has delegated specific responsibilities to board committees, each with their own terms of reference that define their powers and duties. The board committees meet independently and report back to the board through their chairpersons. The composition of these committees is reflected earlier in this report.

Audit committee

The committee is governed by a formal audit committee charter that complies with the requirements of King II. This charter guides the committee in terms of its objectives, authority and responsibilities.

The role of the audit committee is, *inter alia*:

- to review the effectiveness of the group's systems of internal control, including internal financial control and business risk management, and to ensure that effective internal control systems are maintained;
- to ensure that written representations on internal control are submitted to the board annually by all divisional managing directors and general managers; these representations follow consultations with relevant line management and provide assurance on the adequacy and effectiveness of the group's systems of internal control;
- to monitor and supervise the effective functioning and performance of the internal auditors;

- to ensure that the scope of the internal audit function has no limitations imposed by management and that there is no impairment of their independence;
- to evaluate the independence, effectiveness and performance of the external auditors' and obtain assurance from the auditors that adequate accounting records are being maintained;
- to ensure that the respective roles and functions of external audit and internal audit are sufficiently clarified and co-ordinated; and
- to review financial statements for proper and complete disclosure of timely, reliable and consistent information and to confirm that the accounting policies used are appropriate.

The committee consists of four independent non-executive directors and meets at least twice annually. Executive directors, members of executive management, internal audit and the external audit partners and staff attend meetings at the invitation of the committee. Independent of management, members of this committee meet separately with the external auditors.

Remuneration committee

This committee is governed by a formal charter to ensure that there is a transparent procedure for developing policies on executive remuneration and determining remuneration packages of individual directors and senior executives, within agreed terms of reference and within the framework of good corporate governance.

Its key mandate is the compilation of emolument proposals in accordance with the group's remuneration strategy which are then considered by the board. These are designed and tailored to:

- continue to attract, retain and motivate executives of the highest calibre;
- enable the group to remain an employer of choice; and
- ensure a blend of skills that consistently achieves predetermined business objectives and targets.

Its powers regarding non-executive remuneration are limited to making recommendations to the full board.

This committee has access to independent surveys and consultants for best-practice advice and information concerning current and job-specific remuneration levels.

Its responsibilities include the making of recommendations to the board on remuneration structures, performance bonuses, conditions of appointment of the CEO and managing director, the CEO and managing director's remuneration, executive and non-executive directors' remuneration and fees, service contracts, restraints, senior executive management remuneration, the employee share incentive schemes and general salary guidelines across the group.

The committee, which met three times during the course of the year, comprises three independent non-executive directors and an external consultant. The managing director and the operating board group human resources director attended by invitation, but recused themselves upon deliberation of their own remuneration.

Risk committee

The board is responsible for risk management, while divisional and operational management are accountable to the board for this process.

The group has adopted an ongoing, systematic and documented risk management process that ensures that all material risks are identified, evaluated, effectively managed and where practical, quantified. This process is undertaken within each division as well as by the operating board. This has served to ingrain a sustainable risk awareness and culture at all levels. The assessments are aligned to the business objectives within each division as well as those of the group as a whole. All significant projects undertaken by the group are subject to formal risk assessments. Ongoing business sustainability is addressed as part of this process.

The risk committee is responsible for ensuring that:

- appropriate risk and control policies are in place and are communicated throughout the group;
- the process of risk management and the system of internal control are regularly reviewed for effectiveness;
- there is an ongoing process of identifying, evaluating and managing the significant risks faced by the group, and that this was in place throughout the year under review;
- a formal risk assessment is undertaken annually;
- there is an adequate and effective system of internal control in place to manage the more significant risks faced by the group to an acceptable level;
- there is a documented and tested process in place that will allow the group to continue its critical business processes in the event of a disaster, *inter alia*, the destruction of a distribution centre, head office, or computer facility, impacting its activities;
- a risk register is maintained and kept up to date; and
- appropriate insurance cover is placed for the group, and that all uninsured risks are reviewed and managed.

The risk committee comprises two independent non-executive directors, two executive directors, a director of the operating board, and by invitation, the heads of the internal audit and risk management departments. Meetings are held four times a year.

Nominations committee

This committee is governed by a formal charter to ensure that there is a process in place to fairly and thoroughly identify and assess new executive and non-executive directors. Their responsibilities include:

- reviewing the board structure, size and composition;
- succession planning;
- reviewing the balance between non-executive and executive directors;
- ensuring that the directors have the required blend of experience, skills and knowledge to guarantee the continued success of the group; and
- compliance with the principles of good governance and the code of best practice.

This committee met twice during the year under review, and comprises three non-executive directors and one executive director.



Transformation committee

This committee was formalised during the course of the previous financial year. Its scope of authority has been clearly defined in a formal charter, as have its objectives and responsibilities.

The committee has established a broad-based BEE strategy aligned to the Broad-based Black Economic Empowerment Act of 2003 and the Codes of Good Practice, including a BBBEE-level contributor target with time-lines. Clear guidelines have been defined for each of the seven elements of BBBEE, being equity ownership, management control, employment equity, skills development, preferential procurement, enterprise development and socio-economic development. The committee's ongoing responsibilities are to monitor and review all aspects of the group's BBBEE strategies and to ensure the achievement of its stated targets.

In order to attain these targets, subcommittees for each of these seven elements have been established, which report directly to the transformation committee. The subcommittees meet at least quarterly.

The transformation committee, comprising two non-executive directors, two executive directors and the operating board group human resources director meets twice annually.

The Operating Board of Directors of the Group

The operating board is responsible for the group's strategy formulation, as well as the day-to-day management of all aspects of the trading and service divisions.

Currently the operating board is responsible for all operational matters in relation to the group's fashion retailing and financial services businesses and support functions, including but not limited to:

- merchandise sourcing, buying, planning, warehousing and distribution;
- store location, leasing, operations, design and architecture;
- human resource recruitment, training, development and remuneration;
- information systems acquisition, development and maintenance;
- credit management and customer relationship marketing and systems;
- financial management and administration;
- strategic plan formulation, development, execution and refinement;
- budget development, review and achievement in relation to sales, operating expenses and capital expenditure;
- risk identification, assessment, mitigation and management;
- business philosophy and value system development and refinement;
- internal control development, monitoring and audit;
- employment equity plan development, review and implementation;
- development and monitoring of operational policies and procedures;
- transformation strategy development, implementation and monitoring;
- approving investment, disinvestment, refinancing and restructuring transactions in accordance with parameters set by the main board; and
- adopting and implementing corporate governance practices, which are appropriate for the group, and meeting the standards set out in King II.

This board typically meets monthly and further meetings are scheduled at short notice should circumstances dictate.

Operating board of directors of the group

D M Polak (Chief Executive Officer and Managing Director)

R Stein (Financial Director)

S N Bowley (Chief Executive Officer Designate)

A D Murray (Group Managing Director Designate)

H B Godfrey (Managing Director – @home)

P S Meiring (Managing Director – Foschini Group Financial Services)

B J Curry (Managing Director – Foschinidata)

G S Naidoo (Managing Director – Group Human Resources)

A R Bisogno (Managing Director – Foschini division)

M Mendelsohn (Managing Director – Sports division)

Detailed information of the operating board and their credentials appear on pages 12 and 13.



Risk Management

Risk review

The primary identified risks to the group are listed below.

These major risks and their consequent opportunities, considering both impact and their management, are:

Customer base and credit management

Being a predominantly credit-based retailer, retaining our existing customers and attracting new customers are core to our sustainable growth. In addition, there are various factors that can lead to customers being unable to meet their obligations to the group.

We manage this risk by:

- ensuring that we provide exceptional customer service;
- the provision of keenly priced and exciting product ranges across all divisions to our wide-ranging market segments;
- continual staff training at all levels;
- the use of "mystery shoppers" to gauge levels of customer service;
- a state-of-the-art multi-media customer services callcentre to assist in the rapid resolution of customer enquiries;
- utilisation of an efficient point-of-sale system that enhances store efficiency and customer service;
- equipping our stores to be attractive, enticing and congenial;
- ensuring compliance with the National Credit Act regarding all policies, processes and systems;
- keeping updated on all developments regarding the Consumer Protection Bill;
- proactively engaging with the relevant regulatory and legislative authorities;
- utilising state-of-the-art systems and credit management disciplines to monitor and limit the impact of this risk; and
- offering customers an optional account protection plan.

Further discussion and quantification of credit risk can be found in the Foschini Group Financial Services section of "Review of Operations" section of this report and notes 6, 7 and 19.2.

Information technology (IT)

The ever-increasing reliance upon computer systems necessitates a stable, secure and uninterrupted computer infrastructure.

We manage this risk by:

- constant senior management review and updating of the IT strategic plan;
- maintaining a comprehensive, regularly-tested disaster recovery plan that should provide seamless computing capacity in the unlikely event of a disaster. Secure computer suites have been established in separate locations with adequate capacity to provide backup access to critical systems;
- strict change control procedures for all system enhancements;
- promoting the use of risk assessments for all significant projects;
- ensuring that access controls are implemented and enforced;
- an ongoing policy of consolidation and standardisation of applications and infrastructure technology;
- an ongoing upgrade and technology "refresh" programme to ensure that our applications and infrastructure are current and supported;
- instilling employee awareness of the need for responsible use of computer facilities (all employees are required to abide by a formal computer code of conduct);
- ongoing emphasis on enhancing IT security from all potential threats, both internal and external (this will continue to receive attention at all levels); and
- adopting strong IT governance policies as well as best-practice IT service-delivery models.

Supply chain

A key risk to the group is the inability to provide our customers with the desired merchandise at the right price and time, via an efficient and effective supply chain management process.

We manage this risk by:

- considering all possible occurring events and factors that can cause a disruption in a supply chain;
- examining possible scenarios from past experience and analysis of changing market forces;
- creating solutions culminating in improved stock turn and customer satisfaction; and

- implementing changes in the supply chain methodically within appropriate and achievable time frames.

A steering committee of 12 senior executives, chaired by the CEO designate, has been formalised to structure an agile and effective supply chain management process, with specific focus on optimising lead times, supplier conformance, replenishment and pipelines.

Crime

Crime, particularly armed and violent crime, has attained unprecedented and unacceptable levels, impacting on losses and in particular, trauma to our staff. In line with calls from government, it is now necessary that we partner with them in combating this scourge and ensuring arrests and convictions.

We manage this risk by:

- continually reviewing security at stores;
- providing staff training on how to deal with armed robberies;
- maintaining a strong focus on syndicated identity fraud via a dedicated forensics department;
- maintaining regular communication with other retailers and anti-crime fora to ensure that we minimise the impact of crime in all of its forms; and
- utilising an anonymous toll-free whistle-blowing facility for the reporting of criminal acts. Details of the impact of the whistle-blowing facility are contained later in this report.

Fluctuations in interest and exchange rates

Fluctuations in the interest and exchange rates impact upon margin stability and profitability. During the year under review, the prime overdraft rate increased by 19%, and the Rand depreciated by 17% against the US Dollar.

We manage this risk by:

- maintaining a strictly controlled and skilled treasury function, guided by formalised, documented policies and procedures;
- constantly reviewing our borrowings mix between fixed and floating rate instruments, and long- and short-term financing, as the direction of interest rates change;
- carefully monitoring the group debt-equity ratio;
- constantly monitoring the potential benefit of any other interest rate products, such as interest rate swaps and forward rate agreements; and
- taking forward cover on 100% of our merchandise imports.

Shortage of skills and expertise

Without insightful, specialised and talented staff at all levels, our continued success and growth through innovation would be impacted.

We manage this risk by:

- maintaining an effective nominations committee for succession planning and appointment of senior executives and board appointments;
- ensuring that processes are in place to attract, retain and develop high-quality staff within an environment that can satisfy ambition; and
- having access to a pool of skills in all key areas via our divisionalised structure, which lends itself to seamless resource transference.

Power outages

The risk of power outages can significantly disrupt our store trading ability.

We manage this risk by:

- having stand-by generators at all head office and distribution facilities, with sufficient capacity to continue all critical functions;
- having the ability to trade off-line at stores provided that there is sufficient lighting; and
- negotiating shared-cost backup power facilities in shopping malls.

Further details can be found in the group services section in the divisional reports.

The impact of HIV/AIDS upon our staff and customer base

Whilst the effect of HIV/AIDS upon our staff and customer base still indicates a limited impact upon the group to date, we are well aware of the need to better understand the future risks and consequences.

We manage this risk by:

- reviewing and taking cognisance of results of the external survey conducted by the Health Monitor Group during 2005;
- encouraging all employees to ascertain their HIV status;
- offering all employees in South Africa two free confidential HIV tests per annum at a network of external pharmacies;
- providing a free, comprehensive disease management service, including antiretrovirals where indicated, to all permanent staff members;
- offering optional account balance protection to customers, who have made extensive use of the facility. This has in large part contained the impact on bad debts. In addition, current experience indicates that accounts are continued by extended families.

Business continuity

The loss of a major head office facility or distribution centre could impact upon critical business functions.

We manage this risk by:

- maintaining separate head office buildings and distribution facilities, providing alternate backup facilities for critical functions;
- splitting the computing capacity over four server rooms in separate locations;
- maintaining current business continuity plans for all trading and service divisions;
- maintaining comprehensive physical protection measures; and
- maintaining appropriate insurance cover.

Internal control

The board of directors is responsible for the group's systems of internal control. Effective internal control systems have been implemented and are continuously evaluated:

- to provide reasonable assurance as to the integrity and reliability of the financial statements;
- to safeguard, verify and maintain accountability of its assets;
- to detect and minimise fraud, potential liability, loss and material misstatement; and
- to review compliance with applicable legislation and regulations.

The internal control systems are governed by a comprehensive internal control standards manual that is available to all staff via our intranet. Compliance with these laid-down standards rests within each division and is monitored via internal and external audit checks.

The board is not aware of any material breakdown in the functioning of these controls during the period under review.

Internal audit

The internal audit department is an independent appraisal and assurance function. Although it is responsible to the group financial director for administrative matters, the internal audit department reports to the audit committee of the board of directors. This structure does not impair the function's independence or objectivity. An internal audit charter, approved by the audit committee and conforming to the International Standards for the Professional Practice of Internal Auditing, determines the mission and scope of the function.

Further information on the internal audit function is separately contained in the divisional reports section of this annual report.

Code of ethics

The group has adopted a code aimed at creating a culture of the highest standards of ethics and uncompromising honesty among all employees. The code is founded on the principles of integrity, good faith, impartiality, openness and accountability. The code of ethics forms an integral part of the induction programme and all new employees agree to subscribe to the code. It is available to all staff on our intranet.

Whistle-blowing

An outsourced, anonymous whistle-blowing facility has been in place since February 1998 for the reporting of suspected fraud and unethical behaviour. Use is made of an outsourced, anonymous, toll-free hotline. All reports are submitted to the centralised risk management department, which ensures that all incidents are logged and resolved. The minimum reward, increased from R2 000 to R5 000 during the year, is payable for all instances where follow-up confirms evidence of fraud or unethical behaviour. There is a strong focus on staff awareness of this facility via regular distribution of laminated posters and wallet-sized cards.

An additional reward of R10 000 is paid twice annually to a randomly-selected staff member who has already been awarded the R5 000 reward in each six-month period.

During the year under review, 55 reports were received, resulting in 14 dismissals.



Legal Compliance

With the proliferation of increasingly complex and compliance-orientated legislation, the board views this function as essential to ensure compliance within the group. The purpose of this function is to provide the board with assurance that the group remains compliant with applicable legislation. The compliance function is currently split into two distinct areas – one focus area is compliance with laws that affect credit granting and the other on general compliance within the group.

The impact of the National Credit Act (NCA) is significant, and a group business review forum meets weekly to address all NCA issues within the group.

Similarly, there is a group forum monitoring the progress of the Consumer Protection Bill. This forum will ensure that the provisions relevant to the group will be implemented upon the finalisation and promulgation of the Bill.

The developments regarding the Companies Bill and the Protection of Personal Information (concept) Bill are also being closely monitored to ensure that the group is able to comply with this legislation once promulgated in final form.

The group compliance officer reports to the audit committee.

The responsibilities of the compliance function include *inter alia*:

- identifying and advising the group on existing and new legislation that is applicable to the group's business;
- facilitating compliance with relevant legislation and assigning responsibility for areas of compliance;
- facilitating compliance with internal policies, rules, guidelines and procedures;
- maintaining a register of internal policies, rules, guidelines and procedures; and
- monitoring of compliance.

Internal audit and the group compliance officer work closely together. Where significant compliance issues are identified, these are considered for independent review by outsourced experts.

Remuneration

The group's policy is to align the remuneration structure of the executive directors and staff with the interests of shareholders, and consequently a portion of their package is performance related. Share options and incentives are granted based upon both the performance of the individual as well as the performance of the group as a whole, based on specific business objectives and bottom-line absolute profits, the principle being that bonuses are self-funded out of profits in excess of targets.

In addition, it provides competitive market-related and benchmarked base salaries.

The executive directors have standard employment contracts with the group, which do not exceed two years.

Remuneration for executive staff comprises:

Base salary

- Base salaries are determined after a thorough market benchmarking exercise within the retail and related sectors.

  These are set at competitive market rates, are subject to annual review and linked to performance. All divisions have established performance management systems in order that individual contribution can be measured and rewarded accordingly. External remuneration consultants assist with market surveys and benchmarks and internal parity is monitored by the human resources division.

Short-term incentives

- The trading divisions participate in an annual bonus scheme. Targets are set for each division at levels exceeding predetermined budgets, in order that the schemes are effectively self-funding. The level of the bonus is dependent upon the performance of the individual, the trading division and the group as a whole. Service division bonuses are related to the overall group performance. The levels of bonuses are capped.

Long-term incentives

- Share options provide a performance incentive that aligns remuneration with the interests of shareholders, and are therefore offered to senior staff at various intervals for delivery over a six-year period. These are allocated based upon individual contribution to the success of the group.

Other benefits

- The remuneration committee reviews additional benefits annually against market benchmarks for proposal to the board. These include pension and medical aid fund contributions, car allowances and other health and security services.

Service contracts

- Certain key executives have formal service contracts to ensure stability and continuity in management teams. These contracts include restraint of trade agreements.

  Remuneration of non-executive directors and the chairman are reviewed annually by the remuneration committee for proposal to the board. Non-executive directors are paid a basic fee with additional fees payable for their level of responsibility and committee membership. They do not participate in any of the group incentive plans or share schemes. They are paid for their expenditure in attending meetings in Cape Town.

  External consultants assist in providing market information relating to non-executive remuneration.

  Payments made to directors for services during the year are set out in note 30.

Stakeholder Relations

Foschini acknowledges the importance of proactive engagement with all of its stakeholders and in particular we strive to foster sound relationships between the company and the investment community as a whole. Regular meetings are held with institutional shareholders and investment analysts in order to provide them with timeous and relevant information regarding financial performance and prospects. Executive directors and senior management are accessible to investors and regular meetings are held with local and international shareholders, both current and prospective. Price sensitive information is distributed via the JSE Limited's SENS and made available simultaneously via the Foschini group website.

A wide array of information is available to our staff via our intranet including our code of ethics, mission and values, HIV AIDS policy, medical aid information, internal recruitment opportunities, environmental policy and initiatives, reporting of fraud and theft, sexual harassment policy and staff announcements.

Ongoing communication with our suppliers is vital to our sustained access to merchandise and services delivery. In addition we need to convey to them our required standards regarding ethical conduct and legal compliance. Of increasing importance is our requirement to ascertain their BBBEE level contributor status in order to ensure that our BBBEE supplier database is current.

Our primary means of communication with our identified stakeholders is noted in the table below.

Stakeholder	Our most frequent means of communication
Institutional shareholders and investment analysts	Regular local and international investor relations meetings with executive directors and senior management
Shareholders	Via our annual report, SENS announcements, profit announcements, annual general meetings, general meetings, advertising, group website and e mail
Customers	Via our store and head office staff, customer care callcentre, website, e mail, SMS, monthly statements, advertising, sponsorships, store promotions and competitions
Suppliers	Via our store and head office staff, regular site visits, audits and meetings, video conferencing, requests for general and compliance information and supplier fora
Community	Via community social investment initiatives (by the group and by staff), meetings with social investment representatives, sponsorships, advertising, website and media releases
Employees	Via regular staff dialogue and communication sessions, staff breakaways, team building exercises, notice boards, newsletters, union meetings, training, intranet, e mail, store visits by senior managers, staff meetings and a quarterly internal magazine
Government and regulatory authorities	Via ad hoc formal meetings and written and verbal submissions regarding relevant draft legislation

Donations to Political Parties

No donations are made to political parties.

Since the release of the King II Report on Corporate Governance in 2002, the reporting of economic, social and environmental issues continues to mature. We recognise that our shareholders and other stakeholders require information, other than the traditional financial report, that is concise, pertinent and meaningful in order to measure the group's sustainability into the future.

Our view of sustainability remains the need to ensure long-term, balanced profitability through innovation and inventiveness, without compromising short-term competitiveness. The needs of all of our stakeholders and our responsibilities to the environment and future generations are considered in our business processes, as we recognise that these will be the source of our ongoing success.

Our primary stakeholders, being our shareholders, employees, suppliers, customers, government, local communities and society at large, are all mutually dependent partners in the sustainability process.

We are committed to ensuring value for all stakeholders and maintaining the highest moral and ethical standards.

Corporate Social Investment (CSI)

As a long-established public company, Foschini recognises its responsibility as a corporate citizen towards making a contribution to the real needs of our stakeholders and the communities within which we operate.

We also recognise the importance of contributing to a sustainable economy through growing our business and championing investment initiatives around nation building.

To this end the group, through its corporate social investment programme, has focused on the upliftment of communities within South Africa through the focus areas of arts, culture, environment, bursaries, the disabled, education, health, HIV/AIDS, job creation, poverty alleviation and welfare and public services.

Social investment spending is derived in part from income from the Foschini Foundation, the capital base of which has grown to a market value of R84 million in 2007 from R60 million in 2006. Donations from the foundation are supplemented by direct contributions from the group. The total cash spend from both the foundation and the group amounted to R4,3 million for the financial year under review. Donations of returned merchandise at retail value for the benefit of poverty alleviation and welfare and public service organisations totalled R26,8 million for the same period.

Further donations of cash, sundry equipment, merchandise and services donated by the trading and service divisions totalled R0,5 million. Staff and business partners of the group, of their own volition, contributed R0,3 million from their personal resources to selected charities.

Sustainability Report

It is well recognised that women and children are the most marginalised and vulnerable members of our society. Women make up the majority of our employees as well as our customers. It is for these reasons that the beneficiaries of our CSI contributions will, where possible, be women and children. These contributions have been directed into the following focus areas:

- Arts, culture and environment
- Bursaries
- The disabled
- Education
- Health
- HIV/AIDS
- Job creation
- Poverty alleviation
- Welfare and public services

The allocation of the combined cash spend from the group's CSI funds and the Foschini Foundation for the year under review is indicated below.

Combined Group CSI & Foundation Spending


Arts, Culture, Environment (4%)
Bursaries (17%)
Disabled (4%)
Education (37%)
Health (2%)
HIV/AIDS (12%)
Job Creation (4%)
Operational Costs (1%)
Poverty Alleviation (2%)
Welfare (17%)

Going forward, our focus areas will be reduced and criteria adapted in order to maximise the impact of these contributions.

Consequently, non-governmental organisations (NGOs) and not-for-profit organisations (NPOs) that currently receive funds from us will have to reapply during the coming financial year in accordance with the new focus areas and criteria.

Having a national presence in South Africa means that we will continue to focus on finding suitably registered NGOs and NPOs that themselves operate on a national basis. Child Welfare South Africa is an example of such a nationally-based organisation that we support.

Arts, culture and environment

Foschini believes in the need to preserve our diverse cultural and natural heritage and supports organisations that are aligned to this aim. Examples of organisations who received funding during the current year under review include Cape Town City Ballet, Friends of the National Gallery, The Market Theatre, Fairest Cape Association, National Sea Rescue Institute and the World Wide Fund.

Bursaries

The South African Institute of Race Relations independently administers bursaries for the benefit of the children of Foschini employees. Further details are provided in the section of this report headed "Employees and Employee Benefits".

Disabled

Consideration is given to organisations representing people with disabilities. During the year under review, these included the National Institute for the Blind, Institute for the Deaf, SA Guide Dogs for the Blind, Bel Porto and Headway.

Education

We believe that one of the keys to unlocking the potential of our country lies in the provision of and access to quality education for all citizens and consequently the largest portion of the CSI budget is spent on education. Amongst the organisations that benefited from contributions are:

- Rural Education Project through UCT's Schools Development Unit
- Early Learning Resources Unit
- Grassroots
- Woz'obona

We also continue to donate class-leading jungle gyms to educare centres in impoverished urban and rural communities in the Western Cape. To date we have donated 18 jungle gyms and plan to roll out more this year.

We continued our funding of the EQUIP programme which is run by the National Business Initiative. During the financial year under review, we supported a cluster of five primary and two high schools in the Western Cape and one school in Gauteng.

Many of the institutions of higher learning provide educational programmes in nearby disadvantaged communities. Amongst those that we support are:

- Durban Institute of Technology – drop-in educare centre for children of street vendors
- Nelson Mandela Metropolitan University – family maths programme
- Rhodes University – maths education in rural schools in the Eastern Cape
- Tswane University of Technology – Polokwane Distance Campus: maths and science train-the-trainer project
- University of Cape Town – literacy teaching and learning framework to assist and strengthen literacy in the Mbekweni schools
- University of KZN – volunteer mentoring programme (psychology)
- University of Limpopo – mobile science laboratory
- University of Pretoria – Boipelo community-building project
- University of Stellenbosch – farm schools project

Programmes that give support to disadvantaged students also receive funding. Examples are:

- UNISA – study and examination skills workshops and purchasing prescribed books
- Cape Peninsula University of Technology – support for students with visual disability and impairment

Some of the other organisations working within the education sphere supported by us are:

- The READ Education Trust
- SMILE
- SHAWCO

Health

According to the South African Social Investment Exchange (SASIX):

"South Africans' access to primary health-care services has improved in the new democracy but we still face serious health-care challenges that unacceptably burden the country. The public health-care system cannot currently meet these challenges alone and multi-sectoral partnerships between government, non-profit organisations, businesses and individuals are essential if we are to achieve and then sustain equitable, quality primary health care for all."

We accordingly direct funding into this area.

Organisations that we currently support include:

- SA Red Cross Children's Hospital
- SANCA
- CANSA

HIV/AIDS

Foschini recognises the contribution required from business to support the national effort in the fight against HIV/AIDS. To this end, our support is directed to organisations that provide as holistic a service as possible. These include:

- ATTIC
- Cotlands
- Etafeni
- Lifeline
- Ma Africa Tikkun
- Planned Parenthood Association
- SANTA
- Sothemba
- St Luke's Hospice
- The South African Red Cross Society
- Wolonani

Through their activities and combined skills, these organisations educate the community about HIV/AIDS, train volunteers to counsel people infected and affected by HIV/AIDS, provide home-based care and support orphan-headed households.

Job creation

Apart from a quality school education, providing the previously disadvantaged with skills to enter the world of work or to start their own businesses is critical to the economic development of the country.

Some of the organisations that received financial support in this regard are:

- The Big Issue
- CAFDA
- Learn to Earn
- Siyazisiza Trust
- Zenzele

Poverty still affects a large majority of the citizens of South Africa and thus we provide funding to welfare organisations such as:

- Peninsula School Feeding
- Meals on Wheels
- The Community Chest
- Operation Hunger

Welfare and public services

The provision of welfare and public services is under pressure and we accordingly support organisations that complement this vital area.

These include:

- Childline National
- NICRO
- St Johns Ambulance Service

Returned merchandise comprising clothing, shoes and other group goods is distributed on a monthly basis to national welfare organisations. In total 2 357 boxes of returned merchandise at a selling price of R26,8 million were donated.

In order to cultivate a culture of philanthropy and community involvement amongst the employees and divisions themselves, our Community Builder programme was started in 2004. Individual grants are made available to employees who give of their own time to community service. Trading and service divisions within the group are encouraged to adopt and raise funds for their own community projects and they too may apply for an annual grant from the group CSI funds. To date the following have received assistance in the form of money and goods from Foschini staff:

- **Foschini marketing**
  Sakhumzi
- **FG financial services**
  Mama Lumka
- **Group finance and administration**
  Colleen's Place of Hope
- **Group services**
  The Alta du Toit Centre
- **Exact!**
  Attie Van Wyk and Monkeybiz
- **Sports division**
  Sozo Project, run by The Laureus Sporting Organisation

In addition to the above, the group once again proudly supported the White Ribbon Campaign's 16 days of activism where society at large are encouraged to "Act Against Abuse". The campaign focused on increasing the awareness of the negative impact of violence against women and children. A prime motivator for the support of this cause is the fact that the majority of our employees are female, many of whom are mothers. This initiative also allowed for involvement of employees across the group. Trading and service divisions together with key suppliers raised R500 000 for Child Welfare South Africa.

Employment Equity

The group has achieved full compliance with all aspects of the Employment Equity Act.

Planning and audit

In compiling our original employment equity plan that ended in October 2005, Foschini first commissioned an employment equity audit by a South African labour law consultancy. This involved a comprehensive audit of business practices across all trading and service divisions through a process of employee and management questionnaires and interviews.

Our two largest office centres – in Cape Town and Johannesburg – have had full disability audits conducted by a specialist consultant to ensure that these facilities are suitable for and accessible to physically-disabled employees.

In addition, all staff at our head offices and stores were consulted in drawing up the original employment equity plan which detailed both qualitative and quantitative goals and the measures to ensure their attainment.

During 2006 we revised our employment equity plan that will be effective for the forthcoming three year period. The substance of this plan was formulated from a survey conducted on the group's behalf by a South African labour law consultancy. This survey gathered confidential feedback from all employees to gauge employee perceptions of fairness across all employment practices, ranging from pay and promotional opportunities to the attitude of line management.

Consultative fora

Whilst the monitoring of numerical goals has been an important part of our assessment of progress, regular feedback from employees is invaluable in gaining a complete understanding of the qualitative successes and challenges that we face. To this end a group consultative forum has been established which meets regularly to ensure that progress towards all objectives is made.

Namibian legislation requires that all employees and the representative union are consulted and the group has instituted an efficient and effective set of consultative structures to ensure compliance.

In house talent

A great deal of focus has been placed on the identification and development of in-house talent. Our trading divisions have run various national change initiatives to achieve this, such as the Foschini Retail Academy. Part of the benefit of these programmes has been the identification of skills, talents and potential in previously disadvantaged groups across all divisions. In our service divisions, similar programmes, such as the Foschinidata Accelerated Development Programme, have achieved similar goals.

Coupled to this, we recognise that it is vital for all employees to have equal access to promotional opportunities. The challenges that a large and geographically diverse distribution of stores and offices present have been taken into account by ensuring that the advertising of vacancies is accessible to all staff.

Workforce profile

Previously disadvantaged employees as per our October 2006 Employment Equity Submission comprised [illegible]% of our workforce, compared to [illegible]% in October 2005 and 76.4% in the year prior.

As noted above, the group has finalised its new employment equity plan for the three year period ending October 2009.

The composition of Namibian employees is 92.8% representative of previously disadvantaged groups in that country.

Evidence of our overall progress towards addressing imbalances in the racial composition of the group over the past seven years is depicted below.

Workforce Profile Changes



Percentage
45
40
35
30
25
20
15
10
5
0
African
Coloured
Indian
White
April 2000
October 2001
October 2002
October 2003
October 2004
October 2005
October 2006

In addition, the overall achievement of targets set for October 2009, compared to the actual employee status in October 2006, is reflected in the graph overleaf. This depicts that our planned increase in previously disadvantaged employees will pose a challenge over the next three years. Further efforts are required at senior and middle management levels to address imbalances that still exist.


Actual Employee Status vs October 2009 Target
Percentage
60
50
40
30
20
10
0
African
Coloured
Indian
White
Actual October 2006
Target October 2009

A breakdown indicating the change in representation of previously disadvantaged groups amongst permanent employees is depicted below.



	October 2006 %	October 2005 %	October 2004 %	October 2003 %
Senior management	6.3	4.6	5.9	4.6
Specialists and middle management	29.8	30.0	27.7	24.9
Skilled technical and junior management	63.0	59.3	56.5	53.5
Semi- and unskilled employees	88.6	86.6	84.3	82.4

A breakdown indicating the change in representation of women amongst permanent employees is depicted below.

	October 2006 %	October 2005 %	October 2004 %	October 2003 %
Senior management	38.4	39.9	31.1	28.4
Specialists and middle management	63.7	63.4	[illegible]	[illegible]
Skilled technical and junior management	79.3	80.1	80.3	82.2
Semi- and unskilled employees	79.4	79.1	79.1	80.4

Recruitment

Recruitment is one key focus area in ensuring that representivity is achieved. Psychometric tests used in the recruitment process have been selected to be valid and fair in the South African environment. In addition, the group also makes use of a psychometric test that specifically assesses potential as opposed to current competency and skills.

The change in the percentage of employees recruited from previously disadvantaged groups is as follows:

October 2003: 75%
October 2004: 80%
October 2005: 81%
October 2006: 83%

A breakdown of recruitment by race as indicated in our most recent employment equity progress report is depicted alongside.


Recruitment
17%
7%
39%
37%
African
Coloured
Indian
White

Employee statistics:	**2007**	2006	2005
Permanent full-time employees	**8 781**	8 155	7 469
Permanent part-time employees	**113**	323	257
Flexitime employees	**2 776**	2 337	2 658
Contract employees	**724**	327	329
Casual employees	**2 801**	2 989	2 867

The gender composition of the group, already heavily weighted towards female employees, remained relatively static, with women making up 77,6% of the group's employees, compared to 78,0% last year and 78,7% in the year before.

Number of staff trained	
Total number trained	14 835
Total number of women trained	11 621
Percentage of women trained	78,3%
Total number of black staff trained	12 209
Percentage of black staff trained	82,3%

Age Distribution



Percentage
60
50
40
30
20
10
0
2006
2007
Age Categories
<25
25 - 30
31 - 35
36 - 40
41 - 45
46 - 50
51 - 55
56 - 60
61 - 65
>65

Retirement funding

All permanent staff of wholly owned subsidiaries are required to join the Foschini Group Retirement Fund, which is a defined contribution fund registered in terms of the Pension Funds Act No. 24 of 1956. The fund is administered by Foschini in accordance with an agreement approved by the Financial Services Board.

The fund is managed by a board of trustees that meets quarterly. They receive no remuneration for their services. The assets of the fund are under the control of the trustees, who are advised by external consultants.

Subcommittees for strategy and investments meet quarterly and the benefits subcommittee meets monthly.

A second portfolio option has been introduced for staff attaining the age of 55, which has a lower exposure to the volatility of the equity markets. These staff may elect to remain on the main portfolio.

Total market value of the assets of the fund at 31 March 2007 amounted to R2.6 billion, an increase of 21% over the previous year.

Pensioners were awarded an increase of 1.0% effective from 1 January 2007, which is in line with the pensioner increase policy of the fund to award at least inflationary increases, subject to affordability.

As required by the Pension Funds Act, 50% of the trustees are member elected. The term of office for all employer and member-elected trustees is three years, whereafter they are eligible for re-election. Induction training is provided to new trustees and regular ongoing training is offered to all trustees.

Apart from retirement benefits, the following are provided by the fund:

- A funeral benefit of R7 500 for the principal member and spouse and a lesser benefit for their dependent children.
- A death benefit of three times annual salary as well as the member's gross equishare is available to provide benefits to dependants and beneficiaries payable in the event of death in service. Where the death is accidental, a further benefit of twice annual salary is payable.
- An insured disability benefit is provided to qualifying staff members. This benefit equates to 75% of the pensionable salary earned at the time of disablement and is payable until attainment of normal retirement age, subject to continued disablement, whereafter the normal retirement benefit will become effective.

The fund did not have any distributable surplus as envisaged in the Pension Funds Second Amendment Act, 2001. The Nil Surplus Scheme submitted by the fund was approved by the Financial Services Board on 12 March 2007.

Employees of RCS Investment Holdings (Pty) Ltd and its subsidiaries are not members of the Foschini Group Retirement Fund, but receive comparable benefits from the Liberty Life Provident Fund.

Where required, employees of subsidiaries trading outside of the borders of South Africa belong to umbrella funds that comply with the legislation of the relevant country.

A formal risk assessment of the retirement fund is undertaken at least annually, taking into account mitigating factors. HIV/AIDS is still considered to be the highest potential risk to the fund. Regular actuarial valuations, external expert prevalence projections, the ability to amend the fund's benefits and ongoing HIV/AIDS education and awareness should minimise the risk to the fund.

Medical aid

Foschini Group Medical Aid Scheme

The Foschini Group Medical Aid Scheme is an in-house, subsidised medical aid that is aligned to best suit the needs of most employees. Membership is voluntary, except for senior employees. The average number of principal members as at the 31 December 2006 financial year for the medical aid was 2 246, covering approximately 5 547 lives in total.

The scheme is administered by the Metropolitan Health Group and is fully compliant with the Medical Schemes Act.

The Foschini Group Medical Aid Scheme board of trustees is responsible for all aspects of the scheme, which is reviewed by both the Foschini group medical aid audit committee and the external auditors. The board of trustees makes use of a medical schemes consultant and an actuary, who actively participate in monthly operational and quarterly board meetings and provide advice. The trustees and audit committee receive no remuneration for their services.

The accumulated funds ratio of the scheme at 31 December 2006 was 94.2%, which is well in excess of the required minimum of 25%, but not excessive for a small in-house scheme that will be subject to greater volatility as a result of large claims.

The financial health of the scheme favourably influenced contribution increases for January 2007, where increases in contributions were 3.1% and 4.8% for the two benefit plans available, compared to 2.1% and 3.0% for the previous year, both years being significantly below medical inflation. In addition, general benefit improvements were applied to either match or exceed inflation in the various medical categories.

A risk assessment for the medical aid is undertaken at least annually, both by the trustees and the administrators. The highest risk identified by the

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25 Nov - 10 Dec
SUPPORTED BY
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FIRST

trustees is the volatility in legislation affecting medical schemes. Keeping abreast of all current and pending legislation and adapting the fund accordingly assists in managing this risk.

Other health plans

An external medical aid scheme, Ingwe Health Plan, is also available to group employees and is subsidised by the group in the same way as the in-house scheme. The plans offered cater for lower income earners and provide basic health care through capitation agreements with large hospital groups. Ingwe forms part of the black-empowered African Life group and currently there are a total of 320 group employees who are members together with their dependants.

Employees outside the borders of South Africa may elect to join medical aid schemes that are similarly funded by the group.

All permanent staff of RCS Investment Holdings (Pty) Ltd and its subsidiaries are required to become members of their choice of medical plans offered by Discovery Health.

Bursary scheme

The group runs a bursary scheme for children of employees, funded by the Foschini Foundation. This scheme is independently administered by the South African Institute of Race Relations on our behalf and aims to reward academic excellence in children of employees who may otherwise not have access to tertiary education. 72,5% of these employees are from previously disadvantaged groups. Twenty bursaries were granted during the year under review, twenty are continuing from last year and five students graduated at the end of December 2006.

Educational assistance

Low-interest loans are available to employees to assist with the costs of tertiary education for their children. These loans are available on an annual basis for each child and are repayable over two years to improve affordability.

Home assistance

Similarly, low-interest loans are available to employees to assist with the purchase or improvement of property. These loans are weighted towards providing greater assistance in the purchase or improvement of property within the lower price brackets. The balance on these loans at the end of this financial year was approximately R0,7 million, with 3% of qualifying employees making use of this benefit.

Employees requiring further financial assistance for home assistance may also borrow against their equishare within the Foschini Group Retirement Fund, subject to its rules. During this financial year, this lending facility was outsourced using members' shares in the fund as security, with the result that the interest payable on these loans by employees could be reduced. The current balance on retirement fund loans is R8,2 million.

Sponsorship

Employees are encouraged to further studies that will assist them in their current or future career with the group. Sponsorship varies according to the level of study and requires greater financial commitment from employees at higher educational levels. Assistance with matriculation study fees is 100%.

Coupled to this, we offer the Unisa Retail Certificate, an intensive one-year retail-specific diploma. 55% of the students to whom we offered a place on our Unisa Retail Certificate course were from previously disadvantaged groups. The cost to the group of this particular sponsorship amounted to R93 450.

Of employees receiving general sponsorship at the end of the current financial year, 90,0% were from previously disadvantaged groups, compared to 90,6% in the previous year.

Health care

Occupational health clinics are provided for staff at head office and satellite locations. These clinics are staffed by nursing sisters and are assisted by a medical doctor who deals with appropriate cases. Curative and preventative care is provided, including family planning, social stress counselling, health education and screening and full management of occupational health. The occupational health service also provides a full range of support services across the country, including the management of our disability benefit. The latter is an income-replacement benefit that compensates employees who are unable to work for an extended period of time owing to ill health or disability.

Staff Safety

The group is committed to ensuring a safe and healthy working environment for all of its staff. In line with most other retailers, it operates within a low risk environment. We comply with all relevant legislation, in particular the Occupational Health and Safety Act of 1993.

The incident report statistics for group staff are reflected below:

	2007	2006
Number of working days lost	1 465	1 706
Number of incidents	399	325
Average cost per incident	R371	R553
Total cost of incidents	R148 196	R179 725

The majority of incidents reported were minor and there were no fatalities.

In 278 instances, not more than three working days per incident were lost.

HIV/AIDS

The group has a formal HIV/AIDS policy in place, aimed at combating the spread and minimising the impact of HIV/AIDS on our employees, their families, our customers and the community at large, through the provision of education and information about HIV/AIDS and the promotion of non-discriminatory practices. This policy has been communicated to all existing employees, is available on our intranet and is included in the sign-on pack for all new employees.

According to the risk assessment commissioned by the group and conducted by the Health Monitor Company in 2005, it was estimated that 6,86% of the company's employees would be HIV positive in 2006 (for 2005, their estimate was 6,6%). Their estimated cost to the group associated with HIV infection amounted to an annual average cost of R11 000 per HIV-positive permanent, permanent part-time and flexitime employee per annum, equating to a total annual group cost of R8,8 million. This cost was based upon all potential incremental costs, including antiretroviral treatment, paid sick leave, funeral costs, lost productivity, increased group life and disability expenses, cost of training and lost expertise, additional cost of incapacity as well as general increased medical costs.

Experience to date has indicated that the actual cost to the group has been substantially less than predicted.

In an effort to minimise the impact of HIV upon our staff as well as the attendant costs to the group, the decision was taken to provide free access to testing, counselling, treatment and support to all employees. Encouraging employees to ascertain their HIV status will enable them to take responsibility for their health. Those employees whose status is negative will be encouraged to adopt safe behaviour to retain this status, whilst those that test HIV positive will be given access to the support and treatment they need to remain healthy and able to work productively for as long as possible.

Since 2005, HIV-positive employees who are members of the Foschini Group Medical Aid Scheme have had access to a full disease management service provided by a managed health-care provider. Employees who register on the programme receive free HIV testing, counselling, information and prophylactic medication, as well as antiretroviral therapy when required.

In September 2006, the group launched the first phase of a comprehensive HIV/AIDS workplace programme. The details of the programme were communicated to employees at all levels. In terms of the programme, all employees in South Africa are entitled to two free confidential HIV tests per annum through an external network of pharmacies managed by Occupational Care South Africa. HIV-positive employees who are employed on a full-time, permanent basis will be able to enrol in a comprehensive disease management service provided by QUALSA. This service provides for free treatment including antiretroviral therapy where indicated.

In order to monitor the success of the campaign, data from the various service providers is evaluated on a monthly basis.

Ongoing free on-site HIV counselling and testing continues to be available through the clinic at our Cape-based head office.

Phase two of the workplace programme will be rolled out during the next financial year. This phase will serve as a reminder to employees of the benefits available to them and to encourage them to access these benefits through various communication and education campaigns.

In addition, the first phase of a similar workplace programme for Namibia is planned for the second half of the 2008 financial year.

Suppliers

It is important that our manufacturing and merchandise suppliers share the same ethics and values as ourselves. Our suppliers have been issued with supplier agreements for signature, which require their compliance with, *inter alia*, labour and customs and excise legislation.

Regular audits are undertaken at their premises; we require any recorded deviations from agreed standards to be addressed in order for us to maintain a business relationship.

Environment

Sustainable development demands a constant awareness and respect for the conservation of our environment. Whilst clothing and related retail has a low impact upon the environment, we are well aware that responsible use of limited resources is imperative. There have been no environmental incidents of any significance within the group and no penalties or fines have been imposed by any environmental regulatory authority.

The following measures remain in force:

- a member of the operating board has the responsibility for setting environmental policy, objectives, targets and reporting processes;
- an environmental policy has been compiled;
- an environmental risk assessment is undertaken annually;
- all of the group's known direct and indirect environmental impacts have been identified and tabled; and
- we undertake to reduce and control each identified negative impact and make optimal use of natural resources.

Our environmental policy is available to all staff via our intranet.

Our direct impacts

Cardboard, paper and plastics

Our distribution centre and head office cardboard and head office waste paper approximates 130 000 kilograms per month. This, in large part, is sold to recyclers and the proceeds utilised for charitable purposes. A portion of the waste cardboard is shredded and utilised as protective packaging. The plastic waste from these sites (previously approximating 100 kilograms per month) has been reduced to minimal quantities, due to the elimination of shrink-wrapping of cartons. Residual plastic waste is still sold to the recycling industry.

Cardboard and other waste at stores continues to be managed by shopping centre disposal processes and the informal sector.

Plastic hangers are recycled; the cleaning and sorting processes are performed by The Workshop and House Horizon in Stellenbosch and Chris Steytler Industries in Bellville, providing employment to their differently-abled employees.

All plastic bags used by the stores are durable and reusable, being at least 40 microns in thickness. In certain divisions, use is also made of recyclable paper packets.

Electricity and water

Head office buildings utilise energy management systems and energy-efficient lighting to minimise use of electricity. The air-conditioning plant houses ice tanks that generate ice during off-peak hours, which is used for day-time cooling.

The Eskom Demand Side Management initiative met with unexpected contractual obstacles and the anticipated 18-month project to install electronic control gear and energy-saving lighting in all of our stores remain in abeyance. We will be reviewing our energy-saving strategy in conjunction with our energy services company.

All new and revamped stores are, as a matter of course, fitted with energy-saving lighting equipment.

Water is primarily consumed for personal and hygiene purposes. Regular maintenance ensures that there is minimal wastage.

Electricity and water expenditure is monitored in financial terms each month against budgets and previous year actuals by the trading and service divisions and variances investigated.

Vehicles

Company vehicles are checked and serviced in accordance with the manufacturers' prescribed intervals. Merchandise transport is managed by outsourced professionals who, by the nature of their operations, ensure that their vehicles perform at optimal efficiency.

Air conditioning systems

All air conditioning systems are maintained by outsourced technicians in terms of a regular maintenance programme. Refrigerants are not discharged into the atmosphere, but recovered and recycled. Only refrigerants that comply with the requirements of the Montreal Protocol are permitted.

Electronic waste

Fluorescent tube and general lamp disposal at head offices and distribution centres is controlled by an environmental waste management company. Stores are currently reliant upon the disposal processes of the local municipalities or of the shopping centres in which they are located.

Redundant computers that are not donated, are sent to an established electronic recycling company. The computers are stripped of recyclable materials and the residual, unusable components are disposed of in a manner that is not harmful to the environment.

Used watch batteries from both our jewellery stores and head office watch repair workshop are similarly disposed of in an environmentally-friendly manner.

Via our intranet, staff are encouraged to make use of the environmental disposal service for old cellphone components offered by all MTN franchise dealerships.

Our indirect impacts

Property development

The group will not enter into rental agreements where developers have not conducted the required environmental impact assessments.

Suppliers

Suppliers have been issued with supplier agreements for signature, which require their compliance with, *inter alia*, labour and customs and excise legislation. Regular audits are undertaken at the premises of our merchandise suppliers; recorded deviations from agreed standards must be addressed in order for us to maintain a business relationship.



	Note	2007 Rm	%	2006 Rm	%
Retail turnover		7 230,0		6 432,1	
Dividends received		22,8		13,4	
Paid to suppliers for goods and services		(4 179,4)		(3 615,1)	
Value added		3 073,4	100,0	2 830,4	100.0
Applied as follows:					
Employees					
Remuneration to employees		964,5	31,4	884,8	31,3
Providers of capital					
To lenders as finance charges		104,7	3,4	79,1	2,8
To shareholders as dividends		577,2	18,8	437,7	15,5
Taxation					
Taxation		555,6	18,1	487,6	17,2
Reinvested					
Reinvested in the group to finance future expansion and growth	1	871,4	28,3	941,2	33,2
Employment of value added		3 073,4	100,0	2,830,4	100.0
Notes to the Value Added Statement					
1. **Reinvested in the group to finance future expansion and growth**					
Depreciation and amortisation		174,1	5,6	148,9	5,2
Deferred taxation		(34,7)	(1,1)	8,4	0,3
Retained income		732,0	23,8	783,9	27,7
		871,4	28,3	941,2	33,2
2. **State taxes**					
Direct taxation as above		555,6		487,6	
Net value added taxation		268,9		211,6	
Employees taxation		120,4		98,8	
Regional Services Council levies		3,6		13,7	
Channelled through the group		948,5		811,7	


22.2%
31.4%
18.1%
28.3%
2007
18.3%
31.3%
17.2%
33.2%
2006
Employees
Reinvested
Taxation
Providers of Capital

Value Added Statement

for the years ended 31 March

This table is a summary of the group's reporting against the Global Reporting Initiative's Sustainability Reporting Guidelines.

GRI reference		Section in this report

1 Vision and Strategy

1.1	Vision and strategy	Corporate Profile
1.2	CEO's Statement	Chief Executive Officer's Report

2 Profile

2.1	Name of organisation	Administration
2.2	Major products and services	Corporate Profile
2.3	Operational structure	Corporate Structure
2.4	Organisational structure	Review of Operations: Subsidiary Companies
2.5	Geographic locations	Corporate Profile
2.6	Nature of ownership/legal form	Shareholdings; Corporate Profile
2.7	Nature of markets served	Corporate Profile
2.8	Scale of reporting organisations	Sustainability Report; Annual Financial Statements
2.9	List of stakeholders	Sustainability Report; Shareholdings
2.10	Contact person	Administration
2.11	Reporting period	Annual Financial Statements
2.12	Date of previous report	Annual Financial Statements
2.13	Boundaries of report	Not reported on
2.14	Significant changes	Chief Executive Officer's Report
2.15	Basis for reporting	Not applicable
2.16	Restatements of information	Not applicable
2.17	Decisions not to apply GRI principles	Not reported on
2.18	Criteria/definitions	Group Statistics; Sustainability Report; Annual Financial Statements
2.19	Significant changes in measurement	Not applicable
2.20	Assurance	Corporate Governance Report
2.21	Independent assurance	Not reported on
2.22	Additional information	Not reported on

3 Governance Structure and Management Systems

3.1	Governance structure	Corporate Governance Report
3.2	Independence, non-executive directors	Directorate; Corporate Governance Report
3.3	Board member expertise	Not reported on
3.4	Board level processes	Corporate Governance Report; Sustainability Report
3.5	Executive compensation	Corporate Governance Report
3.6	Organisational structure	Not reported on
3.7	Mission and value statements	Corporate Profile; Sustainability Report
3.8	Shareowner communication	Corporate Governance Report
3.9	Identification of major stakeholders	Shareholdings
3.10	Stakeholder engagement	Not reported on
3.11	Stakeholder engagement	Not reported on
3.12	Stakeholder engagement	Not reported on
3.13	Precautionary approach	Corporate Governance Report
3.14	Externally developed charters, principles, initiatives	Not reported on
3.15	Principal memberships	Not reported on
3.16	Managing upstream and downstream impacts	Sustainability Report
3.17	Managing indirect impacts	Sustainability Report
3.18	Decisions regarding location and changes in operation	Chief Executive Officer's Report
3.19	Sustainability programmes and procedures	Corporate Governance Report; Sustainability Report
3.20	Certification status	Corporate Governance Report; Sustainability Report

4 Economic

EC1	Net sales	Annual Financial Statements
EC2	Geographic breakdown of markets	Not reported on
EC3	Cost of goods, materials and services	Value Added Statement
EC4	Contracts paid in accordance with agreed terms	Not reported on
EC5	Payroll and benefits	Value Added Statement
EC6	Distributions to providers of capital	Value Added Statement
EC7	Retained earnings	Value Added Statement
EC8	Taxes paid	Value Added Statement
EC9	Subsidies received	Not applicable
EC10	Donations	Sustainability Report

GRI Index

GRI Index continued

5 Environment

EN1	Materials used	Not reported on
EN2	Waste from external sources	Not reported on
EN3	Direct energy use	Not reported on
EN4	Indirect energy use	Not reported on
EN5	Total water use	Not reported on
EN6	Land in biodiversity-rich habitats	Not reported on
EN7	Major impacts on biodiversity	Not applicable
EN8	Greenhouse gas emissions	Not reported on
EN9	Ozone depleting substances	Not reported on
EN10	Significant air emissions	Not applicable
EN11	Total amount of waste	Not reported on
EN12	Significant discharges to water	Not applicable
EN13	Significant spills	Not applicable
EN14	Significant impact of products and services	Not applicable
EN15	Reclaimable products	Not reported on
EN16	Fines	Not applicable

6 Social

LA1	Breakdown of workforce	Sustainability Report
LA2	Employment creation	Sustainability Report
LA3	Trade union representation	Not reported on
LA4	Labour relations	Not reported on
LA5	Recording of occupational accidents and diseases	Sustainability Report
LA6	Health and safety committees	Not reported on
LA7	Injury and absentee rates	Sustainability Report
LA8	HIV/AIDS	Sustainability Report
LA9	Training	Sustainability Report
LA10	Equal opportunity	Sustainability Report
LA11	Diversity	Sustainability Report
HR1	Human rights policies	Not reported on
HR2	Human rights and investment/procurement	Sustainability Report
HR3	Human rights and supply chain	Not reported on
HR4	Non-discrimination	Sustainability Report, Corporate Governance Report
HR5	Freedom of association	Not reported on
HR6	Child labour	Not reported on
HR7	Forced labour	Not reported on
SO1	Community	Sustainability Report
SO2	Bribery and corruption	Sustainability Report
SO3	Political contributions	Corporate Governance Report
PR1	Customer health and safety	Not reported on
PR2	Products and services	Not reported on
PR3	Respect for privacy	Not reported on


Annual

Approvals

Group Annual Financial Stateme

Directors' Approval and Company Secretary's Certificate

for the years ended 31 March

Directors' Responsibility for and Approval of the Group Annual Financial Statements

The board of directors (the board) is responsible for the content and integrity of the group annual financial statements and related information included in this report. It is their responsibility to ensure that the annual financial statements fairly present the state of affairs of the company and the group as at the end of the financial year and the results of their operations and cash flows for the financial year, in conformity with International Financial Reporting Standards. The group's external auditors are engaged to express an independent opinion on the group annual financial statements.

The group annual financial statements are prepared in accordance with International Financial Reporting Standards. The accounting policies, unless otherwise stated, are consistently applied and supported by reasonable and prudent judgements and estimates.

The directors acknowledge that they are ultimately responsible for the system of internal control and review its operation primarily through the audit and risk committees and various other management systems.

A strong control environment is maintained by applying a risk-based system of internal accounting and administrative controls and by ensuring adequate segregation of duties. In addition, Group Audit Services (internal audit) conduct specific risk-based audits and co-ordinate audit coverage with the external auditors.

The directors are of the opinion, based on the information and explanations given by management, the internal auditors and the external auditors, that the system of internal control provides reasonable assurance that the financial records may be relied on for the preparation of the group annual financial statements. However, any system of internal control can provide only reasonable, and not absolute, assurance against material misstatement or loss.

The directors have every reason to believe that the group will continue as a going concern for the foreseeable future, and the annual financial statements have been prepared on the basis of this assumption.

The annual financial statements and group annual financial statements set out on pages 86 to 123 were approved by the board on 31 May 2007 and are signed on its behalf by:

E OSRIN	D M POLAK
Chairman	Chief Executive Officer

31 May 2007

Company Secretary's Certificate

I certify that Foschini Limited has lodged with the Registrar of Companies all returns as required by a public company in terms of section 268G(d) of the Companies Act 61 of 1973, as amended, and that all such returns are, to the best of my knowledge and belief, true, correct and up to date.

D SHEARD
Secretary

31 May 2007



Report of the independent auditors

To the members of Foschini Limited

We have audited the annual financial statements and the group annual financial statements of Foschini Limited, which comprise the balance sheets at 31 March 2007, and the income statements, the statements of changes in equity and cash flow statements for the year then ended, and the notes to the financial statements, which include a summary of significant accounting policies and other explanatory notes and the directors' report as set out on pages 86 to 123.

Directors' responsibility for the financial statements

The directors are responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards and in the manner required by the Companies Act of South Africa. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the consolidated and separate financial position of Foschini Limited at 31 March 2007, and its consolidated and separate financial performance and consolidated and separate cash flows for the year then ended in accordance with International Financial Reporting Standards, and in the manner required by the Companies Act of South Africa.

KPMG Inc.
Registered Auditor
Per Patrick Farrand
Chartered Accountant (SA)
Registered Auditor
Cape Town
31 May 2007



Report of the Independent Auditors

for the years ended 31 March



Foschini Limited and its subsidiaries

Nature of Business

Foschini Limited is an investment holding company whose subsidiaries, through their retail operating divisions – Foschini, branded as Foschini, Donna-claire, fashionexpress and Luella; Markham; Exact!; TFG Apparel Supply Company; the Sports division, branded as Sportscene, Totalsports and DueSouth; the Jewellery division, branded as American Swiss, Matrix and Sterns; @home, branded as @home and @homelivingspace; and Foschini Group Financial Services – retail clothing, jewellery, accessories, cosmetics, sporting and outdoor apparel and equipment and homewares to the broad, middle-income group throughout southern Africa.

Its RCS financial services division offers preapproved loans, mainly to qualifying customers of the group, through RCS Personal Finance; and credit to customers of merchants outside of the group, through RCS Private Label Cards.

The group operates in the retail and personal loans and private label segments, almost entirely within the South African Common Monetary Area.

Retail turnover emanating from Botswana accounts for 0,4% of the group's turnover.

Directors' Report

for the years ended 31 March

General Review

The financial results are reflected in the annual financial statements on pages 86 to 123.

Share Capital

The group's share buyback programme commenced at the end of May 2001. At 31 March 2007, 16,9 million shares are held by a subsidiary, and a further 11,7 million by the group's share incentive trust. These shares, representing 11,9% of the company's issued share capital are treated as treasury shares and have been eliminated on consolidation. Further details of the authorised and issued share capital are reflected in note 12.

Dividends

Interim ordinary

The directors declared an interim ordinary dividend of 100 cents per ordinary share, which was paid on 8 January 2007 to ordinary shareholders recorded in the books of the company at the close of business on Friday, 5 January 2007.

Final ordinary

The directors declared a final ordinary dividend of 170 cents per ordinary share payable on Monday, 16 July 2007 to ordinary shareholders recorded in the books of the company at the close of business on Friday, 13 July 2007.

Preference

The company paid the following dividends to holders of 6,5% cumulative preference shares:

2 October 2006 – R13 000
(26 September 2005 – R13 000)
26 March 2007 – R13 000
(27 March 2006 – R13 000).

Directors

The names of the company's directors appear on pages 10 and 11 of this report.

The following directors retire by rotation in terms of the articles of association but, being eligible, offer themselves for re-election as directors:

S E Abrahams (independent non-executive)
W V Cuba (independent non-executive)
L F Bergman (independent non-executive)
A D Murray (executive director)

For details of directors' interests in the company's issued shares, refer to note 12.4. Details of directors' remuneration are set out in note 30.

Secretary

The company secretary of Foschini Limited is Ms D Sheard. Her business and postal address appear on page 125 of this report.

Subsidiaries

The names of, and certain financial information relating to, the company's key subsidiaries appear on page 122.

Earnings of Subsidiaries

The total profits (losses) of consolidated subsidiaries are as follows:

	2007 Rm	2006 Rm
Profits	1 097,3	977,5
Losses	–	–
Net consolidated profit after taxation	1 097,3	977,5

Special Resolutions

On 30 August 2006 shareholders renewed the approval, as a general authority, of the acquisition by the company or any of its subsidiaries of the issued ordinary shares of the company, valid until the next annual general meeting. At the next annual general meeting to be held on 5 September 2007 shareholders will be asked to renew this general authority, as set out in the notice of annual general meeting.

No other special resolutions were passed during the year under review.

Special Resolutions Passed by Subsidiary Companies

No special resolutions of any significance were passed during the year under review.

Staff Share Incentive and Option Schemes

Details are reflected in note 29.1.

Post-balance Sheet Event

Details are reflected in note 20.

Foschini Limited and its subsidiaries

	Note	2007 Rm	2006 Rm
ASSETS			
Non-current assets			
Property, plant and equipment	2	782,1	654,4
Goodwill and intangible assets	3	30,9	29,6
Preference share investment	4	200,0	–
Loans	5	2,9	4,1
Private label card receivables	6	155,0	90,1
Loan receivables	7	706,3	497,6
Participation in export partnerships	8	103,5	108,6
Deferred taxation	9	179,7	152,1
		2 160,4	1 536,5
Current assets			
Inventory	10	1 292,9	1 116,7
Preference share investment	4	–	200,0
Trade receivables – retail	11	2 235,2	2 116,6
Private label card receivables	6	671,7	390,0
Other receivables and prepayments		186,6	97,6
Loan receivables	7	160,2	319,9
Participation in export partnerships	8	7,6	8,5
Cash		69,1	62,5
		4 623,3	4 311,8
Total assets		6 783,7	5 848,3
EQUITY AND LIABILITIES			
Equity attributable to equity holders of Foschini Limited			
Share capital	12	3,1	3,1
Share premium		498,7	498,7
Treasury shares	13	(685,0)	(504,0)
Dividend reserve	14.1	408,8	336,6
Hedging deficit	14.2	(0,3)	(1,6)
Share-based payments reserve	14.3	60,9	41,7
Retained earnings		3 537,4	2 893,4
		3 823,6	3 267,9
Minority interest	15	181,3	88,9
Total equity		4 004,9	3 356,8
Non-current liabilities			
Interest-bearing debt	16	1 014,6	797,0
Operating lease liability		121,0	113,3
Deferred taxation	9	146,8	153,9
		1 282,4	1 064,2
Current liabilities			
Short-term loans		5,9	8,0
Trade and other payables	17	1 139,1	978,5
Taxation payable		234,7	327,9
Employee benefit accruals	18	116,7	112,9
		1 496,4	1 427,3
Total liabilities		2 778,8	2 491,5
Total equity and liabilities		6 783,7	5 848,3

Group Balance Sheet

as at 31 March

Foschini Limited and its subsidiaries

	Note	2007 Rm	2006 Rm
Revenue	22	8 361,3	7 306,7
Retail turnover		7 230,0	6 432,1
Cost of turnover		4 195,1	3 707,9
Gross profit		3 034,9	2 724,2
Interest received	23	873,8	644,1
Dividends received		22,8	13,4
Net trading expenses	24	(2 044,5)	(1 814,4)
Operating profit before finance charges	24	1 887,0	1 567,3
Interest paid		104,7	79,1
Profit before tax		1 782,3	1 488,2
Income tax expense	25	590,3	479,2
Profit for the year		1 192,0	1 009,0
Attributable to:			
Equity holders of Foschini Limited		1 119,2	986,9
Minority interest		72,8	22,1
Profit for the year		1 192,0	1 009,0
Earnings per ordinary share (cents)			
Basic	26.1	534,2	463,0
Diluted (basic)	26.2	514,8	449,6
Dividend per ordinary share (cents)			
Interim		100,0	80,0
Final	14.1	170,0	140,0
Total		270,0	220,0



Group Income Statement

for the years ended 31 March

Foschini Limited and its subsidiaries

	Share capital Rm	Share premium Rm	Treasury shares Rm	Other reserves Rm	Retained earnings Rm	Minority interest Rm	Total equity Rm
Equity at 31 March 2005 as previously stated	3,1	498,7	(418,7)	269,7	2 144,0	16,0	2 512,8
Reclassification of realised loss on sale of treasury shares			64,1		(64,1)		–
Change in accounting for operating leases (note 28)					145,0		145,0
Equity at 31 March 2005 restated	3,1	498,7	(354,6)	269,7	2 224,9	16,0	2 657,8
Total recognised income and expenses for the year	–	–	–	(3,3)	986,9	22,1	1 005,7
Unrealised loss on hedging instruments*				(3,3)			(3,3)
Profit for the year					986,9	22,1	1 009,0
Change in degree of control						74,7	74,7
Profit on dilution of interest in subsidiary					189,1		189,1
Share-based payments reserve movements				19,0			19,0
Transfer from dividend reserve				(245,3)	245,3		–
Dividends paid					(388,8)	(23,9)	(412,7)
Transfer to dividend reserve				336,6	(336,6)		–
Proceeds on delivery of shares by share trust					80,1		80,1
Delivery of shares by share trust			107,5		(107,5)		–
Shares purchased by share trust			(256,9)				(256,9)
Equity at 31 March 2006 restated	3,1	498,7	(504,0)	376,7	2 893,4	88,9	3 356,8
Total recognised income and expenses for the year	–	–	–	1,3	1 119,2	72,8	1 193,3
Unrealised gain on hedging instruments*				1,3			1,3
Profit for the year					1 119,2	72,8	1 192,0
Change in degree of control						71,2	71,2
Profit on dilution of interest in subsidiary					112,1		112,1
Share-based payments reserve movements				19,2			19,2
Transfer from dividend reserve				(336,6)	336,6		–
Dividends paid					(500,6)	(51,6)	(552,2)
Transfer to dividend reserve				408,8	(408,8)		–
Proceeds on delivery of shares by share trust					92,9		92,9
Delivery of shares by share trust			107,4		(107,4)		–
Shares purchased by share trust			(288,4)				(288,4)
Equity at 31 March 2007	**3,1**	**498,7**	**(685,0)**	**469,4**	**3 537,4**	**181,3**	**4 004,9**

* Denotes items recognised directly in equity

Group Statement of Changes in Equity

for the years ended 31 March

Foschini Limited and its subsidiaries

	Note	2007 Rm	2006 Rm
Cash flows from operating activities			
Operating profit before working capital changes	32.1	1 191,5	1 072,5
Increase in working capital	32.2	(218,1)	(524,3)
Cash generated by operations		973,4	548,2
Increase in private label card receivables		(346,6)	(188,4)
Increase in loan receivables		(49,0)	(158,6)
Interest received		873,8	644,1
Interest paid		(104,7)	(79,1)
Taxation paid	32.3	(718,2)	(464,2)
Dividends received		22,8	13,4
Dividends paid	32.4	(552,2)	(412,7)
Net cash inflows (outflows) from operating activities		99,3	(97,3)
Cash flows from investing activities			
Purchase of property, plant and equipment		(304,4)	(313,5)
Proceeds from sale of property, plant and equipment		4,0	5,4
Acquisition of client list		(2,8)	(0,9)
Decrease in participation in export partnerships		6,0	94,2
Decrease in loans		1,2	2,5
Proceeds on dilution of interest in subsidiary	32.5	183,3	263,8
Net cash (outflows) inflows from investing activities		(112,7)	51,5
Cash flows from financing activities			
Shares purchased by share trust		(288,4)	(256,9)
Proceeds on delivery of shares by share trust		92,9	80,1
Increase in interest-bearing debt		217,6	243,6
(Decrease) increase in short-term loans		(2,1)	5,3
Net cash inflows from financing activities		20,0	72,1
Net increase in cash and cash equivalents during the year		6,6	26,3
Cash and cash equivalents at the beginning of the year		62,5	36,2
Cash and cash equivalents at the end of the year		69,1	62,5

Group Cash Flow Statement

for the years ended 31 March

Foschini Limited and its subsidiaries

	RCS Financial Services		Retail		Consolidated	
	2007	2006	**2007**	2006	**2007**	2006
	Rm	Rm	**Rm**	Rm	**Rm**	Rm
REVENUE*						
External	**677,6**	494,5	**7 683,7**	6 812,2	**8 361,3**	7 306,7
Inter-segment	**–**	–	**–**	–	**–**	–
Total revenue	**677,6**	494,5	**7 683,7**	6 812,2	**8 361,3**	7 306,7
SEGMENT RESULT						
Operating profit before finance charges	**408,5**	317,1	**1 478,5**	1 250,2	**1 887,0**	1 567,3
External interest	**(31,0)**	(7,8)	**(73,7)**	(71,3)	**(104,7)**	(79,1)
Inter-segment interest	**(54,8)**	(56,2)	**54,8**	56,2	**–**	–
Interest paid	**(85,8)**	(64,0)	**(18,9)**	(15,1)	**(104,7)**	(79,1)
Income tax expense	**(99,4)**	(73,5)	**(490,9)**	(405,7)	**(590,3)**	(479,2)
Profit for the year	**223,3**	179,6	**968,7**	829,4	**1 192,0**	1 009,0
* Includes retail turnover, interest received and other income						
SEGMENT ASSETS						
Non-current assets	**919,2**	609,9	**1 241,2**	926,6	**2 160,4**	1 536,5
Current assets	**839,5**	747,1	**3 783,8**	3 564,7	**4 623,3**	4 311,8
Inter-segment assets (liabilities)	**12,9**	12,9	**(12,9)**	(12,9)	**–**	–
Total assets	**1 771,6**	1 369,9	**5 012,1**	4 478,4	**6 783,7**	5 848,3
SEGMENT LIABILITIES						
Non-current liabilities	**391,6**	224,6	**890,8**	839,6	**1 282,4**	1 064,2
Current liabilities	**158,1**	143,2	**1 338,3**	1 284,1	**1 496,4**	1 427,3
Inter-segment liabilities (assets)	**725,4**	676,4	**(725,4)**	(676,4)	**–**	–
Total liabilities	**1 275,1**	1 044,2	**1 503,7**	1 447,3	**2 778,8**	2 491,5
SEGMENT INFORMATION						
Capital expenditure	**13,2**	3,6	**291,2**	309,9	**304,4**	313,5
Depreciation and amortisation	**5,5**	2,4	**168,6**	146,5	**174,1**	148,9

All retail divisions within the group operate in an established retail market and are therefore considered to be subject to similar risks and rewards.

Segment revenue and expenses

Revenue and expenses that are directly attributable to segments are allocated to those segments. Those that are not directly attributable to segments are allocated on a reasonable basis.

Segment assets and liabilities

Segment assets include all operating assets used by a segment and consist principally of operating cash, receivables, inventories and property, plant and equipment, net of related allowances and accumulated impairments. While most such assets can be directly attributable to individual segments, the carrying amount of certain assets used jointly by two or more segments is allocated to the segments on a reasonable basis. Segment liabilities include all operating liabilities, and consist principally of trade payables, salaries and taxes currently payable and accruals.

Inter-segment transfers

Segment revenue, segment expenses and segment result include transfers between business segments. These transfers occur at market prices and are eliminated on consolidation.

Group Segmental Analysis

for the years ended 31 March

1. ACCOUNTING POLICIES

Foschini Limited is domiciled in South Africa. The consolidated financial statements of the company for the year ended 31 March 2007 comprise the company and its subsidiaries (together referred to as the "group").

The financial statements were authorised for issue by the directors on 31 May 2007.

The financial statements are presented in South African Rands, which is the company's functional currency, rounded to the nearest million, unless otherwise stated.

The financial statements are prepared in accordance with the group's accounting policies, which comply with International Financial Reporting Standards (IFRS) and have been consistently applied with those adopted in the prior year.

The principal accounting policies adopted are set out below:

Basis of Preparation

The annual financial statements are prepared on the going concern and historical cost bases, except where otherwise stated.

Basis of Consolidation

The consolidated financial statements incorporate the financial statements of the parent company, its subsidiaries and special-purpose entities. The financial statements of subsidiaries are prepared for the consistent reporting period using consistent accounting policies.

Subsidiaries are entities controlled by the group. Control exists when the group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are presently exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Gains made on dilution of interest in subsidiaries are recognised in equity.

The group has established a special-purpose entity (SPE) in the form of the share incentive trust. The group does not have any direct or indirect shareholding in this entity. An SPE is consolidated if, based on an evaluation of the substance of its relationship with the group and the SPE's risks and rewards, the group concludes that it controls the SPE. The results of the share trust that in substance is controlled by the group, are consolidated.

All intercompany transactions, intragroup balances and any unrealised gains are eliminated on consolidation. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

The financial statements of foreign operations are translated in terms of the accounting policy on foreign currencies.

The company's financial statements measure investments in subsidiaries at cost.

Capitalisation Share Awards

The full value of capitalisation share awards, including the cash portion, is recorded as a distribution in the statement of changes in equity. The estimated value of the capitalisation share award is transferred to a share distribution reserve, pending the outcome of the award.

Cost of Turnover

Cost of turnover is calculated as the cost of goods sold, including promotional costs.

Dividends

Dividends and the related secondary tax on companies are accounted for in the period when the dividend is declared. Dividends declared on equity instruments after the balance sheet date, and the related secondary tax on companies thereon, are accordingly not recognised as liabilities at the balance sheet date. Final dividends declared after the balance sheet date are however transferred to a dividend reserve.

Employee Benefits

Short-term employee benefits

The cost of all short-term employee benefits is recognised during the period in which the employee renders the related service. The accruals for employee entitlements to wages, salaries, annual and sick leave represent the amount which the group has a present obligation to pay as a result of employees' services provided to the balance sheet date. The short-term employee benefits have been calculated at undiscounted amounts based on current wage and salary rates.

Long-term employee benefits

Liabilities for employee benefits that are not expected to be settled within 12 months are discounted using market-related rates.

Retirement benefits

The company and its subsidiaries contribute to several defined benefit and defined contribution plans.

Foschini Limited and its subsidiaries

Defined contribution plans

Contributions to defined contribution pension funds are charged against income as incurred.

Defined benefit plans

The Projected Unit Credit Method is used to determine the present value of the defined benefit pension obligations and the related current service cost and, where applicable, past service cost. Actuarial gains or losses in respect of defined benefit plans are recognised immediately in income. Past service costs are recognised as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits are already vested, past service costs are recognised immediately.

Post-retirement medical benefits

Where the company has an obligation to provide post-retirement medical aid benefits to employees, the company recognises the cost of these benefits in the year in which the employees render the services using the same accounting methodology described in respect of defined benefit plans above.

Equity compensation benefits

The group grants share options to certain employees under an employee share plan. The fair value of options granted to employees is recognised as an expense with a corresponding increase in equity. The fair value is measured at the grant date using a binomial option-pricing model and is spread over the option term. Costs incurred in administering the schemes are expensed as incurred.

Expenses

Interest expense

Interest expense comprises interest paid and payable on borrowings calculated using the effective interest rate method. All borrowing costs are recognised as an expense.

Operating lease payments

Leases where the lessor retains the risks and rewards of ownership of the underlying asset are classified as operating leases.

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease.

Finance lease payments

Leases that transfer substantially all the risks and rewards of ownership of the underlying asset to the group are classified as finance leases.

Assets acquired in terms of finance leases are capitalised at the lower of fair value and the present value of the minimum lease payments at inception of the lease, and depreciated over the estimated useful life of the asset. The capital element of future obligations under the leases is included as a liability in the balance sheet.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Financial Instruments

Financial instruments recognised on the balance sheet include cash and cash equivalents, derivative instruments, trade and other receivables, loans, participation in export partnerships, investments and trade and other payables.

A financial instrument is recognised if the group becomes a party to the contractual provisions of the instrument.

Financial assets are derecognised if the group's contractual rights to the cash flows from the financial assets expire or if the group transfers the financial asset to another party without retaining control or substantially all risks and rewards of the asset. Regular way purchases and sales of financial assets are accounted for at trade date, being the date that the group commits itself to purchase or sell the asset. Financial liabilities are derecognised if the group's obligations specified in the contract expire or are discharged or cancelled.

Measurement

Financial instruments are initially recognised at fair value. For those instruments not measured at fair value through profit and loss, transaction costs are included on initial measurement.

Cash and cash equivalents

Cash and cash equivalents are measured at fair value, based on the relevant exchange rates at balance sheet date. Outstanding cheques are included in trade and other payables and added back to cash balances included in the balance sheet. Cash and cash equivalents comprise cash on hand and amounts held on deposit at financial institutions.

Foschini Limited and its subsidiaries

Derivative instruments

The group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. In accordance with its treasury policy, the group does not hold or issue derivative financial instruments for trading purposes.

Derivative instruments are subsequently measured at fair value, with the gain or loss on remeasurement being recognised immediately in profit or loss. However, where derivatives qualify for hedge accounting, recognition of any gain or loss depends on the nature of the hedge (refer hedging accounting policy).

The fair value of interest rate swaps is the estimated amount that the group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties.

The fair value of forward exchange contracts is the present value of their forward price.

Loans and receivables

Loan receivables and private label card receivables are classified as loans and receivables and are carried at amortised cost, less accumulated impairment losses. Trade receivables – retail originated by the group are stated at amortised cost less accumulated impairment losses. Participation in export partnerships are classified as loans and receivables and are carried at amortised cost less accumulated impairment losses.

Financial liabilities

Non-derivative financial liabilities including short-term loans, interest-bearing debt and trade and other payables are recognised at amortised cost, comprising original debt less principal payments and amortisations.

Investments

Investments classified as available-for-sale financial assets are carried at fair value, which is market value calculated by reference to stock exchange-quoted selling prices at the close of business on the balance sheet date. Unlisted investments are shown at fair value, unless their fair value cannot be reliably determined, in which case they are shown at cost less accumulated impairment losses.

Gains and losses on subsequent measurement

All gains and losses on subsequent measurement of financial instruments are recognised in profit or loss, except for hedged instruments and available-for-sale assets. Hedged instruments are accounted for as described in the hedging accounting policy. Gains and losses arising from available-for-sale financial assets are recognised directly in equity, except for impairment adjustments which are recognised in the income statement. When an investment classified as available-for-sale is derecognised, the cumulative gain or loss in equity is transferred to profit and loss.

Offset

Financial assets and financial liabilities are offset and the net amount reported in the balance sheet when the group has a legally enforceable right to set off the recognised amounts, and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Foreign Currencies

The functional currency of each entity within the group is determined based on the currency of the primary economic environment in which that entity operates. Transactions in currencies other than the entity's functional currency are recognised at the rates of exchange ruling on the transaction date.

Monetary assets and liabilities denominated in such currencies are translated at the rates ruling at the balance sheet date. Gains and losses arising on translation of monetary assets and liabilities are recognised in profit and loss, except for differences arising on the translation of available-for-sale equity instruments.

As at the balance sheet date, the assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into the presentation currency of the group at the rate of exchange ruling at the balance sheet date and their income statements are translated at the exchange rates at the dates of the transactions or the average rates if it approximates the actual rates.

Gains and losses arising on translation of the assets, liabilities, income and expenses of foreign operations are recognised directly in equity as a foreign currency translation reserve.

Goodwill

All business combinations are accounted for by applying the purchase method. Goodwill represents amounts arising on acquisition of subsidiaries, associates and joint ventures and is the difference between the cost of the acquisition and the group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities acquired. When the difference is negative (negative goodwill), it is recognised immediately in profit and loss.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is not amortised but is tested annually for impairment and when there is an indication of impairment.

Hedging

Gains and losses from measuring the hedging instruments relating to a *fair value hedge* at fair value are recognised immediately in profit or loss.

To the extent that they are effective, gains and losses from remeasuring the hedging instruments relating to a *cash flow hedge* to fair value are initially recognised directly in equity. If the hedged firm commitment or forecast transaction results in the recognition of a non-financial asset or a liability, the cumulative amount recognised in equity up to the transaction date is adjusted against the initial measurement of the asset or liability. For other cash flow hedges, the cumulative amount recognised in equity is included in net profit or loss in the period when the commitment or forecast transaction affects profit or loss. The ineffective portion of any gain or loss is recognised immediately in the income statement.

Where the hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative unrealised gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to occur, the cumulative unrealised gain or loss is recognised in the income statement immediately.

Impairment of Assets

Financial assets

A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its current fair value.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognised in profit or loss. Any cumulative loss in respect of an available-for-sale financial asset recognised previously in equity is transferred to profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised. For financial assets measured at amortised cost and available-for-sale financial assets that are debt securities, the reversal is recognised in profit or loss. For available-for-sale financial assets that are equity securities, the reversal is recognised directly in equity.

Non-financial assets

The carrying value of the group's non-financial assets, other than investment properties, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists then the asset's recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, recoverable amount is estimated at each reporting date.

An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. A cash-generating unit is the smallest identifiable asset group that generates cash flows that are largely independent from other assets and groups. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Foschini Limited and its subsidiaries

Inventories

Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less selling expenses.

The cost of inventories is based on the first-in-first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their present location and condition.

Property, Plant and Equipment

Items of property, plant and equipment are stated at cost or deemed cost less accumulated depreciation and accumulated impairment losses. The cost of self-constructed assets includes the cost of materials, direct labour, any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located.

Cost includes expenditures that are directly attributable to the acquisition of the asset.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Certain items of property, plant and equipment that had been revalued to fair value on or prior to transition to IFRS, are measured on the basis of deemed cost, being the fair value at the date of transition.

Property, plant and equipment, including capitalised leased assets are depreciated on a straight-line basis over the periods of their estimated useful lives, at the following rates per annum:

Shopfitting and passenger vehicles	20%
Commercial vehicles	25%
Computers and related equipment	20% – 33%
Capitalised leased assets	20%
Buildings	5%

Land is not depreciated.

Depreciation methods, useful lives and residual values are reassessed at the reporting date.

The cost of replacing part of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the group and its cost can be measured reliably. The day-to-day servicing costs of property, plant and equipment are recognised in profit or loss as incurred.

Profits (losses) on the disposal of property, plant and equipment are credited (charged) to income. The profit or loss is the difference between the net disposal proceeds and the carrying amount of the asset.

Provisions

A provision is recognised in the balance sheet when the group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

Revenue Recognition

Turnover

Turnover represents the invoiced value of retail sales, excluding intergroup sales and Value Added Tax. Sales are recognised when significant risks and rewards of ownership are transferred to the buyer, costs can be measured reliably and receipt of the future economic benefits is probable. Revenue is measured at the fair value of the consideration received or receivable.

Interest received

Interest is recognised on a time-proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is probable that such income will accrue to the group.

Dividends received

Dividends received on equity instruments are recognised when the right to receive payment is established.

Merchants' commission

Commission income is recognised when the related transaction on which the commission is earned has been concluded.

Club income

Club income is recognised in the income statement when due.

Insurance income

Insurance income is recognised in the income statement when due and no further services are required.

Taxation

Current tax comprises taxation payable, calculated on the basis of expected taxable income for the year, using the tax rates enacted or substantively enacted at the balance sheet date, and any adjustment of taxation payable for previous years.

Foschini Limited and its subsidiaries

Deferred taxation is provided for on the balance sheet method, to take into account the effect of temporary differences between the tax value of an asset or liability and its balance sheet carrying amount. Deferred tax is not recognised for the following temporary differences: the initial recognition of goodwill; the initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit; and differences relating to investments in subsidiaries to the extent that they probably will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred taxation assets are recognised for all deductible temporary differences and assessed losses to the extent that it is probable that taxable profit will be available against which such deductible temporary differences and assessed losses can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Deferred tax is charged to the income statement except to the extent that it relates to a transaction that is recognised directly in equity, or a business combination that is an acquisition.

Secondary taxation on companies is provided in respect of dividend payments, net of dividends received or receivable, and is recognised as a tax charge in the year in which the related dividend is declared.

Treasury Shares

Foschini Limited shares purchased and held by subsidiaries are classified as treasury shares and are presented as a reduction of equity.

Dividends received on treasury shares are eliminated on consolidation.

Gains or losses on disposal of treasury shares are accounted for directly in equity.

Issued and weighted average numbers of shares are reduced by treasury shares for earnings per share purposes.

Segmental Reporting

The group is primarily a retailer of fashion goods, sports apparel, jewellery, cosmetics, cellphones and homewares with significant business interests in the personal finance and retail credit industries. On a primary basis, the group is organised into two major operating divisions:

- Retail – comprising the group's various trading divisions; and
- Financial services – comprising RCS Personal Loans, RCS Cards and RCS Private Label Cards.

The group operates solely in the southern African market and accordingly has not identified any secondary segments.

Segment results include revenue and expenses directly attributable to a segment and the relevant portion of enterprise revenue and expenses that can be allocated on a reasonable basis to a segment, whether from external transactions or from transactions with other group segments. Segment results are determined before any adjustments for minority interest.

Segment assets and liabilities comprise those operating assets and liabilities that are directly attributable to the segment or can be allocated to the segment on a reasonable basis. Segment assets are determined after deducting related allowances that are reported as direct offsets in the group's balance sheet. Capital expenditure represents the total costs incurred during the period to acquire segment assets that are expected to be used during more than one period, namely, property, plant and equipment, and intangible assets other than goodwill.

Significant Judgements

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses.

Judgements made in applying the group's accounting policies, that potentially have a significant effect on the amounts recognised in the financial statements are as follows:

Trade receivables impairment

Trade receivables are disclosed net of any accumulated impairment losses. The calculation of the impairment amount is performed using the internationally-recognised MARKOV model. The MARKOV model uses delinquency roll rates on customer balances to determine the inherent bad debt in a debtors book. The directors believe that the application of the MARKOV model results in trade receivables balances being measured fairly.

Other

Further estimates and judgements are made relating to net realisable value of inventory; residual values, useful lives and depreciation methods; goodwill impairment tests (refer note 3); estimating the fair value of share options granted (refer note 29.1); and pension fund and employee obligations (refer note 29).

Foschini Limited and its subsidiaries

		2007 Rm	2006 Rm
2.	**PROPERTY, PLANT AND EQUIPMENT**		
	Land and buildings		
	At deemed cost	257,5	231,4
	Accumulated depreciation	(52,0)	(46,6)
	Carrying value at the end of the year	205,5	184,8
	Shopfitting, equipment and vehicles		
	At cost	1 614,1	1 443,2
	Accumulated depreciation	(1 037,5)	(973,6)
	Carrying value at the end of the year	576,6	469,6
	Capitalised leased assets		
	At cost	–	17,5
	Accumulated depreciation	–	(17,5)
	Carrying value at the end of the year	–	–
	Total		
	At cost/deemed cost	1 871,6	1 692,1
	Accumulated depreciation	(1 089,5)	(1 037,7)
	Carrying value at the end of the year	782,1	654,4

Analysis of movements

	Land and buildings	Shopfitting, equipment and vehicles	**Total**
Carrying value at the beginning of the year as previously stated	184,8	416,0	600,8
Reclassification (refer note 33)	–	53,6	53,6
Restated carrying value at the beginning of the year	184,8	469,6	654,4
Additions	26,1	278,3	304,4
Disposals	–	(4,1)	(4,1)
Depreciation	(5,4)	(167,2)	(172,6)
Carrying value at the end of the year	205,5	576,6	782,1

None of the group's assets are in any way encumbered.

Registers of the land and buildings are available for inspection at the head office of the company at Parow East.



Foschini Limited and its subsidiaries

	2007 Rm	2006 Rm
3. GOODWILL AND INTANGIBLE ASSETS		
Carrying amount at the beginning of the year	29,6	29,3
Current year movements		
– Intangible asset on acquisition of client list	2,8	0,9
– Amortisation charge	(1,5)	(0,6)
Carrying amount at the end of the year	30,9	29,6
Closing carrying amount comprises:		
Indefinite life goodwill	27,0	27,0
Intangible asset on acquisition of client list	2,3	1,0
Intangible asset on acquisition of Instinct brand	1,6	1,6
	30,9	29,6

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable assets, liabilities and contingent liabilities acquired.

Trademarks represent registered rights to the exclusive use of certain trademarks and brand names.

The client lists are name lists purchased by the group's RCS Financial Services division which are used to invite individuals to apply for loans.

Indefinite life goodwill is tested annually for impairment and as soon as there is an indication of impairment.

Impairment testing of indefinite life goodwill
Goodwill acquired through business combinations has been allocated to two individual cash-generating units as follows:

	2007 Rm	2006 Rm
Totalsports acquisition	9,3	9,3
RCS Personal Finance piecemeal acquisition	17,7	17,7
	27,0	27,0

The recoverable amount of both cash-generating units has been determined based on a value-in-use calculation, using cash flow projections which cover a three-year period. The cash flows have been discounted at a rate of 10%.

The following significant assumptions have been applied when reviewing the goodwill impairment:

- asset values have been based on the carrying amounts for the financial period;
- future expected profits have been estimated using historical information and approved budgets;
- Totalsports' sales growths and gross margins were based on historical performance, while costs were assumed to grow in line with expansion and expectation of inflation; and
- RCS Personal Finance projections are based on historical performance as well as anticipated growth in advances, as well as expectations of future interest rates.

	2007 Rm	2006 Rm
4. PREFERENCE SHARE INVESTMENT		
Cumulative preference shares	200,0	200,0
Deduct amount redeemable within one year, included in current assets	–	200,0
	200,0	–

Comprises an investment of R200 million, redeemable from 25 August 2011, with dividends payable biannually on 15 December and 15 June. This investment earns dividends at a rate of 63% of prime compounded semi-annually.

Foschini Limited and its subsidiaries

		2007 Rm	2006 Rm
5.	**LOANS**		
	Housing loans	3,8	5,4
	Deduct amount to be repaid within one year, included in other receivables and prepayments	0,9	1,3
		2,9	4,1
	Housing loans made to employees are secured by mortgage bonds, bear interest at varying rates linked to prime, and are repayable over varying periods, not exceeding 20 years.		
6.	**PRIVATE LABEL CARD RECEIVABLES**		
	Private label card receivables	826,7	480,1
	Deduct amount to be repaid within one year, included in current assets	671,7	390,0
		155,0	90,1
	Private label card receivables comprise a number of individual unsecured revolving card accounts, which attract interest at variable rates as per the Usury Act. The effective interest rate on these receivables for the year under review is 34,2% (2006: 25,1%). The amounts are repayable over periods not exceeding two years.		
	These receivables have been ceded to the Standard Bank of South Africa Limited (SBSA) as security for the loan advanced by SBSA to RCS Investment Holdings (Pty) Limited. Refer note 16.		
7.	**LOAN RECEIVABLES**		
	Loan receivables	866,5	817,5
	Deduct amount to be repaid within one year, included in current assets	160,2	319,9
		706,3	497,6
	Loan receivables comprise a number of individual unsecured loans. The loans bear interest at fixed rates determined on the initial advance of the loan based on the risk profile of the customer. The effective rate of interest earned during the year under review is 36,3% (2006: 36,0%).		
	These receivables have been ceded to the Standard Bank of South Africa Limited (SBSA) as security for the loan advanced by SBSA to RCS Investment Holdings (Pty) Limited. Refer note 16.		
8.	**PARTICIPATION IN EXPORT PARTNERSHIPS**		
	Certain subsidiary companies participated in various export partnerships, whose business was the purchase and export sale of containers. The partnerships bought and sold the containers in terms of long-term suspensive purchase and credit sale agreements respectively, with repayment terms usually over a 10- to 15-year period. Refer note 19.	111,1	117,1
	Deduct amount to be repaid within one year, included in current assets	7,6	8,5
		103,5	108,6

Foschini Limited and its subsidiaries

		2007 Rm	2006 Rm
9.	**DEFERRED TAXATION**		
	Balance at 1 April as previously stated	1,8	(49,6)
	Operating lease adjustment (refer note 28)	–	59,8
	Balance at 1 April restated	1,8	10,2
	Secondary tax on companies	6,5	(9,8)
	Operating leases	(2,3)	2,0
	Working capital allowances	(33,4)	4,5
	Capital allowances	6,0	(0,5)
	Restraint of trade payments	(4,4)	1,8
	Export partnerships (refer note 8)	(7,1)	(6,4)
	At 31 March	(32,9)	1,8
	Arising as a result of:		
	Deferred tax assets		
	– Secondary tax on companies	(3,3)	(9,8)
	– Operating leases	(35,3)	(33,0)
	– Working capital changes	(139,3)	(105,9)
	– Capital allowances	2,6	(3,4)
	– Restraint of trade payments	(4,4)	–
	Deferred tax asset	(179,7)	(152,1)
	Deferred tax liability		
	– Capital allowances	29,3	29,3
	– Export partnerships (refer note 8)	117,5	124,6
	Deferred tax liability	146,8	153,9
	Total deferred tax	(32,9)	1,8

In the event that the total available distributable reserves of R4 006,8 (2006: R3 270,1) million were declared as a dividend to shareholders, the related secondary tax on companies would amount to R500,9 (2006: R408,8) million.

		2007 Rm	2006 Rm
10.	**INVENTORY**		
	Merchandise	1 194,8	1 047,1
	Raw materials	44,4	19,2
	Goods in transit	34,3	25,0
	Shopfitting stock	18,1	23,2
	Consumables	1,3	2,2
		1 292,9	1 116,7
	Inventory writedowns included above	64,2	63,2
11.	**TRADE RECEIVABLES – RETAIL**		
	6-month revolving credit	1 370,1	1 466,0
	12-month extended credit	865,1	650,6
		2 235,2	2 116,6

The effective rate of interest earned on the above receivables during the year under review is 12,8% (2006: 12,1%).

Foschini Limited and its subsidiaries

		2007 Rm	2006 Rm
12.	**SHARE CAPITAL**		
12.1	**Authorised**		
	200 000 (2006: 200 000) 6,5% cumulative preference shares of R2 each	0,4	0,4
	600 000 000 (2006: 600 000 000) ordinary shares of 1,25 cents each	7,5	7,5
		7,9	7,9

		Number of shares 2007	Number of shares 2006	2007 Rm	2006 Rm
12.2	**Issued**				
	Ordinary share capital				
	Ordinary shares of 1,25 cents each				
	Total in issue – company and group	240 498 241	240 498 241	3,0	3,0
	Shares held by subsidiary	(16 877 827)	(16 877 827)	(0,2)	(0,2)
	Shares held by share incentive trust	(11 667 877)	(11 049 675)	(0,1)	(0,1)
	Balance at the end of the year – company	240 498 241	240 498 241	3,0	3,0
	Balance at the end of the year – group	211 952 537	212 570 739	2,7	2,7
	Preference share capital				
	200 000 (2006: 200 000) 6,5% cumulative preference shares of R2 each			0,4	0,4
	Total issued share capital – company			3,4	3,4
	Total net issued share capital – group			3,1	3,1

12.3 **Unissued**

In terms of the provisions of the Companies Act No. 61 of 1973, and limited to the issuing of shares in terms of the company's obligations under the staff share incentive schemes, the unissued ordinary shares are under the control of the directors only until the forthcoming annual general meeting.

12.4 **Directors' interest**

At 31 March 2007, the directors had the following interests in the company's issued shares:

	Shares 000's	Options exercised 000's	Price per share R	Year of delivery	2007 Total 000's	2006 Total 000's
Non-executive						
E Osrin (beneficial)	100,0	–	–	–	100,0	100,0
D M Nurek (non-beneficial)	10,0	–	–	–	10,0	10,0
F Abrahams	–	–	–	–	–	–
S E Abrahams	–	–	–	–	–	–
L F Bergman	–	–	–	–	–	–
W V Cuba	–	–	–	–	–	–
N H Goodwin (beneficial)	27,0	–	–	–	27,0	27,0
	137,0	–			137,0	137,0
M Lewis (beneficial)	222,1	–	–	–	222,1	222,1
M Lewis (non-beneficial)	14 055,6	–	–	–	14 055,6	16 376,6
	14 277,7	–			14 277,7	16 598,7
Total non-executive	14 414,7	–			14 414,7	16 735,7

Foschini Limited and its subsidiaries

	Shares 000's	Options exercised 000's	Price per share R	Year of delivery	2007 Total 000's	2006 Total 000's
12. SHARE CAPITAL CONTINUED						
12.4 Directors' interest continued						
Executive						
D M Polak (beneficial)	1 188,0	–	–	–	1 188,0	1 038,0
D M Polak (non-beneficial)	212,0	–	–	–	212,0	212,0
D M Polak	–	–	36,00	2007	–	200,0
D M Polak	–	–	9,70	2007	–	302,5
D M Polak	–	479,2	6,35	2008	479,2	479,2
D M Polak	–	283,3	16,60	2008	283,3	283,3
D M Polak	–	200,0	18,80	2008	200,0	200,0
D M Polak	–	200,0	36,00	2009	200,0	200,0
D M Polak	–	302,5	9,70	2009	302,5	302,5
D M Polak	–	150,0	60,95	2009	150,0	–
D M Polak	–	283,3	16,60	2010	283,3	283,3
D M Polak	–	200,0	18,80	2010	200,0	200,0
D M Polak	–	200,0	36,00	2011	200,0	200,0
D M Polak	–	150,0	60,95	2011	150,0	–
D M Polak	–	150,0	60,95	2013	150,0	–
	1 400,0	2 598,3			3 998,3	3 900,8
R Stein (beneficial)	427,8	–	–	–	427,8	367,5
R Stein (non-beneficial)	275,7	–	–	–	275,7	275,7
R Stein	–	–	36,00	2007	–	90,0
R Stein	–	–	9,70	2007	–	143,3
R Stein	–	93,3	18,80	2008	93,3	93,3
R Stein	–	116,7	16,60	2008	116,7	116,7
R Stein	–	197,8	6,35	2008	197,8	197,8
R Stein	–	90,0	36,00	2009	90,0	90,0
R Stein	–	143,3	9,70	2009	143,3	143,3
R Stein	–	76,7	60,95	2009	76,7	–
R Stein	–	93,3	18,80	2010	93,3	93,3
R Stein	–	116,7	16,60	2010	116,7	116,7
R Stein	–	90,0	36,00	2011	90,0	90,0
R Stein	–	76,7	60,95	2011	76,7	–
R Stein	–	76,7	60,95	2013	76,7	–
	703,5	1 171,2			1 874,7	1 817,6
Total executive	2 103,5	3 769,5			5 873,0	5 718,4
Total	16 518,2	3 769,5			20 287,7	22 454,1

No changes have been advised since 31 March 2007.

Foschini Limited and its subsidiaries

	2007 Rm	2006 Rm

13. TREASURY SHARES

In terms of a special resolution passed at the annual general meeting of the company on 30 August 2006 shareholders renewed the approval, as a general authority, of the acquisition by the company or any of its subsidiaries, of the issued ordinary shares of the company, not exceeding 20% in aggregate in any one financial year. The general authority is subject to the Listings Requirements of the JSE Limited and the Companies Act No. 61 of 1973 of South Africa as amended, and is valid only until the company's next annual general meeting.

	Number of shares 2007	2006
Foschini Stores (Pty) Limited	16 877 827	16 877 827
The Foschini Share Incentive Trust	11 049 675	11 755 862
Balance at the beginning of the year	27 927 502	28 633 689
The Foschini Share Incentive Trust	5 270 714	5 450 064
Shares purchased during the year	5 270 714	5 450 064
The Foschini Share Incentive Trust	(4 652 512)	(6 156 251)
Shares delivered during the year	(4 652 512)	(6 156 251)
Foschini Stores (Pty) Limited	16 877 827	16 877 827
The Foschini Share Incentive Trust	11 667 877	11 049 675
Balance at the end of the year	28 545 704	27 927 502

As at 31 March 2007 a subsidiary, Foschini Stores (Pty) Limited, held 16 877 827 (2006: 16 877 827) shares, representing 7,0% (2006: 7,0%) of the company's share capital. The Foschini Share Incentive Trust held 11 667 877 (2006: 11 049 675) shares, representing 4,9% (2006: 4,6%) of the company's share capital.

14. RESERVES

14.1 Dividend reserve

A liability for cash dividends and the related STC charge is recognised in the period when the dividend is declared. An amount equal to dividends declared subsequent to the balance sheet date is transferred to the dividend reserve.

A final dividend of 170,0 (2006:140,0) cents per ordinary share was declared on 31 May 2007 payable on 16 July 2007. This will give rise to secondary taxation on companies of R45,0 million (net of relevant STC credits). In terms of IAS 10 no liability has been raised.

	2007 Rm	2006 Rm
	408,8	336,6

14.2 Hedging deficit

The hedging deficit comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

14.3 Share-based payments reserve

This comprises the cumulative fair value of options granted to employees after 7 November 2002.

Foschini Limited and its subsidiaries

	2007 Rm	2006 Rm
15. MINORITY INTEREST		
The Standard Bank of South Africa Limited (SBSA) increased its shareholding in the RCS financial services division from 25% to 35% during the current financial year.		
RCS Investment Holdings (Pty) Limited issued new shares during the year which resulted in a dilution in shareholding of 10% (refer note 32.5), thus taking SBSA's total shareholding to 35% at 31 March 2007, with the remaining 65% being held by the group.		
In addition, SBSA exercised their final option in respect of the remaining balance of 10% with effect from 1 April 2007.		
16. INTEREST-BEARING DEBT		
Unsecured fluctuating loans in terms of long-term bank facilities at prevailing interest rates	1 014,6	797,0
Included in interest-bearing debt is an amount of R389,7 million advanced by the Standard Bank of South Africa Limited (SBSA) to RCS Investment Holdings (Pty) Limited (RCSIH) and its subsidiaries in terms of a funding agreement between the parties. This funding agreement is not subject to any guarantee or security from Foschini Limited or any of its subsidiaries except RCSIH and accordingly can only be repaid out of the cash flows of RCSIH and its subsidiaries.		
The group's borrowing powers in terms of the articles of association of the company are unlimited.		
17. TRADE AND OTHER PAYABLES		
Trade payables	828,2	711,1
VAT payable	3,6	18,1
Other payables and accruals	307,3	249,3
	1 139,1	978,5

18. EMPLOYEE BENEFIT ACCRUALS

	Post-retirement medical aid Rm	Leave pay Rm	AIDS Rm	Total Rm
Balance at 1 April 2005	76,1	22,8	10,0	108,9
Accruals made during the year	4,0	–	–	4,0
Balance at 1 April 2006	80,1	22,8	10,0	112,9
Accruals made (utilised) during the year	4,0	(0,2)	–	3,8
Balance at 31 March 2007	**84,1**	**22,6**	**10,0**	**116,7**

Further details in respect of post-retirement medical aid benefits are included in note 29.5.

Foschini Limited and its subsidiaries

19. FINANCIAL INSTRUMENTS

19.1 Foreign currency management

Operating subsidiaries undertake transactions denominated in foreign currencies and hence exposure to exchange rate fluctuations arise. Exchange rate exposure is hedged through the use of forward exchange contracts. Refer to note 21 for details.

19.2 Credit risk management

Credit risk arises on cash equivalents, investments, loans, participation in export partnerships, private label card receivables, loan receivables and trade receivables – retail. The risk on cash equivalents and investments is managed through dealing with well-established financial institutions with high credit standing. The risk arising on trade receivables – retail, loans and private label card receivables is managed through a stringent group policy on the granting, continual review and monitoring of credit sales and loan advances. A company listed on the JSE Limited has warranted certain important cash flow aspects of the subsidiary companies' participation in export partnerships.

At 31 March 2007 the group did not consider there to be any significant concentration of credit risk in respect of which adequate impairment had not been raised. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet.

19.3 Cash flow and liquidity risk management

The risk is managed through cash flow forecasts and ensuring that adequate borrowing facilities are maintained. In terms of the articles of association, the group's borrowing powers are unlimited.

19.4 Fair values of financial instruments

At 31 March 2007 the carrying amounts of cash on hand and in bank, trade receivables – retail and trade and other payables approximate their fair values due to their short-term maturities. The fair value of loans and other receivables approximate their carrying value as disclosed on the balance sheet. The fair value of interest-bearing debt approximates its disclosed carrying value.

The cash flows from the participation in export partnerships (note 8), to be received by the subsidiary companies have not been discounted. For fair presentation purposes, any impairment to the participation in export partnerships will result in a corresponding reduction in the related deferred taxation liability and thus there would be no impact on the net cash flow statement and the income statement of the subsidiary companies.



19. FINANCIAL INSTRUMENTS CONTINUED

19.5 Interest rate management

The group is exposed to interest rate risk as it both borrows and invests funds. This risk is managed by maintaining an appropriate mix of fixed and floating rate instruments with reputable financial institutions.

In addition, the RCS financial services division enters into interest rate swap contracts for the purposes of cash flow hedging since the loan receivables largely bear interest at fixed rates whilst borrowings bear interest at variable rates.

The effective rates on financial instruments at 31 March 2007 are disclosed in the applicable notes to the financial statements. The terms of maturity are set out below:

	1 year or less Rm	1 year to 5 years Rm	Non-interest bearing Rm	**2007 Total Rm**
Assets				
Cash	69,1			69,1
Trade receivables – retail	865,1		1 370,1	2 235,2
Private label card receivables	671,7	155,0		826,7
Other receivables and prepayments	0,9		185,7	186,6
Participation in export partnerships			111,1	111,1
Loans		2,9		2,9
Loan receivables	160,2	706,3		866,5
Preference share investment		200,0		200,0
Total financial assets	1 767,0	1 064,2	1 666,9	4 498,1
Liabilities				
Interest-bearing debt		1 014,6		1 014,6
Operating lease liability			121,0	121,0
Short-term loans	5,9			5,9
Trade and other payables			1 139,1	1 139,1
Employee benefit accruals			116,7	116,7
Total financial liabilities	5,9	1 014,6	1 376,8	2 397,3
Net financial assets	1 761,1	49,6	290,1	2 100,8

Foschini Limited and its subsidiaries

19.5 **Interest rate management (continued)**

	1 year or less Rm	1 year to 5 years Rm	Non-interest bearing Rm	2006 Total Rm
Assets				
Cash	62,5			62,5
Trade receivables – retail	650,6		1 466,0	2 116,6
Private label card receivables	390,0	90,1		480,1
Other receivables and prepayments	1,3		96,3	97,6
Participation in export partnerships			117,1	117,1
Loans		4,1		4,1
Loan receivables	319,9	497,6		817,5
Preference share investment	200,0			200,0
Total financial assets	1 624,3	591,8	1 679,4	3 895,5
Liabilities				
Interest-bearing debt		797,0		797,0
Operating lease liability			113,3	113,3
Short-term loans	8,0			8,0
Trade and other payables			978,5	978,5
Employee benefit accruals			112,9	112,9
Total financial liabilities	8,0	797,0	1 204,7	2 009,7
Net financial assets (liabilities)	1 616,3	(205,2)	474,7	1 885,8

20. POST-BALANCE SHEET EVENT

Besides the acquisition by the Standard Bank of South Africa Limited of a further 10% share in RCS Investment Holdings (Pty) Limited on 1 April 2007, no other significant events took place between the end of the financial year under review, and the date of signature of these financial statements. Refer note 15.

	2007 Rm	2006 Rm
21. COMMITMENTS AND CONTINGENT LIABILITIES		
Capital commitments		
Authorised	–	26,5

Forward exchange commitments

The group had forward exchange contracts in various currencies in respect of future commitments, which do not relate to specific balance sheet items. At 31 March 2007 these amounted to:

	Foreign currency 000's	Rand equivalent (at forward cover rate) R'000
US Dollar	24 611	181 396
Euro	190	1 850
British Pound	130	1 856
		185 102

Contingent liabilities

There are no known contingent liabilities requiring disclosure.

Foschini Limited and its subsidiaries

	2007 Rm	2006 Rm
22. REVENUE		
Retail turnover	7 230,0	6 432,1
Interest received (refer note 23)	873,8	644,1
Dividends received – retail	22,8	13,4
Merchants' commission – RCS financial services	36,2	47,9
Club income	96,1	87,0
Insurance income – retail	35,5	26,7
Insurance income – RCS financial services	66,9	55,5
	8 361,3	7 306,7
23. INTEREST RECEIVED		
Trade receivables – retail	299,3	253,0
Loan receivables	336,5	287,0
Private label card receivables	237,0	100,2
Sundry – RCS financial services	1,0	3,9
	873,8	644,1
24. OPERATING PROFIT BEFORE FINANCE CHARGES		
Operating profit before finance charges has been arrived at after taking account of:		
Net trading expenses		
– depreciation and amortisation	(174,1)	(148,9)
– employee costs: normal	(920,9)	(813,9)
– employee costs: bonuses and restraint payments	(24,4)	(51,9)
– employee costs: share-based payments	(19,2)	(19,0)
– store occupancy costs: normal	(512,7)	(459,6)
– store occupancy costs: operating lease liability adjustment	(7,7)	6,8
– other operating costs	(620,2)	(545,0)
– other income	234,7	217,1
	(2 044,5)	(1 814,4)
The following disclosable amounts are included above:		
Auditors' remuneration		
– audit fees	2,8	1,8
– fees for other services	0,1	0,3
Donations to Foschini Foundation	–	10,0
Loss on sale of property, plant and equipment	(0,1)	(1,6)
Retirement fund expenses	79,7	69,4
Receivables impairment	297,4	204,7

Foschini Limited and its subsidiaries

	2007 Rm	2006 Rm
25. INCOME TAX EXPENSE		
South African current taxation		
– current year	550,7	427,4
– prior year under (over) provision	6,6	(4,0)
– secondary tax on companies	59,3	58,3
– capital gains tax	0,4	–
South African deferred taxation		
– current year	(34,4)	(3,7)
– prior year (under) over provision	(7,0)	4,0
– secondary tax on companies	6,6	(9,8)
Non-South African current taxation		
– current year	7,9	5,8
– prior year under provision	0,1	0,1
Non-South African deferred taxation		
– current year	0,1	1,1
	590,3	479,2
	%	%
Reconciliation of tax rate		
Effective tax rate	33,1	32,2
Exempt income	0,4	0,6
Non-deductible expenditure	(0,7)	(0,5)
Non-South African tax rate	(0,1)	(0,1)
Secondary tax on companies and withholding tax on dividends	(3,7)	(3,2)
South African statutory rate	29,0	29,0



Foschini Limited and its subsidiaries

	2007 Rm	2006 Rm
26. EARNINGS PER SHARE		
26.1 Basic and headline earnings per share		
The calculation of basic earnings per share at 31 March 2007 was based on profit for the year attributable to ordinary shareholders of Foschini Limited of R1 119,2 (2006: R986,9) million divided by the weighted average number of ordinary shares as follows:		
Profit attributable to equity holders of Foschini Limited	1 119,2	986,9
Headline earnings	1 119,2	986,9
Weighted average number of ordinary shares in issue	209 493 784	213 134 827
Earnings per ordinary share (cents)	534,2	463,0
Headline earnings per ordinary share (cents)	534,2	463,0
26.2 Diluted earnings per share		
The calculations of diluted earnings per share and diluted headline earnings per share at 31 March 2007 was based on profit for the year attributable to ordinary shareholders of Foschini Limited of R1 119,2 (2006: R986,9) million divided by the fully diluted weighted average number of ordinary shares as follows:		
Weighted average number of ordinary shares as above	209 493 784	213 134 827
Number of shares that would have been issued for no consideration	7 895 952	6 362 895
Weighted average number of ordinary shares used for dilution	217 389 736	219 497 722
27. OPERATING LEASE OBLIGATION		
The group leases most of its trading premises under operating leases.		
Leases on trading premises are contracted for periods of between five and ten years, with renewal options for a further five years, wherever possible. The lease agreements for certain stores provide for a minimum annual rental payment and additional payments determined on the basis of turnover. Turnover rentals, where applicable, average approximately 4,5% of turnover. Rental escalations vary, but average at a rate of approximately 8% per annum.		
At 31 March, future non-cancellable minimum lease rentals are as follows:		
Less than 1 year	534,1	471,8
More than 1 year and less than 5 years	1 253,9	1 338,0
More than 5 years	255,2	114,1
28. OPERATING LEASE ADJUSTMENT		
During the course of the year, the straight-line model used to calculate the operating lease liability was reassessed. This resulted in an adjustment of R145 million (net of deferred taxation) to retained earnings as at 31 March 2005. The effect of the reassessment on the prior year income statement is insignificant and accordingly, comparatives have not been restated.		

Foschini Limited and its subsidiaries

	2007	2006

29. EMPLOYEE BENEFITS

29.1 Share incentive scheme

Certain employees of the group participate in the share incentive scheme. The scheme rules provide that delivery and payment for the shares take place in three equal tranches on the second, fourth and sixth anniversary of the date on which the options were exercised.

The fair value of options granted and exercised after 7 November 2002 was determined using a binomial option-pricing model. The assumptions used in determining the fair value are as follows:

Options granted and exercised during the financial year ending 31 March

	2007	2006
Exercise price	R43,59 to R69,01	R36,36 to R52,41
Expected volatility	29,0% to 32,9%	27,0% to 32,7%
Expected dividend yield	3,6% to 3,9%	3,5%
Risk-free interest rate	7,3% to 8,6%	7,1% to 8,0%

The group recognised total expenses of R19,2 (2006: R19,0) million related to these equity-settled share-based payment transactions during the year.

Details of the share options outstanding at the end of the year are set out below.

		Number of share options 2007	2006
Foschini Staff Share Incentive Scheme (1990)			
Options granted, but not exercised at 1 April		19 009	38 018
Options exercised during the year		(19 009)	(19 009)
Options granted, but not exercised at 31 March		–	19 009
Foschini 1997 Share Option Scheme			
Options exercised, subject to future delivery, at 1 April		17 041 730	23 063 718
Options exercised during the year, subject to future delivery		4 431 947	115 254
Options delivered during the year		(4 633 503)	(6 137 242)
Options exercised, subject to future delivery, at 31 March		16 840 174	17 041 730
Options will be delivered during the following financial years:			
Year	Average price		
2008	R13,08	4 362 051	
2009	R34,49	5 086 927	
2010	R18,26	2 365 039	
2011	R47,86	3 305 385	
2012	R39,85	101 670	
2013	R60,21	1 619 102	
		16 840 174	
Both schemes are administered by The Foschini Share Incentive Trust which holds shares in Foschini Limited as follows:			
Shares held at the beginning of the year		11 049 675	11 755 862
Options exercised during the year		(19 009)	(19 009)
Shares delivered during the year		(4 633 503)	(6 137 242)
Shares purchased during the year		5 270 714	5 450 064
Shares held at the end of the year		11 667 877	11 049 675

29. EMPLOYEE BENEFITS CONTINUED

29.2 **Housing loans**

Refer note 5.

29.3 **Retirement funds**

Foschini Group Retirement Fund: Defined contribution plan

The Foschini Group Retirement Fund, which is governed by the provisions of the Pension Funds Act No. 24 of 1956, is a defined contribution plan. It provides comprehensive retirement and associated benefits for members and their dependants. All permanent employees of wholly-owned subsidiaries of Foschini Limited, excluding those that are members of the Namflex or Swaziland Funds, are members of the retirement fund.

An actuarial valuation of the fund was performed as at 31 December 2003, in which the valuator reported that the fund was in a sound financial position. In addition, the Registrar of Pension Funds has recorded the fund as a nil scheme submission as there was no actuarial surplus to apportion as at the surplus apportionment date being 31 December 2003. The actuarial valuation as at 31 December 2006 is due to be performed during the 2008 financial year.

Investment Solutions Pension Fund: Defined contribution plan

All employees above an annually determined pensionable salary threshold pay 7,5% of their above-threshold earnings as contributions into this fund, which is an umbrella retirement funding arrangement.

Investment Solutions Provident Fund: Defined contribution plan

All employees above an annually determined pensionable salary threshold have an option of paying 1,5% of their earnings as contributions into this fund.

Liberty Life Provident Fund: Defined contribution plan

Employees of RCS Investment Holdings (Pty) Ltd, a non wholly-owned subsidiary, are not members of The Foschini Group Retirement Fund, but receive comparable benefits from the Liberty Life Provident Fund.

Namflex Pension Fund: Defined contribution plan

All permanent employees in Namibia under normal retirement age are required to be members of the Namflex Pension Fund. This fund is a money purchase arrangement whereby the members pay 7,5% of their pensionable salary as contributions towards retirement benefits.

Swaziland Provident Fund: Defined contribution plan

All permanent employees in Swaziland under normal retirement age are required to be members of the Swaziland Provident Fund, whereby members pay 7,5% of their pensionable salary as contributions to this fund.

The employers and the members make like contributions in respect of retirement benefits. In addition, the employers cover death and disability benefits, reinsurance and administration and management costs.

	Number of members		Contributions	
	2007	2006	**2007**	2006
Summary per fund:			**Rm**	Rm
The Foschini Group Retirement Fund	9 326	8 196	69,7	61,7
Namflex Pension Fund	207	188	1,2	1,0
Swaziland Pension Fund	9	8	–	–
Liberty Life Provident Fund	216	173	4,5	2,9
Investment Solutions Pension Fund	119	114	3,1	2,7
Investment Solutions Provident Fund	123	119	1,2	1,1
	10 000	8 798	79,7	69,4

Foschini Limited and its subsidiaries

29.4 **Medical aid**

The Foschini Group Medical Aid Scheme: Defined benefit plan

The company and its wholly-owned subsidiaries operate a defined benefit medical aid scheme for the benefit of their permanent employees (excluding those employed in Namibia). Membership of the scheme is voluntary, except for senior employees. Total membership currently stands at 2 246 principal members.

These costs are charged against income as incurred and amounted to R18,2 (2006: R18,2) million, with employees contributing a further R18,2 million to the fund.

In respect of the year ended 31 December 2006, the scheme earned contributions of R37,7 million and reflected a net surplus of R1,6 million after the deduction of all expenses.

The fund had net assets totalling R37,9 million. The projected surplus in respect of the year ending 31 December 2007 is R0,6 million.

Bankmed Medical Aid Scheme: Defined benefit plan

Permanent employees in Namibia are voluntary members of the Bankmed Medical Aid Scheme. These costs are charged against income as incurred and amounted to R0,5 (2006: R0,5) million, with employees contributing a further R0,5 million to the fund. There are currently 80 members of this fund.

Ingwe Health Plan: Defined benefit plan

An external medical aid scheme, Ingwe Health Plan, is also available to group employees and is subsidised by the group in the same way as the schemes mentioned above. The plans offered cater for lower income earners, and 201 employees are currently members. Costs charged to income total R1,3 million.

Discovery Health: Defined benefit plan

All permanent staff of RCS Investment Holdings (Pty) Ltd, a non-wholly-owned subsidiary are required to become members of their choice of the medical plans offered by Discovery Health.

These costs are charged against income as incurred and amounted to R1,8 million. Total membership currently stands at 190 principal members.

29.5 **Post-retirement medical aid**

Qualifying retired employees are entitled to medical aid benefits, which have been fully provided for (refer note 18). The cost of providing post-retirement medical aid has been determined in accordance with IAS 19 and the charge against income for the year was R4,0 (2006: R4,0) million.

The principal assumptions at the last valuation date, being 31 March 2006 were as follows:

Net discount rate	2%
Withdrawal rates	0% – 24%
Normal retirement age	60 – 65 years

29.6 **Other**

Group employees and pensioners are entitled to a discount on purchases made at stores within the group.



Foschini Limited and its subsidiaries

	Fees R'000	Remuneration R'000	Pension fund R'000	Travel allowance R'000	Other benefits* R'000	Performance bonus** R'000	2007 Total R'000	2006 Total R'000
30. DIRECTORS' REMUNERATION								
Non-executive								
E Osrin	712,5	–	–	–	–	–	712,5	
D M Nurek	236,3	–	–	–	–	–	236,3	
F Abrahams	178,7	–	–	–	–	–	178,7	
S E Abrahams	201,2	–	–	–	–	–	201,2	
L F Bergman	135,0	–	–	–	–	–	135,0	
W V Cuba	135,0	–	–	–	–	–	135,0	
N H Goodwin	158,8	–	–	–	–	–	158,8	
M Lewis	130,0	–	–	–	–	–	130,0	
Total	1 887,5	–	–	–	–	–	1 887,5	
Executive								
D M Polak	–	3 110,8	286,0	269,9	184,3	–	3 851,0	
R Stein	–	1 519,6	158,1	206,9	97,8	–	1 982,4	
Total	–	4 630,4	444,1	476,8	282,1	–	5 833,4	
Total remuneration 2007	1 887,5	4 630,4	444,1	476,8	282,1	–	7 720,9	
Non-executive								
E Osrin	525,0	–	–	–	–	–		525,0
D M Nurek	163,8	–	–	–	–	–		163,8
F Abrahams	127,5	–	–	–	–	–		127,5
S E Abrahams	141,2	–	–	–	–	–		141,2
L F Bergman	107,5	–	–	–	–	–		107,5
W V Cuba	107,5	–	–	–	–	–		107,5
N H Goodwin	120,0	–	–	–	–	–		120,0
M Lewis	100,0	–	–	–	–	–		100,0
Total	1 392,5	–	–	–	–	–		1 392,5
Executive								
D M Polak	–	2 849,9	269,8	233,6	133,8	4 099,4		7 586,5
R Stein	–	1 383,3	149,8	193,4	64,9	1 951,7		3 743,1
Total	–	4 233,2	419,6	427,0	198,7	6 051,1		11 329,6
Total remuneration 2006	1 392,5	4 233,2	419,6	427,0	198,7	6 051,1		12 722,1

* Other benefits include medical aid and group life cover.

** The performance bonus relates to the results for the 2006 financial year.

In accordance with the requirements of IFRS 2, the fair value of share options granted to employees is expensed in the income statement over the term of the option. An amount of R2,5 (2006: R2,8) million and R1,1 (2006: R1,2) million was recognised in respect of options granted to Messrs D M Polak and R Stein respectively.

Foschini Limited and its subsidiaries

	2007 Rm	2006 Rm
31. RELATED-PARTY TRANSACTIONS		
Shareholders		
An analysis of the principal shareholders of the company is provided in the Shareholdings section of the annual report. For details of directors' interests refer to note 12.4.		
Subsidiaries		
During the year, in the ordinary course of business, certain companies within the group entered into arm's length transactions. These intragroup transactions have been eliminated on consolidation.		
Other related parties		
The Foschini Group Retirement Fund		
The Foschini Group Retirement Fund is administered by Foschini Retail Group (Pty) Ltd, a subsidiary of Foschini Limited.		
Administration fee earned from The Foschini Group Retirement Fund	1,3	1,3

An executive director of Foschini Limited (Mr R Stein) is also a trustee of the Foschini Group Retirement Fund.

RCS Home Loans (Pty) Ltd
RCS Investment Holdings (Pty) Ltd, a subsidiary of Foschini Limited, is the holding company of RCS Home Loans (Pty) Ltd. RCS Home Loans (Pty) Ltd is party to a joint venture agreement with South African Home Loans (Pty) Ltd.

The results of this joint venture have not been consolidated in the current financial year as the group does not control this entity.

Directors
Remuneration
Details relating to executive and non-executive directors' remuneration are disclosed in note 30.

Interest of directors in contracts
No directors have any interests in contracts.

Executive directors are bound by service contracts.

Loans to directors
No loans have been made to directors.

Employees
Details relating to the share incentive scheme are disclosed in note 29.1.

Key management personnel
Key management personnel are those having authority and responsibility for planning, directing and controlling activities, directly or indirectly, including any director of that entity. Directors and associates of all subsidiary companies, excluding those who are also executive directors of the company, have been classified as key management personnel. No key management personnel had a material interest in any contract of significance with any group company during the year under review.

Remuneration paid to key management personnel is as follows:

	2007 Rm	2006 Rm
Remuneration	49,5	49,4
Pension fund	5,3	5,3
Travel allowance	7,4	6,9
Other benefits	1,8	1,5
Performance bonus	4,5	27,6
Fair value of share options granted*	16,9	16,7
Gain from sale of RCS Investment Holdings (Pty) Ltd shares	–	92,3
Total remuneration	85,4	199,7

* The fair value of options granted is the annual expense determined in accordance with IFRS 2 Share-based payments.

Foschini Limited and its subsidiaries

		2007 Rm	2006 Rm
32.	**CASH FLOW**		
32.1	**Operating profit before working capital changes**		
	Profit before tax	1 782,3	1 488,2
	Adjusted for:		
	– interest received	(873,8)	(644,1)
	– interest paid	104,7	79,1
	– dividends received	(22,8)	(13,4)
	– depreciation and amortisation	174,1	148,9
	– share-based payments	19,2	19,0
	– operating lease liability	7,7	(6,8)
	– loss on sale of property, plant and equipment	0,1	1,6
	Operating profit before working capital changes	1 191,5	1 072,5
32.2	**Working capital changes**		
	– increase in inventory	(176,2)	(190,1)
	– increase in trade and other receivables	(207,6)	(360,9)
	– increase in trade and other payables	161,9	22,7
	– increase in employee benefit accruals	3,8	4,0
	Increase in working capital	(218,1)	(524,3)
32.3	**Reconciliation of taxation paid**		
	– amount unpaid at the beginning of the year	(327,9)	(304,5)
	– current year provision	(625,0)	(487,6)
	– amount unpaid at the end of the year	234,7	327,9
		(718,2)	(464,2)
32.4	**Reconciliation of dividends paid**		
	– dividends declared during the year	(500,6)	(388,8)
	– dividends paid by subsidiary to outside shareholders	(51,6)	(23,9)
		(552,2)	(412,7)
32.5	**Proceeds on dilution of interest in subsidiary**		
	As part of the agreement entered into with the Standard Bank of South Africa Limited (SBSA) (refer note 15), RCS Investment Holdings (Pty) Limited issued further shares, all of which were acquired by SBSA. This resulted in a further dilution of 10%.		
	The cash flow effects of the acquisition by SBSA of this further 10% are reflected below.		
	SBSA's holding in this subsidiary at 31 March 2007 was 35%.		
	Purchase consideration	183,3	263,8
	Fair value of net assets	71,2	74,7
	Profit on dilution	112,1	189,1
	Proceeds on dilution of interest in subsidiary	183,3	263,8

Foschini Limited and its subsidiaries

33. RECLASSIFICATION

In addition to the operating lease adjustment (refer note 28), certain comparative figures have been restated in order to improve disclosure. These adjustments have no effect on comparative earnings.

The effect on the comparative balance sheet is as follows:

	2006 Rm
Net decrease in assets	
Increase in property, plant and equipment (a)	53,6
Increase in goodwill and intangible assets (b)	1,0
Decrease in deferred tax asset (refer note 28)	(59,8)
Increase in inventory (c)	25,9
Decrease in other receivables and prepayments	(84,3)
	(63,6)
Net decrease in equity and liabilities	
Increase in equity (refer note 28)	145,0
Decrease in operating lease liability (refer note 28)	(204,8)
Decrease in trade and other payables (d)	(3,8)
	(63,6)

(a) The increase in property, plant and equipment is as a result of a reclassification of assets under construction which were previously classified in other receivables and prepayments.

(b) The increase in goodwill and intangible assets is as a result of a client list erroneously included as part of other receivables and prepayments.

(c) The increase in inventory is as a result of reclassifying shopfitting stock and consumables which were previously included in other receivables and prepayments.

(d) The decrease in trade and other payables is as a result of the reclassification of a receivable erroneously included in liabilities in 2006.

34. ACCOUNTING STANDARDS AND INTERPRETATIONS TO BE ADOPTED IN FUTURE YEARS

There are Standards and Interpretations in issue that are not yet effective. These include the following Standards and Interpretations that are applicable to the group and may have an impact on future financial statements:

IFRS 7 Financial instruments: Disclosures and the amendments to IAS 1 Presentation of financial statements: Capital disclosures

The disclosures provided in respect of financial instruments and share capital in the financial statements for the year ending 31 March 2008, as well as comparative information, will be compliant with IFRS 7 and amended IAS 1.

These statements require additional disclosure about the significance of financial instruments for an entity's financial position and performance, and qualitative and quantitative disclosures of the nature and extent of risks, as well as the entity's objectives, policies and processes for managing capital.

IFRS 8 Segmental reporting

This statement which will be applicable to the group for the year ending 31 March 2010, requires significant additional disclosures as it extends the scope of segmental reporting.

IFRIC 8 Scope of IFRS 2 Share-based payments

This interpretation addresses the accounting for share-based payment transactions in which some or all goods or services rendered cannot be specifically identified. IFRIC 8 will be retrospectively applied to the financial statements for the year ending 31 March 2008, but is not expected to have a material impact.

IFRIC 10 Interim financial reporting and impairment

IFRIC 10 prohibits the reversal of an impairment loss recognised in a previous interim period in respect of goodwill, an investment in an equity instrument classified as available-for-sale or a financial asset carried at cost. IFRIC 10 will be prospectively applied to the financial statements for the year ending 31 March 2008.

Foschini Limited
Balance Sheet

	Note	2007 Rm	2006 Rm
ASSETS			
Non-current assets			
Investment in preference shares		200,0	–
Interest in subsidiaries	Appendix 1	1 880,7	2 512,1
Deferred taxation		3,3	9,8
		2 084,0	2 521,9
Current assets			
Interest in subsidiaries	Appendix 1	821,6	658,3
Other receivables		4,4	–
Cash and cash equivalents		0,2	-
		826,2	658,3
Total assets		2 910,2	3 180,2
EQUITY AND LIABILITIES			
Capital and reserves			
Share capital	12.2	3,4	3,4
Share premium		498,7	498,7
Dividend reserve	14.1	408,8	336,6
Distributable reserve		1 964,7	2 323,2
		2 875,6	3 161,9
Current liabilities			
Other payables		17,1	16,7
Bank overdraft		–	0,1
Taxation payable		17,5	1,5
		34,6	18,3
Total equity and liabilities		2 910,2	3 180,2
Guarantee: The company has guaranteed the overdraft facilities of subsidiary companies. The amounts utilised amounted to		751,0	988,8



Foschini Limited

as at 31 March

Foschini Limited
Income Statement

	2007 Rm	2006 Rm
Profit before taxation*	343,8	360,3
Taxation – current year	52,9	13,2
Profit attributable to ordinary shareholders after taxation	290,9	347,1
* after taking account of:		
Dividends received – subsidiary companies	275,0	337,8
– preference	16,9	25,4

Statement of Changes in Equity

	2007 Rm	2006 Rm
Equity at the beginning of the year	3 161,9	3 252,5
Profit for the year	290,9	347,1
Dividends paid	(577,2)	(437,7)
Equity at the end of the year	2 875,6	3 161,9



Foschini Limited
Appendix 1: Subsidiary Companies

Name of Subsidiary	Note	Issued share capital R	2007 Cost Rm	2006 Cost Rm	2007 Indebtedness Rm	2006 Indebtedness Rm
Trading Subsidiaries						
Foschini Retail Group (Pty) Ltd	2, 3, 8	2	102,5	102,5	2 477,2	1 420,2
Retail Credit Solutions (Pty) Ltd	2, 8	18 200	–	–	–	8,3
What U Want To Wear (Pty) Ltd	2	66 200	0,1	0,1	–	–
Markhams (Pty) Ltd	2, 7	1	–	–	–	1 223,0
Fashion Retailers (Pty) Ltd	4	250 006	0,2	0,2	–	–
Foschini Finance (Pty) Ltd	2, 7	6	–	–	–	214,8
Foschini Stores (Pty) Ltd	2,7	1	–	–	121,5	–
Foschini Botswana (Pty) Ltd	6	636 900	0,6	0,6	–	–
Foschini Swaziland (Pty) Ltd	5	2	–	–	–	–
Foschini Investments (Pty) Ltd	2, 7	10	–	–	–	200,0
Total trading subsidiaries			103,4	103,4	2 598,7	3 066,3
Other*			1,1	1,1	(0,9)	(0,4)
Total			104,5	104,5	2 597,8	3 065,9
Summary						
Investment in shares at cost					104,5	104,5
Amounts owing by subsidiaries – non-current portion					1 776,2	2 407,6
Total non-current portion					1 880,7	2 512,1
Amounts owing by subsidiaries – current portion					821,6	658,3
Total interest in subsidiaries					2 702,3	3 170,4

Notes

1. The company owns, directly or indirectly, all the ordinary shares in the subsidiaries listed above.
2. Incorporated in South Africa
3. Included is an amount of R102,5 (2006: R102,5) million representing the fair value of 102 500 R1 preference shares issued 28 February 2002 – directors' valuation at 31 March 2007: R102,5 (2006: R102,5) million.
4. Incorporated in Namibia
5. Incorporated in Swaziland
6. Incorporated in Botswana
7. These loans to subsidiaries are unsecured, interest free and no fixed date for repayment has been determined.
8. These loans to subsidiaries are unsecured, interest free until 30 June 2007 and repayable in annual instalments on 30 June of each year, dependent on profits of the previous financial year.

* A schedule of these details is available on request.

Foschini Limited
Appendix 2: Related-party Information

	2007 Rm	2006 Rm
Loans to and from related parties are disclosed in appendix 1.		
Interest was received from the following related party:		
Foschini Retail Group (Pty) Limited	56,0	–
Dividends were received from the following related parties:		
Retail Credit Solutions (Pty) Limited	158,3	275,6
Foschini Retail Group (Pty) Limited	53,5	7,5
Foschini Investments (Pty) Limited	8,0	13,6
Foschini Finance (Pty) Limited	9,9	10,4
Sport Scene (Pty) Limited	0,5	–
Pages Stores (Pty) Limited	4,3	–
Foschini Stores (Pty) Limited	40,5	30,7
	275,0	337,8
Preference dividends were received from the following related party:		
Foschini Retail Group (Pty) Limited	6,5	6,8
Dividends were paid to the following related parties:		
Foschini Stores (Pty) Limited	40,5	30,7
The Foschini Share Incentive Trust	36,1	19,7
	76,6	50,4



Analysis of Shareholdings at 31 March 2007

Spread analysis	Number of shareholdings	% of total	Number of shares held	Percentage of shares in issue
1 – 1 000 shares	2 567	48,0	1 258 686	0,5
1 001 – 10 000 shares	2 018	37,7	6 663 054	2,8
10 001 – 100 000 shares	493	9,2	16 569 444	6,9
100 001 – 1 000 000 shares	224	4,2	71 970 462	29,9
1 000 001 shares and over	47	0,9	144 036 595	59,9
	5 349	100,0	240 498 241	100,0

Distribution of shareholdings

Category	Number of shareholdings	% of total	Number of shares held	Percentage of shares in issue
Banks	89	1,7	46 273 256	19,2
Companies	415	7,7	44 286 188	18,4
Insurance Companies	38	0,7	7 756 426	3,2
Mutual Funds	194	3,6	50 432 424	21,0
Nominee Companies and Trusts	1 117	20,9	30 405 195	12,7
Pension and Provident Funds	261	4,9	48 415 733	20,1
Individuals	3 235	60,5	12 929 019	5,4
	5 349	100,0	240 498 241	100,0

Beneficial shareholdings greater than 5%

Beneficial interests – direct and indirect – as per share register and information supplied by nominee companies as at 31 March 2007	Holding	Percentage
Foschini Stores (Pty) Ltd	16 877 827	7,0
Public Investment Corporation	16 021 007	6,7
Lewis family	14 277 725	5,9
	47 176 559	19,6

Fund managers' holdings greater than 5%

According to disclosures made, the following fund managers administered client portfolios which included more than 5% of the company's issued shares	Holding	Percentage
Investec Asset Management (SA)	43 511 894	18,1
Old Mutual Asset Managers (SA)	11 966 863	5,0
	55 478 757	23,1

Shareholding spread

Category	Number of beneficial shareholdings	% of total	Number of shares held	Percentage of shares in issue
Public	5 310	99,3	191 523 241	79,6
Directors	36	0,7	20 429 296	8,5
Trustees	2	–	11 667 877	4,9
Subsidiary	1	–	16 877 827	7,0
Total	5 349	100,0	240 498 241	100,0

Shareholdings

Foschini Limited

Administration

Foschini Limited
Reg. No. 1937/009504/06
JSE codes: FOS – FOSP
ISIN: ZAE000031019 – ZAE000031027

Attorneys

Edward Nathan Sonnenbergs

Auditors

KPMG Inc.

Head Office

Stanley Lewis Centre, 340 Voortrekker Road
Parow East 7500
South Africa
Telephone +27 (0) 21 938-1911

Principal Banker

First Rand Bank Limited

Registered Office

Stanley Lewis Centre, 340 Voortrekker Road
Parow East 7500
South Africa

Secretary

D Sheard BComm, CA(SA)

Stanley Lewis Centre, 340 Voortrekker Road
Parow East 7500
South Africa

PO Box 6020, Parow East 7501
South Africa

Sponsor

UBS South Africa (Pty) Ltd
64 Wierda Road East, Wierda Valley,
Sandton 2196
South Africa

Transfer Secretaries

Computershare Investor Services 2004 (Pty) Limited
9th Floor, 70 Marshall Street
Johannesburg 2001
South Africa

PO Box 61051
Marshalltown 2107
South Africa
Telephone +27 (0) 11 370 5000

United States ADR Depositary

The Bank of New York,
620 Ave. of the Americas
New York, NY 10011

Website

http://www.foschinigroup.com/



Financial Calendar

Financial year end	31 March 2007
Annual report	31 July 2007
Annual general meeting (70th)	5 September 2007
Interim profit announcement	30 October 2007
Dividend payments	
Ordinary	
– final	July 2007
– interim	January 2008
Preference	
– interim	September 2007
– final	March 2008

Administration and Financial Calendar

Foschini Limited

JSE code: FOS ISIN: ZAE000031019

Incorporated in the Republic of South Africa (Reg. No. 1937/009504/06)

Notice is hereby given that the seventieth Annual General Meeting of shareholders of FOSCHINI LIMITED will be held at Stanley Lewis Centre, Voortrekker Road, Parow East, Cape Town on Wednesday, 5 September 2007 at 12h15 for the following purposes:

Ordinary resolution number 1

To receive and adopt the annual financial statements of the company and the group for the year ended 31 March 2007.

Ordinary resolution number 2

To reappoint KPMG Inc. as auditors of the company until the following Annual General Meeting, and to authorise the directors to determine their remuneration for the past year.

Ordinary resolution number 3

To re-elect Mr S E Abrahams who is retiring by rotation as an independent non-executive director, in accordance with the provisions of the articles of association of the company; Mr Abrahams being eligible, offers himself for re-election as an independent non-executive director.

S E Abrahams (68)
Sam Abrahams has been an independent non-executive director of the company since 1998. He is the chairman of the audit committee and a member of the nominations committee.

Ordinary resolution number 4

To re-elect Mr W V Cuba who is retiring by rotation as an independent non-executive director, in accordance with the provisions of the articles of association of the company; Mr Cuba being eligible, offers himself for re-election as an independent non-executive director.

W V Cuba (52)
Vuli Cuba has been an independent non-executive director of the company since 1998.

Ordinary resolution number 5

To re-elect Mr L F Bergman who is retiring by rotation as a non-executive director, in accordance with the provisions of the articles of association of the company; Mr Bergman being eligible, offers himself for re-election as a non-executive director.

Mr L F Bergman (63)
Leslie Bergman has been a non-executive director of the company since 2002.

Ordinary resolution number 6

To re-elect Mr A D Murray who was appointed as an executive director on 2 April 2007, in accordance with the provisions of the articles of association of the company; Mr Murray being eligible, offers himself for re-election as an executive director.

Mr A D Murray (50)
Doug Murray joined the group in 1985 and was appointed to the operating board in 1998. He was appointed as an executive director on 2 April 2007.

Ordinary resolution number 7

"Resolved that, the rules of The Foschini 2007 Share Incentive Scheme, as tabled at this Annual General Meeting and initialled by the Chairman for purposes of identification be and are hereby approved and adopted by the group."

The salient features of the Foschini 2007 Share Incentive Scheme are set out on page 129 of this annual report. The Rules of the Foschini 2007 Share Incentive Scheme are available for inspection at the registered office of the company.

Ordinary resolution number 8

To place the unissued ordinary shares of the company under the control of the directors until the following Annual General Meeting, subject to the provisions of the Companies Act, 1973, and subject to this authority being limited to issuing shares in terms of the company's obligations under the staff share incentive schemes.

Special resolution number 1

"Resolved that, the company hereby approves, as a general approval contemplated in sections 85(2) and 85(3) of the Companies Act, 1973 (Act 61 of 1973), as amended ("the Act"), the acquisition by the company or any of its subsidiaries from time to time of the issued ordinary shares of the company, upon such terms and conditions and in such amounts as the directors of the company may from time to time determine, but subject to the articles of association of the company, the provisions of the Act and the Listings Requirements of the JSE Limited ("JSE") as presently constituted and which may be amended from time to time, and subject to the following:

1. the repurchase of securities being effected through the order book operated by the JSE trading system and done without any prior understanding or arrangement between the company and the counterparty (reported trades are prohibited);
2. approval by shareholders in terms of a special resolution of the company, in annual general/general meeting, which shall be valid only until the next annual general meeting or for 15 months from the date of the resolution, whichever period is shorter;
3. repurchases may not be made at a price greater than 10% above the weighted average of the market value for the securities for the five business days immediately preceding the date on which the transaction is effected;
4. at any point in time, a company may only appoint one agent to effect any repurchase/s on the company's behalf;
5. issuers may only undertake a repurchase of securities, if, after such repurchase, it still complies with paragraphs 3.37 to 3.41 concerning shareholder spread requirements;

Notice of Annual General Meeting

Foschini Limited

6. an issuer or its subsidiary may not repurchase securities during a prohibited period as defined in paragraph 3.67;
7. in terms of this general approval, the acquisition of ordinary shares in any one financial year may not exceed, in aggregate, 20% of the company's issued share capital of that class, at the time that approval is granted, and the acquisition of shares by a subsidiary of the company may not exceed 10% in aggregate, in any one financial year, of the number of issued shares of the company of that class.

Statement by the board of directors of the company

Pursuant to and in terms of the Listings Requirements of the JSE, the board of directors of the company hereby states:

1. the intention of the directors of the company is to utilise the general authority if at some future date the cash resources of the company are in excess of its requirements. In this regard the directors will take account of, *inter alia*, an appropriate capitalisation structure for the company, the long-term cash needs of the company, and will ensure that any such utilisation is in the interests of shareholders;
2. in determining the method by which the company intends to repurchase its securities, the maximum number of securities to be repurchased and the date on which such repurchase will take place, the directors of the company will ensure that:

   2.1 the company and the group will be able to pay their debts as they become due in the ordinary course of business for the next 12 months;

   2.2 the assets of the company and the group will be in excess of the liabilities of the company and the group for the next 12 months. For this purpose, the assets and liabilities will be recognised and measured in accordance with the accounting policies used in the latest audited consolidated annual financial statements;

   2.3 the issued share capital and reserves of the company and the group will be adequate for the purposes of the business of the company and the group for the next 12 months; and

   2.4 the working capital available to the company and the group will be sufficient for the group's requirements for the next 12 months.

   The board of directors of the company will notify the shareholders of the terms of the repurchase of the company shares by publishing an announcement in the press in accordance with the Listings Requirements of the JSE should the company or its subsidiaries cumulatively repurchase more than 3% of the company's issued share capital.

   The board of directors will ensure that its sponsor provides the necessary sponsor letter on the adequacy of the working capital in terms of section 2.12 of the JSE Limited Listings Requirements, prior to the commencement of any purchases of Foschini Limited shares on the open market after the date of the Annual General Meeting of the company on 5 September 2007.

Reason and effect of special resolution number 1

The reason for special resolution number 1 is to grant the company a general authority in terms of the Act for the acquisition by the company or any of its subsidiaries of shares issued by the company, which authority shall be valid until the earlier of the next annual general meeting of the company or the variation or revocation of such general authority by special resolution by any subsequent general meeting of the company, provided that the general authority shall not extend beyond 15 months from the date of this general meeting. The passing and registration of this special resolution will have the effect of authorising the company or any of its subsidiaries to acquire shares issued by the company.

Ordinary resolution number 9

"Resolved that, any director of the company be and is hereby authorised to do all such things and sign all such documents as may be necessary for or incidental to the implementation of ordinary resolutions 1 to 8 and special resolution number 1 proposed at the meeting convened to consider this resolution."

To transact any other business that may be transacted at an annual general meeting.

Section 11.26(b) of the Listings Requirements requires the following disclosure, some of which is included in the annual report of which this notice forms part:

- directors and management (section 11.26(b)(i)) – refer pages 10 to 13;
- major shareholders (section 11.26(b)(ii)) – refer page 124;
- material change (section 11.26(b)(iii)) – there have been no material changes in the affairs or financial position of Foschini Limited and its subsidiaries since the date of its financial year-end and the date of this notice;
- directors' interests in Foschini Limited shares (section 11.26(b)(iv)) – refer note 12,4;
- share capital of Foschini Limited (section 11.26(b)(v)) – refer note 12;
- directors' responsibility statement (section 11.26(b)(vi)) – the directors, whose names appear on pages 10 and 11 of the annual report of which this notice forms part, collectively and individually accept full responsibility for the accuracy of information pertaining to this notice and certify that to the best of their knowledge and belief there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that this notice contains all such information; and
- litigation statement (section 11.26(b)(vii)) – there was no material litigation against the company or any of its subsidiaries at the end of the financial year.

Foschini Limited

General instructions

Members are encouraged to attend, speak and vote at the annual general meeting.

If you hold shares in certificated form (i.e. you have not dematerialised your shares) or are registered as an "own name" dematerialised shareholder, then:

- you may attend and vote at this meeting; alternatively
- you may appoint a proxy to represent you at the meeting by completing the attached form of proxy and lodging it with the transfer secretaries of the company at least 24 hours before the time of the meeting.

If you have dematerialised your shares and are not registered as an "own name dematerialised shareholder" (i.e. specifically instructed your Central Securities Depository Participant ("CSDP") to hold your shares in your own name on the company's sub-register), then, subject to the custody agreement between yourself and your CSDP or broker:

- if you wish to attend the meeting you must contact your CSDP or broker, as the case may be, and obtain the relevant letter of representation from it; alternatively
- if you are unable to attend the meeting but wish to be represented at the meeting, you must contact your CSDP or broker, as the case may be, and furnish it with your voting instructions in respect of the meeting. You must not complete the attached form of proxy. The instructions must be provided in accordance with the custody agreement between yourself and your CSDP or broker, as the case may be, within the time period required by your CSDP or broker, as the case may be.

CSDPs, brokers or their nominees, as the case may be, recorded in the company's sub-register should, when authorised in terms of their mandate or instructed to do so by the owner on behalf of whom they hold dematerialised shares in the company, vote by either appointing a duly authorised representative to attend and vote at the meeting or by completing the attached form of proxy in accordance with the instructions thereon and lodging it with the transfer secretaries of the company at least 24 hours before the time of the meeting.

By order of the board

D Sheard
Secretary

31 May 2007



Salient Features of the Foschini 2007 Share Incentive Scheme ("the scheme")

Introduction

The purpose of the scheme is to incentivise selected employees and executive directors of the group by way of share appreciation rights (SARs). This scheme is equity settled.

The scheme will be operated by the Foschini Share Incentive Trust ("the Trust"). In future, all benefits will be granted in terms of the new scheme. The Foschini 1997 Share Option Scheme will continue until there are no obligations outstanding.

Grant of SARs

The trustees of the Trust will, on directions received from the remuneration committee based on the recommendation of participating subsidiaries, grant SARs to selected employees and directors. SARs may be granted at any time.

SARs conversion

One SAR equates to one ordinary share in the issued share capital of the company. Upon fulfilment of the performance conditions, the SARs may at any time during the term be converted into such number of ordinary shares in the issued share capital of the company, the aggregate market value of which equates to the difference between the market value per share on the grant date and the market value per share on the conversion date, multiplied by the number of SARs being converted.

Performance conditions and term

The performance conditions are:

- a 2% growth over CPIX in respect of headline earnings per share. The performance measurement is three years after the grant date. Remeasurement based on a compounded growth rate is permitted in years four and five (if the rate is not achieved in prior years); and
- employment with the group on the relevant date of fulfilment of the condition above.

The SARs must be converted by the sixth year after the grant date or they will lapse.

The trustees of the Trust, upon directions received from the remuneration committee, in certain circumstances have discretion to amend these conditions, time periods and terms.

Scheme limits

i. The aggregate number of shares at any one time, which may be utilised for the scheme and existing schemes will not exceed 15% of the issued ordinary share capital of the company.

ii. The aggregate number of shares at any one time which may be utilised in terms of the scheme or existing schemes in respect of any one participant will not exceed 3% of the issued ordinary share capital of the company.

Variation in issued share capital or reorganisation

Following a variation in the share capital of the company or reorganisation of the company, the SARs granted will be adjusted as is appropriate.

Termination of employment

In the event that a participant's employment with the group is terminated by reason of death, ill health, redundancy or retirement, a participant's SARs will not lapse automatically. In other circumstances, any SARs not yet converted will lapse.

Voting and dividends

The SARs will carry no voting or dividend rights. A participant will only be entitled to the voting and dividend rights pertaining to the shares to be delivered on conversion of the SARs once the participant has called for conversion.



Annexure to the Notice of Annual General Meeting

Foschini Limited

Notes

FOSCHINI

FOSCHINI LIMITED

Foschini Limited

JSE code: FOS ISIN: ZAE000031019

Incorporated in the Republic of South Africa (Reg. No. 1937/009504/06)

FORM OF PROXY (N.B. FOR USE ONLY BY CERTIFICATED AND "OWN NAME" DEMATERIALISED SHAREHOLDERS)

To be returned to the Transfer Secretaries, Computershare Investor Services 2004 (Pty) Limited, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107) as soon as possible and not later than 24 hours before the AGM, excluding Saturdays, Sundays and public holidays.

ANNUAL GENERAL MEETING WEDNESDAY, 5 SEPTEMBER 2007 AT 12:15 PM

I/We (full names) ______________________________

of (address) ______________________________

being a member(s) of Foschini Limited and entitled to ______________ votes (ONE PER SHARE HELD)

hereby appoint ______________ or failing him/her ______________

or failing him/her the chairman of the meeting as my/our proxy to act for me/us at the Annual General Meeting of the company to be held at 12h15 on Wednesday, 5 September 2007 at Stanley Lewis Centre, 340 Voortrekker Road, Parow East and at any adjournment thereof as follows:

	Insert X in appropriate block		
	For	Against	Abstain
Ordinary resolution No. 1 – approval of annual financial statements			
Ordinary resolution No. 2 – reappointment of the auditors			
Ordinary resolution No. 3 – election of Mr S E Abrahams as a director			
Ordinary resolution No. 4 – election of Mr W V Cuba as a director			
Ordinary resolution No. 5 – election of Mr L F Bergman as a director			
Ordinary resolution No. 6 – election of Mr A D Murray as a director			
Ordinary resolution No. 7 – authorise the implementation of the Foschini 2007 Share Incentive Scheme, salient features set out in the Annexure			
Ordinary resolution No. 8 – general authority to directors in terms of unissued shares			
Special resolution No. 1 – general authority to repurchase company shares			
Ordinary resolution No. 9 – general authority of directors			

Signed this ______________ day of ______________ 2007

Signature ______________ Assisted by (where applicable) ______________

Please read the notes on the reverse side of this proxy form.

Form of Proxy

Notes

1. The person whose name stands first on the proxy form and who is present at the annual general meeting will be entitled to act as a proxy to the exclusion of those whose names follow thereafter. If no proxy is inserted in the spaces provided, the chairman shall be deemed to be appointed as the proxy.

2. Unless otherwise instructed above, a proxy is entitled to vote as he thinks fit.

3. A proxy appointed by a member to attend, speak and vote in his stead need not also be a member of the company.

4. In order to be effective this proxy form, and the power of attorney or other authority (if any) under which it is signed, must be RECEIVED by the transfer secretaries of the company, Computershare Investor Services 2004 (Pty) Ltd not less than twenty-four (24) hours before the time appointed for the holding of the meeting or any adjournment thereof, as the case may be, at which the proxy proposes to vote, excluding Saturdays, Sundays and public holidays.

5. Any alteration or correction made to this proxy form must be initialled by the signatory/ies, but may not be accepted by the chairman.

6. If you hold shares in certificated form (i.e. you have not dematerialised your shares) or are registered as an "own name" dematerialised shareholder, then you may attend and vote at this meeting; alternatively you may appoint a proxy to represent you at the meeting by completing the attached form of proxy and lodging it with the transfer secretaries of the company to be RECEIVED at least 24 hours before the time of the meeting, excluding Saturdays, Sundays and public holidays.

7. If you have dematerialised your shares and are not registered as an "own name dematerialised shareholder" (i.e. specifically instructed your Central Securities Depository Participant ("CSDP") to hold your shares in your own name on the company's sub-register), then, subject to the custody agreement between yourself and your CSDP or broker:

   - if you wish to attend the meeting you must contact your CSDP or broker, as the case may be, and obtain the relevant letter of representation from it; alternatively
   - if you are unable to attend the meeting but wish to be represented at the meeting, you must contact your CSDP or broker, as the case may be, and furnish it with your voting instructions in respect of the meeting. You must NOT complete the attached form of proxy. The instructions must be provided in accordance with the custody agreement between yourself and your CSDP or broker, as the case may be, within the time period required by your CSDP or broker, as the case may be.

8. CSDPs, brokers or their nominees, as the case may be, recorded in the company's sub-register should, when authorised in terms of their mandate or instructed to do so by the owner on behalf of whom they hold dematerialised shares in the company, vote by either appointing a duly authorised representative to attend and vote at the meeting or by completing the attached form of proxy in accordance with the instructions thereon and lodging it with the transfer secretaries of the company at least 24 hours before the time of the meeting, excluding Saturdays, Sundays and public holidays.

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